# Get Stay Live

## Well at Walgreens




13003756

Walgreens

2013 Annual Report

# Well at Walgreens

At Walgreens, everything our company does is designed to help people get, stay and live well. To do this, Walgreens is focused on three key strategies: Create a Well Experience, Transform the Role of Community Pharmacy and Establish an Efficient Global Platform. By focusing efforts on these strategies, Walgreens is building on its successful history while reinventing the traditional drugstore model.

**About the Cover**
Francesca Eulo is a regular fixture at her Walgreens in Tamarac, Florida. Since becoming the primary caregiver for her father, Raymond, three years ago, Francesca stops by her Walgreens once or twice each week to pick up his medications.

## 2013 Milestones

- Walgreens is the nation's largest drugstore chain, with fiscal 2013 net sales of $72.2 billion and net earnings of $2.5 billion. The company has 248,000 employees, and 8,582 locations.
- Cash flow from operations for fiscal 2013 was $4.3 billion, with record free cash flow of $3.1 billion.*
- The company continued to return significant cash to shareholders, with $1.0 billion in dividends.
- Walgreens stabilized its commercial book of pharmacy business through multiyear agreements reached with Express Scripts Inc., Caremark and other leading commercial payers.
- Walgreens strengthened its position to create the first global pharmacy-led, health and well-being enterprise by forging a game-changing strategic relationship with AmerisourceBergen.
- Walgreens continued the expansion of its Well Experience pilot format, reaching more than 500 stores opened or converted across the chain by the end of fiscal 2013. In addition, the company now has 12 flagship stores, with new locations opened in Boston, Chicago, Los Angeles, New York City, San Francisco, Washington, D.C., and Philadelphia.
- Walgreens introduced its Healthcare Clinic at select Walgreens as the new branding for nearly 400 in-store retail clinics, replacing the former Take Care Clinic name that has stood since the brand's inception in 2004.
- Walgreens and the Blue Cross and Blue Shield Association launched a national campaign to educate consumers about the new healthcare reform law and provide them with key information so they can decide how best to participate in new insurance options as a result of the Affordable Care Act.
- Walgreens HIV/AIDS program and Centers of Excellence were honored by *Profiles in Diversity Journal* as No. 2 in its top 10 international list for its Innovations in Diversity Award.
- Walgreens was named to *Fortune* magazine's World's Most Admired Companies list for the 20th consecutive year, and was ranked 37th overall in revenue on the *Fortune 500* list of largest U.S.-based companies. The company was ranked 120th overall in revenue on the *Fortune Global 500* largest companies list.

** This is a non-GAAP measure. See Reconciliation of Non-GAAP Financial Measures on page 46.*

# Financial Highlights

For the years ended August 31, 2013 and 2012 *(In millions, except per share amounts)*

| | 2013 | 2012 | Increase |
|---|---|---|---|
| Net Sales | **$72,217** | $71,633 | 0.8% |
| Net Earnings | **$ 2,450** | $ 2,127 | 15.2% |
| Adjusted Net Earnings *(1)* | **$ 2,982** | $ 2,565 | 16.3% |
| Net Earnings per Common Share (diluted) | **$ 2.56** | $ 2.42 | 5.7% |
| Adjusted Net Earnings per Common Share (diluted) *(1)* | **$ 3.12** | $ 2.93 | 6.5% |
| Shareholders' Equity | **$19,454** | $18,236 | 6.7% |
| Return on Average Shareholders' Equity | **13.0%** | 12.9% | |
| Closing Stock Price per Common Share | **$ 48.07** | $ 35.76 | |
| Total Market Value of Common Stock | **$45,503** | $33,759 | |
| Dividends Declared per Common Share | **$ 1.14** | $ .95 | |
| Average Shares Outstanding (diluted) | **955** | 880 | |

*(1) This is a non-GAAP measure. See Reconciliation of Non-GAAP Financial Measures on page 46.*

# Company Highlights

| | | 2013 | 2012 | 2011 | 2010 | 2009 |
|---|---|---|---|---|---|---|
| Locations | Openings | | | | | |
| | New Locations | **198** | 212 | 261 | 388 | 602 |
| | Acquisitions | **152** | 54 | 36 | 282 | 89 |
| | Closings | **153** | 91 | 133 | 120 | 129 |
| | Net Openings | **197** | 175 | 164 | 550 | 562 |
| | Locations *(1)* | **8,582** | 8,385 | 8,210 | 8,046 | 7,496 |
| | Sales Area *(2)* | **88,802** | 87,049 | 85,619 | 83,719 | 78,782 |
| Product Class Sales | Prescription Drugs | **63%** | 63% | 65% | 65% | 65% |
| | Non-prescription Drugs | **10%** | 12% | 10% | 10% | 10% |
| | General Merchandise | **27%** | 25% | 25% | 25% | 25% |

*(1) Includes drugstores, worksite health and wellness centers, infusion and respiratory services facilities, specialty pharmacies and mail service facilities.*
*(2) In thousands of square feet.*


Walgreens Fiscal Year Stock Performance
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# Letter to Shareholders



**Gregory D. Wasson** *(left)*
*President and Chief Executive Officer*

**James A. Skinner**
*Chairman of the Board*

## Growing Shareholder Value by Helping People Get, Stay and Live Well

Dear Shareholders:

We are pleased to update you on Walgreens performance this year as we achieved record sales of $72.2 billion, strong profits of $2.5 billion and record free cash flow of $3.1 billion.* Most of all, fiscal 2013 was a year of major strategic progress as we crystalized and advanced the transformation of our company for long-term sustainable growth and value creation. We are "Well" positioned for a strong future.

Continuing to meet our long-term goal of delivering top-tier shareholder returns, Walgreens returned $1.0 billion to shareholders this year through dividends. Over the past five years, Walgreens dividend has grown at a compound annual growth rate of nearly 23 percent, compared with 10 percent for the Dow Jones Industrial Average and 6 percent for the S&P 500.

We believe the best is yet to come, as we took significant steps in 2013 to continue to reimagine and redefine the drugstore experience in America – and the world.

The humble Chicago corner drugstore that opened in 1901 grew into the nation's largest retail pharmacy chain through unmatched customer service, relentless innovation, and a nationwide store network on the best corners in America. Today, we are establishing the first global pharmacy-led health, beauty and well-being enterprise, seizing opportunities to lead the market in the decades ahead.

As we think globally and long term, Walgreens is keenly focused locally every day on the customers and patients in communities across America who count on us to meet their health and daily living needs. Many families are still struggling with the weak jobs market. The healthcare system we rely on is undergoing rapid and fundamental change. While the national Affordable Care Act is expanding coverage, the cost of care is rising and demand is challenging supply, affecting people's financial security and stressing providers.

*This is a non-GAAP measure. See Reconciliation of Non-GAAP Financial Measures on page 46.*

While our economy and healthcare system remain challenging, Walgreens took decisive steps this year to boost our daily living sales and prescription volumes. Thanks to the focus, determination and spirit of service by our 248,000 team members, we continue to transform today's challenges into opportunities to deliver exceptional value – every day, and for the long term.

### Strategic Growth Drivers Move Forward

The Walgreens strategic transformation, now five years strong, is driven by our purpose – to help people get, stay and live well – and our vision, to be the first choice for health and daily living for everyone in America and beyond. To achieve our purpose and vision, we are focused on three strategic growth drivers:

- **Create a Well Experience** by transforming the customer experience across all touch points, channels and formats.
- **Transform the role of community pharmacy** by offering unparalleled access to innovative, high-quality, affordable health and wellness services within our communities.
- **Establish an efficient global platform** to create the first global pharmacy-led health and well-being enterprise with our strategic partnership with Alliance Boots, the leading international pharmacy-led health and beauty group, and our long-term strategic relationship with AmerisourceBergen, one of North America's largest pharmaceutical services companies.

We are pleased to update you on our progress this year in advancing these strategic growth drivers.

### Creating a Well Experience

Walgreens is embracing today's consumers to become their first choice in health and daily living. Mindful of the Great Recession and recognizing their unlimited internet options, people are expecting maximum value – defined by convenience and quality as well as price.

Consumers today are driving the explosive growth of digital and mobile technologies – by 2015, more than 50 percent of U.S. retail sales are projected to be web-influenced. Retail channels – store, online, mobile – are blurring, and consumers today are shopping wherever and however they can to get what they want.

Our strategy of Creating a Well Experience is to build on our trusted and historic brand, and our 8,100-plus store network, to step out of the traditional drugstore format to create a truly differentiated experience for consumers and patients who want more from their stores.

Well Experience starts with leading-edge store design, new layouts, enhanced product assortments and state-of-the-art pharmacies, including bringing the pharmacist out from behind the counter for greater interaction with patients. More than enhancing the physical store, Well Experience also means a highly engaged employee delivering a unique and happy customer experience. To enhance that experience, this year we launched a concerted employee training program to ensure a winning company culture with "Well"-inspired people.

Well Experience also offers best-in-class omni-channel access – harnessing digital, web and mobile applications – to give shoppers the "three Ws": What they want. Where they want it. When they want it. Our newest omni-channel options allow Walgreens smartphone app users to now print from Instagram, and our app is compatible with Windows Phone 8.

Altogether this year, we expanded the overall number of Walgreens stores incorporating our Well Experience concepts from 400 to more than 500.

Boosting the Well Experience across Walgreens, the Balance® Rewards loyalty program has generated extraordinary customer response. More than 83 million members have enrolled in Balance Rewards in less than a year since introduction, making ours one of the most successful launches of a loyalty program in the history of retail.

Millions of Balance Rewards members already have collected enough points to treat themselves to free rewards. Nearly 80 percent of members surveyed have told us they are delighted with the simplicity of the program, how easy it is to sign up and use – in stores, online or with their mobile phones.

Balance Rewards delivers more than value to customers by giving them money-saving points on their purchases and for participating in health-related activities. The program also provides immeasurable value to Walgreens by giving us exceptional insight into customer shopping habits and preferences – information we are putting to work to enhance pricing, promotions, product assortments and services, and to tailor our daily living strategies to meet individual community needs.

Rounding out the Well Experience, we are also pleased with the strong momentum of our private brands, including Walgreens, Good & Delish, Nice!, and many more. The company's investments in these and other private brand lines increased private brand penetration to 22.4 percent in fiscal 2013, up 1.8 percentage points from 20.6 percent in fiscal 2012.

We also continued to magnify and test our Well Experience concepts with our new, out-of-the-box flagship stores in key locations across the country. These 20,000-plus square-foot stores, with two or even three expansive floors, surprise many Walgreens customers with an extensive collection of innovative offerings, products and services unexpected from a drugstore such as sushi bars, juice and smoothie bars, cafes, fresh food and on-the-go meals, and expanded beauty departments and services including boutiques and manicure stations. This year we opened new flagship stores in several iconic locations: The Empire State Building in Manhattan, the historic corner of Sunset and Vine in Hollywood, California, and in locations in Boston, Chicago, San Francisco, Washington, D.C., and Philadelphia – for a total of 12 so far.

We are pleased with the performance of our Well Experience stores. Customer delight, a metric we use to gauge satisfaction, has surpassed our expectations and goals in monthly surveys. People agree – "This is not your grandfather's Walgreens."

## Transforming Community Pharmacy

As we embrace and delight today's consumer, Walgreens is also pioneering a far greater role for community pharmacy – seizing new opportunities to serve the healthcare system as the nation's needs continue to grow and change.

This past year, Walgreens forged multiyear contracts with predictable reimbursement rates with the major commercial payers, bringing greater stability and certainty to our pharmacy business. Walgreens also began participating as part of the preferred pharmacy network of three of the top national Medicare Part D plans, giving us a leading role in serving older Americans.

As our nation ages – about 10,000 people in the U.S. turn 65 every day – healthcare spending continues growing. For older Americans, 13 percent of their total living expenses go to healthcare, roughly twice the share for consumers on the whole, and the need for chronic care is rising.

An aging population demands more pharmacy services. Today, 17 percent of healthcare spending by older Americans is for medication, and they fill an average of 30 prescriptions a year. With healthcare spending estimated to rise by 5 percent a year, drug spending is expected to grow by roughly $35–45 billion by 2016, according to the IMS Institute for Healthcare Informatics. With this growth, *Forbes* magazine recently named the drugstore business as one of four healthcare businesses that will see "tailwinds" in the next four years.

Healthcare reform is further driving the demand for affordable, high-quality healthcare and is estimated to provide another 30 million people with access to health insurance coverage.

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* *This is a non-GAAP measure. See Reconciliation of Non-GAAP Financial Measures on page 46.*

### Earnings

*Adjusted Net Earnings in billions of dollars**


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* *This is a non-GAAP measure. See Reconciliation of Non-GAAP Financial Measures on page 46.*

The pharmacy profession has always played a key role in America's healthcare system. In the future, as pharmacists and nurse practitioners practice at the top of their professions, together they can help fill the gap in primary care, expand health and wellness, and lower overall healthcare costs.

A new IMS study in June supports this point. Improper and unnecessary use of medicines, it found, increased healthcare costs by more than $200 billion in 2012, about 8 percent of the nation's total healthcare spending that year. The study singled out pharmacists as "particularly well positioned" to address this crisis by helping patients "through frequent and direct communication … about responsible use of medicines." More broadly, the study found "Pharmacies are capable of, and have been taking on, greater responsibility to provide more primary care services."



AmerisourceBergen customer orders for specialty products are packed for distribution in Louisville, Kentucky. AmerisourceBergen has 25 pharmaceutical distribution centers and three specialty distribution facilities across the U.S.

We agree wholeheartedly, and Walgreens is well positioned to serve the growing demand for pharmacy-led health and well-being services through our strategy to transform community pharmacy and its three main goals:

First, to deliver comprehensive care across our strong base of healthcare assets, including more than 70,000 healthcare service providers at our 8,100-plus store locations, nearly 400 Healthcare Clinics staffed by nurse practitioners and physician's assistants co-located with our pharmacies, 370 workplace health centers on major employer campuses and 200 health system pharmacies.

Second, to offer an easy, expert experience for patients, healthcare providers and payers that differentiates Walgreens from its competitors.

Third, to be the strategic partner of choice – seeking targeted partnerships and pursuing joint initiatives with healthcare providers and payers. This year, for example, Walgreens formed Accountable Care Organizations with three leading physician groups in Texas, Florida and New Jersey.

Walgreens is pursuing these goals through our core pharmacy business (providing traditional medication through our retail stores and mail), and by expanding into two fast-growing healthcare segments: first, in specialty pharmacy, serving people with complex, chronic diseases including HIV/hepatitis C, rheumatoid arthritis, multiple sclerosis and cystic fibrosis; second, in health and wellness services, including meeting new nonemergency and outpatient care needs arising from the national Affordable Care Act.

Walgreens is becoming a key part of the community healthcare delivery team, supporting primary care physicians, health plans and health systems to address patient needs and gaps in care.

For example, our in-store Healthcare Clinics are further expanding their health service offerings well beyond minor and episodic care. This year we introduced assessment, treatment and management for chronic conditions such as hypertension, diabetes, high cholesterol, asthma and others, as well as additional preventive health services. We have a long-term partnership with Theranos, Inc., to provide innovative lab testing services in Walgreens pharmacies.

As our Well Experience strategy moves pharmacists out from behind the counter to better counsel patients on the proper use of medication and to expand our scope of services, we are enabling our healthcare professionals to provide even more advanced care through store design, automation, and healthcare information technology. Harnessing technology tools such as electronic medical records, shared billing and scheduling platforms and integrated data, Walgreens can provide a holistic view of each patient for health plans, physicians and other health system partners.

With our expanding healthcare assets and innovations, Walgreens is fast becoming "part of the solution" to the nation's changing healthcare system and needs. We are meeting what has been described as healthcare's "triple aim": Improving patient experience, driving better health outcomes, and lowering overall healthcare costs.

Already, Walgreens is the long-standing private sector leader in providing vaccinations, administering a total of 8.5 million this year alone. As we provide convenient access to this preventive healthcare measure, our immunization program demonstrates the growing patient confidence in pharmacists as an important member of their healthcare team. We will continue to advance our leadership.

Walgreens healthcare innovations have not gone unnoticed. For the third time in four years, *Fast Company* magazine elected Walgreens as one of the healthcare industry's most innovative companies for leadership and innovation in healthcare services – from our ongoing transformation of community pharmacy highlighted by our Well Experience store format – to our combination of health and technology through development of award-winning mobile applications and web tools to help people manage their health – to our public-private initiatives with the U.S. Centers for Disease Control and Prevention, U.S. Department of Health and Human Services and others to improve access to healthcare services, while creating a new standard for the patient-pharmacist relationship.

And we are only getting started.

## Establishing an Efficient Global Platform

As we create a Well Experience and transform community pharmacy, Walgreens – together with Alliance Boots and AmerisourceBergen – is elevating these growth strategies across the United States and beyond.

A world of opportunities is waiting as the global market is also a growing market for healthcare solutions. Today, nearly a billion people live in the U.S. and Europe and by 2020, that number could reach 1.1 billion. Like America, the global market is also an aging market with increased healthcare spending – 5 percent annual growth in Europe alone. Growth opportunities range from expanding consumer choices of the world's best products to making supply chains and delivery systems more efficient and effective, expanding access and lowering costs.

To seize these opportunities, we reached across the Atlantic and forged a strategic partnership with Alliance Boots. A bit about Alliance Boots: In 2006, the Boots drugstore chain known across London merged with Alliance Healthcare to become the world's leading integrated wholesale-retail pharmacy provider. The Walgreens-Alliance Boots partnership brought the best of two iconic brands together to further advance the retail drugstore concept in America and across the world.

Last spring, Walgreens and Alliance Boots announced a strategic, long-term relationship with the largest pharmaceutical supply chain company in America, AmerisourceBergen, to form a collaborative wholesale-retail model here in the United States. The 10-year strategic long-term contract, which will distribute brand and generic pharmaceuticals to more than 8,100 Walgreens locations across the country, officially launched in September.

This relationship will enable Walgreens, Alliance Boots and AmerisourceBergen to benefit from greater scale and global opportunities, and work together on programs to improve service levels and efficiencies, while reducing costs and increasing patient access to pharmaceuticals. Together, our three companies will help address global healthcare challenges by making it easier for manufacturers to bring products to market, increasing accessibility to the benefits of global sourcing and best practices for community pharmacies, and providing patients with better access to healthcare. The collaboration will also generate opportunities to attract partners in new markets and prospects in existing markets around the globe.

With Alliance Boots and AmerisourceBergen, we are positioned to become the leading pharmacy-led health and well-being enterprise in the world, with 11,000 drugstores and 370 wholesale distribution centers, with a presence in 25 countries, with a pharmaceutical supply chain unmatched in the world (including associates and joint ventures).

Walgreens is already bringing the best of Boots to communities across America. This year, we launched the Boots No7 Men skincare product line following the successful introduction of the Boots No7 women's skincare line and other Boots products in four of our flagship locations. The debut of Boots No7 and Mark Hill Salon Professional products to U.S. markets is just a hint of what's to come.

The Walgreens-Alliance Boots strategic partnership also provides significant value creation for shareholders. When we announced our partnership, we set a target to achieve combined synergies of $100–150 million in the first year. We exceeded that target. The Alliance Boots and AmerisourceBergen partnerships represent a significant strategic step forward for Walgreens, today and tomorrow.

Looking back, 2013 was a year of advancing our near-term performance, long-term strategic transformation, and profitable growth. We think this is an exciting time to be part of the Walgreens family as we build on our heritage of service and innovation for a new century around the globe.

## Advancing Walgreens Corporate Citizenship

Meanwhile, in the past year, our company and people also continued to advance the Walgreens heritage as a solid corporate citizen in four distinct areas:

- **Healthy company:** The National Business Group on Health, a non-profit association of large U.S. employers, honored Walgreens for its ongoing commitment to promoting a healthy workplace and encouraging workers and families to pursue and maintain healthy lifestyles.

- **Healthy people:** Walgreens and the National Urban League continued our joint Way to Well health tour, providing free health tests, assessments, education and consulting services to residents in urban and minority communities who experience disproportionately higher rates of preventable disease. Walgreens and AARP also collaborated on a Way to Well health tour. We also joined with Greater Than AIDS, health departments and local AIDS service organizations to provide free HIV testing in support of National HIV testing day. The more than $8.5 million raised by Walgreens customers to help pay for treatment support and screenings for breast cancer patients earned our company the Susan G. Komen Foundation's prestigious "Mission Possible" award.

- **Healthy communities:** After tornados devastated parts of Oklahoma, our teams mobilized additional shipments of essential supplies to area stores, made an initial donation of three semitrailers of food, water and first aid supplies to the Oklahoma chapter of the American Red Cross and offered customers an opportunity to make donations at its Oklahoma, Arkansas and Missouri drugstores. Walgreens also donated more than $350,000 to Hurricane Sandy relief efforts in New York and New Jersey.

- **Healthy world:** Walgreens is partnering with the United Nations Foundation this coming flu season to help provide up to three million life-saving vaccines to children in developing countries through a donation to the Foundation's Shot@Life campaign. On the environmental front, Walgreens is building the nation's first "net zero" retail store in Evanston, Illinois – a building that is designed to produce more energy than it uses – harnessing alternative energy equipment from solar panels, wind turbines and a geothermal energy system below the store's foundation. This is not a showcase project – we're investing in alternative energy strategies across our stores nationwide as part of our overall sustainability plan to reduce energy use (and costs!) by 20 percent by 2020.

## Looking Ahead – With Appreciation

Walgreens continues to advance our strategic transformation, driven by a bold and – we believe – game-changing vision for community pharmacy in America and beyond.

With our strategic foundation in place, management's focus in fiscal 2014 will be on the disciplined execution of our long-term strategic vision and day-to-day business – all to continue delivering double-digit growth in earnings per share, increasing return on invested capital, and providing top-tier shareholder returns.

To share credit where due, we want to pay tribute to our 248,000 team members in communities across the country – people who come to work every day, night and weekend, believe in Walgreens vision and purpose, cherish the chance to serve our customers and patients, execute with thought, pride and precision, and lead and inspire the company at every level. Every day we see them living our cultural beliefs: "Be one, be real, be bold, build trust, love customers, own it, live it." Every day, these incredible people turn change and challenge into opportunity and value. We are so proud of them and what they bring.

Thanks also to our Board of Directors, which has been steadfast in its support and guidance as we further advance and accelerate the Walgreens transformation.

Most of all, it is you – our shareholders and owners – who deserve the lion's share of appreciation for believing in Walgreens today and our limitless promise for tomorrow. We look forward to moving ahead together as we redefine Walgreens for a new generation as a place, in your communities, that always strives to help people get, stay and live well.



James A. Skinner
*Chairman of the Board*



Gregory D. Wasson
*President and Chief Executive Officer*

*October 18, 2013*


LOOK BOUTIQUE
Walgreens
pharmacy

# Create a Well Experience

Walgreens flagship store in Boston opened its doors in May. With an enhanced, state-of-the-art pharmacy designed to encourage greater interaction between pharmacists and patients, a LOOK Boutique featuring prestige beauty products – such as Boots No7 – not typically found in a drugstore in the United States, and a selection of fresh food and meals to go, the store offers more than a standard drugstore. The company's flagship concept is designed to be a platform for innovation and to showcase the best of the Walgreens brand. The company's flagships are the ultimate expression of its Well Experience store concept, which emphasizes the patient-pharmacist relationship and positions Walgreens as the No.1 destination for health and daily living.

Well Experience stores feature a new, enhanced layout, a number of new product selections and a completely revamped pharmacy and healthcare experience. The front of the store is focused on daily living needs that help customers live well, while the Well Experience pharmacy is designed to foster pharmacist-patient relationships to help customers get well and stay well. Features in many Well Experience stores, such as private consultation areas and pharmacist work areas in front of the pharmacy counter, help patients feel comfortable bringing their health and medication concerns to their Walgreens pharmacist.

**14 million visits**

**to our websites and mobile apps every week. For one-third of our online visitors to Walgreens brand properties, the very next thing they do is visit one of our stores – that's about 4 million store visits driven by eCommerce each and every week.**


Wal-Sleep Z
Omeprazole
Magnesium
de LiSH
Multi-Grain
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de LiSH

**Walgreens continues to make a substantial investment in private brands,** including Well at Walgreens (over-the-counter wellness products) and Good & Delish (high-quality food items). The company's investments in these and other private brand lines increased private brand penetration to 22.4 percent in fiscal 2013, up 1.8 percentage points from 20.6 percent in fiscal 2012.



**This year, Walgreens introduced a merchandising strategy designed to make individual markets feel like smaller chains of community stores.** In the college town of Madison, Wisconsin, for example, that means displays and merchandise unique to the campus store's demographics: a niche cycling section for bicycle commuters, shelving units for apartments and dorms, and lots of Wisconsin Badgers items. Many stores reflect local communities, such as Hispanic, Jewish, Polish and others, by stocking ethnic food products, cooking supplies and holiday items. Similarly, displays in limited-income areas feature expanded dollar-priced merchandise and private brand offerings – making every store feel like "My Walgreens." Above, student Zoe Dixon can find what she needs for college life at the Madison Walgreens.


Genie
Walgreens




PHARMACY

**Moore, Oklahoma, will never forget May 20, 2013. On that day, the force of 200 mile-per-hour winds devastated the community, killing or injuring hundreds of people.** Walgreens stores in the area were spared loss of life, but not property damage. As soon as the danger had passed, Walgreen employees in Moore and surrounding communities began working together to rebuild.

Immediately after the tornado struck, the company donated three semitrailers full of food, water and emergency supplies. To make it easier for people in neighboring states to donate, the company also set up a register donation program in which customers in Arkansas, Missouri and Oklahoma could choose to make a cash donation to the American Red Cross. Walgreens also mobilized its emergency trailer pharmacy to help Moore-area residents get the lifesaving prescriptions, over-the-counter items and medication advice they needed.

As a neighborhood health destination, Walgreens knows that being able to reopen its stores quickly after a disaster is essential to helping the community recover. The company's Security Operations Center in Deerfield, Illinois, monitors weather, news reports and alarm systems so it can respond immediately to natural or man-made threats. After Hurricane Sandy hit the East Coast in October 2012, Walgreens stores were among the first businesses to reopen, allowing customers to recharge cell phone batteries, refill lost or damaged prescriptions and purchase emergency supplies of food, water and batteries. The same community pharmacy that's open for customers' midnight emergencies when other retailers aren't prides itself on being available during larger-scale emergencies as well.

Photographed above, Moore store manager Melissa Warde and pharmacy technician Peyton Brooks were there to provide some normalcy as the community recovered from the tornado.


83
balance®
rewards

# 83 million members

**make Walgreens Balance® Rewards one of the most successful launches of a loyalty program in the history of retail.**

**Through the Department of Energy's Better Buildings Challenge, Walgreens is committed to reducing its chainwide energy consumption 20 percent by 2020, while investing wisely in green technologies and preserving natural resources for future generations.**


>20%

In what Walgreens believes to be a retail-industry first, the company is combining technologies currently in use across the chain – such as wind turbines, solar installations and geothermal technologies – into one super-efficient store in Evanston, Illinois. Engineering estimates indicate that the store will generate more electricity than it requires, for a "net-zero" energy usage.

This store highlights the company's energy- and cost-saving initiatives achieved through "green" design, construction and operation. Across the company, Walgreens has an industry-leading 150 solar installations, 400 electric vehicle charging stations and trendsetting energy management systems, and stands committed to minimizing its environmental impact while enhancing the customer experience.




Walgreens
AARP

The Walgreens Way to Well Health Tour took to the road with five mobile coaches to bring free health tests, education and consulting services to underserved communities. These buses provide free health tests, valued at more than $100, that read people's blood glucose, total cholesterol, blood pressure, body mass index and other important health markers. Often held in the parking lot of Walgreens stores, these events give customers and patients – about half of whom are new to Walgreens – even more opportunities to interact with their local pharmacy staff.



# Transform Community Pharmacy

While Walgreens has provided trusted pharmacy services for more than 110 years, the company is also pushing the envelope of what pharmacy can be. From consulting on medications to providing health testing and biometric screenings, Walgreen pharmacists are becoming even more focused on relationships rather than transactions. Formal conversations on medication therapy management held in private consultation rooms help underscore the importance of patients taking their medications as prescribed, leading to improved outcomes for patients and lower costs for payers.

Pharmacists such as Shawnt Batmanian in Los Angeles are at the forefront of change as Walgreens transforms community pharmacy. Shawnt's relationships with patients run deep – such as with 76-year-old retired actor and clinical psychologist Bill LaVallee. Bill regularly discusses his medications for diabetes, high blood pressure, pain and a recent heart surgery with Shawnt. He says having a conversation with Shawnt is like visiting with a friend, except that he talks about things with his pharmacist that he wouldn't even mention to a close friend.



**Transforming community pharmacy also involves elevating the role of pharmacy technicians like Tan Chen (above), in Mercer Island, Washington.** Walgreens pharmacy technicians are fully trained and pass a national certification test. In the same way hygienists assist dentists, pharmacy technicians are an integral part of the team, taking on a larger role preparing medications under the pharmacist's supervision. This enables pharmacists to engage with patients and do all they were trained to do in pharmacy school.


Walgreens
Walgreens Rx: You have a prescription due for refill. Reply REFILL to refill by text. Txt STOP to quit HELP for info.
Refill
Walgreens: Your RX will be refilled at 2924 E 92ND ST, Chicago, IL, 60617 on November 8. We will text you when ready. Questions? Call (773) 721-6603
Great, thanks!
Text Message

**Walgreens pharmacy solutions revolve around improving health outcomes.** Calls or text messages remind patients when their refills are ready and again, before the medication is returned to stock. Services such as new-to-therapy consultations help patients prepare for changes to their prescription regimen, with the goal of increasing adherence. And with electronic health records, Walgreens can remind patients when they're due for a new vaccination and send electronic notifications to their doctors. The convenience of health and prescription records in one place creates more connections between patients, providers and payers, enhancing patients' understanding of their total health.

**When Katie Heupel was pregnant with her son Andrew, she started to feel "off."** So she had her blood pressure checked at Walgreens, part of the company's health test services, which also include cholesterol, blood glucose, A1C testing for people with diabetes, and body composition.

When Katie's numbers were high, her pharmacist advised her to see her doctor right away, who sent her to the hospital. Katie was induced due to pre-eclampsia (pregnancy-related high blood pressure) and gave birth to a healthy son. "I'm so grateful I could go to Walgreens to give me peace of mind," she says.





More than **8.5 million** total immunizations in FY 2013

Take Care Clinic is now called Healthcare Clinic at Walgreens, to create a consistent experience across Walgreens stores, pharmacies and retail clinics. And with the same great care that patients like Kaden Godwin and her mother, Valerie, have grown to trust, this year Healthcare Clinic locations began offering even more services, such as the assessment, treatment and management for chronic conditions, as well as additional preventive health and wellness services that promote good health. Customers can now find in-store clinic locations, services and information through Walgreens.com/clinic, reinforcing Walgreens as a healthcare destination.

For Linda Stover, Healthcare Clinic nurse practitioner and clinic manager in Phoenix, a caring spirit and concern for patients' well-being runs in the family. Her mother was a nurse and Linda followed in her footsteps, spending 13 years as a critical care and emergency room nurse before going back to school to receive her advanced degree as a family nurse practitioner. Nurse practitioners like Linda, and other healthcare practitioners such as physician assistants, staff the clinics seven days a week, 363 days a year, taking walk-ins and appointments during the day, evenings and weekends. This flexibility makes the Healthcare Clinic an ideal destination for working parents, travelers and anyone needing convenient and affordable care.

Walgreens convenient access to healthcare services isn't limited to clinics inside retail stores. Employers like United Airlines and Toyota offer on-site clinic and pharmacy services at their workplaces to help employees stay well and reduce healthcare costs for the employer. And hospitals, medical groups and other health systems have contracted with Walgreens to provide pharmacy services, offering convenience and continuity of care for patients as they're discharged.

More than 10,000 seniors, like 84-year-old Donald Woods, become eligible for Medicare each day. As Walgreens considered this growing population, the company saw great opportunities to offer its pharmacy services to meet the needs of those covered by Medicare – in particular, Medicare Part D, a federal program that subsidizes the cost of prescription medications for seniors. In addition to helping seniors navigate the complexities of their prescription drug coverage by offering free Medicare prescription plan reviews, Walgreens was designated as a preferred pharmacy by three leading Medicare Part D plan sponsors, including the nation's largest Part D plan. Members of these Part D plans who fill prescriptions at Walgreens may realize significant cost savings on co-payments compared to filling prescriptions at non-preferred pharmacies.




THE JOHNS HOPKINS HOSPITAL

In June, Walgreens and Johns Hopkins Medicine announced plans to open a Baltimore drugstore that aims to meet community health needs by offering fresh groceries and an in-store clinic staffed by nurse practitioners. It's also more than just a drugstore – it's a "laboratory" for exploring new ways to deliver healthcare services. This is part of a partnership the two companies announced in 2011 to collaborate on research and improve health outcomes for patients with chronic diseases.

# 5 million
## specialty medications
### filled through Walgreens retail, infusion and central pharmacies in 2013

Alyssa Caricato was diagnosed with cystic fibrosis when she was four years old. For more than 15 years, she has relied on CF Services Inc., which is now operated by Walgreens, for its dedication and expertise in providing medications and services to help her live an active life – including working as a lifeguard at a local pool and studying at the University of North Carolina in Charlotte. In December 2012, Walgreens announced an alliance with CF Foundation to strengthen Walgreens focus in specialty pharmacy on this disease state and to give people living with CF greater access to high-quality pharmacy services.




Stunning
shades
to match
your skin
tone
No7





# Establish an Efficient Global Platform

Since Walgreens and Alliance Boots closed the initial step in August 2012 to create the first global pharmacy-led, health and well-being enterprise, the two companies are making progress in their partnership and exceeded first-year synergy targets. Alliance Boots contributed 16 cents per diluted share to Walgreens adjusted earnings for the year. As part of the partnership, Walgreens has invested in a 45 percent equity ownership stake in Alliance Boots and has the option to proceed to a full combination by acquiring the remaining 55 percent of Alliance Boots beginning in February 2015. Together, Walgreens and Alliance Boots, and now with their partner AmerisourceBergen, are making significant progress in building a global, integrated wholesale-retail model.

In the year since Walgreens announced this strategic partnership, the companies have shared and learned from each other's best practices and continued to develop opportunities to make the most of the partnership. Much of this activity has been oriented toward purchasing and product procurement, with some focus on product distribution. For example, certain Walgreens stores now carry Boots popular No7 beauty products and Boots No7 Men skincare line is available throughout the country. No7 is well known for its internationally acclaimed range of skincare products which are hypoallergenic, dermatologically tested and backed by science – all at an affordable price. Here, customer April Hayes explores No7 products at one of Walgreens premium beauty departments, called LOOK Boutiques.



**Through their relationship with AmerisourceBergen, Walgreens and Alliance Boots are forming a collaborative wholesale-retail model here in the United States,** with a 10-year distribution agreement for branded and generic products. Together, the three companies are now best positioned to drive efficiency and innovation throughout the pharmaceutical supply chain.

**FY16 Goal**
**$1 billion**
**in synergies from strategic partnership**

Walgreens + Alliance Boots


n Bern
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alphega pharmacie
alphega pharmacie

**Alphega Pharmacie is a leading network of independent pharmacists in Europe owned by Alliance Boots.** Initially launched in 2001, it now supports more than 4,700 independent pharmacy members across six countries – the Czech Republic, France, Italy, Spain, Russia and the UK. As part of its extended virtual network, Alliance Healthcare also works with independent pharmacists in both Germany and in the Netherlands.


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**As part of the effort to maximize this strategic partnership, Walgreens and Alliance Boots set up a joint venture called Walgreens Boots Alliance Development GmbH, based in Bern, Switzerland.** The joint venture is focused on capturing synergies between the two companies – in other words, sharing best practices, and combining scale and capabilities to become more efficient together. Currently, synergy capture is focused primarily on procurement, including pharmaceuticals, consumer products and goods not for resale. The two-step deal is structured to allow Walgreens and Alliance Boots to come together over time and integrate, while continuing to drive their independent strategies in the first couple of years of collaboration. The Walgreens Boots Alliance Development GmbH team has been hosting executives from both generic and branded pharmaceutical companies at the joint venture's headquarters to collaborate on future opportunities.

Jeff Berkowitz, photographed here in Bern, came from Walgreens and is now co-president of Walgreens Boots Alliance Development GmbH, along with John Donovan from Alliance Boots. "We've been talking to brand and generic pharmaceutical companies, consumer goods companies and other vendors about the benefits of bringing our two companies together," says Berkowitz. "They're definitely seeing the potential value of our global enterprise. It's exciting to be in front of our customers talking about our new partnership. They're interested in the scale and volume of what we're doing, especially because it will also make it easier for them to grow their own businesses."

# Combined Geographic Reach


Walgreens/Alliance Boots
Walgreens/AmerisourceBergen
Walgreens/Alliance Boots/AmerisourceBergen

In another major milestone toward establishing an efficient global platform, Walgreens and Alliance Boots announced in March that they had entered into a strategic, long-term relationship with AmerisourceBergen, one of North America's largest pharmaceutical services companies. This relationship is expected to help all three companies benefit from greater scale and global opportunities as they work together on new and innovative programs to improve service levels and efficiencies, while reducing costs and increasing patient access to pharmaceuticals.

Together, Walgreens, Alliance Boots and AmerisourceBergen plan to help address global healthcare challenges by making it easier for manufacturers to bring products to market; increasing accessibility to the benefits of global sourcing and best practices for community pharmacies; and providing patients with better access to healthcare. The collaboration is also designed to generate opportunities to attract partners in new markets and prospects in existing markets around the globe.


AmerisourceBergen®

**Together, Walgreens and Alliance Boots will have the largest pharmaceutical wholesale and distribution network in the world, including associates and joint ventures.**

**370** distribution centers

**170,000** pharmacies, doctors, health centers and hospitals in 21 countries

**11,000** stores in 12 countries with a presence in 25 countries

---

**AmerisourceBergen adds to our partnership:**

**28** distribution centers in the United States and significant international reach

Approximately **20,000** customer deliveries a day

A leading position in specialty pharmacy as **No. 1** in most physician specialties



## Board of Directors *As of October 18, 2013*

*(Seated, left to right)*

**Nancy M. Schlichting**
President and
Chief Executive Officer –
Henry Ford Health System
Elected 2006 *(1) (2)*

**Alan G. McNally**
Former Chairman of the
Board – Walgreen Co. and
Former Chief Executive Officer –
Harris Bank
Elected 1999 *(3) (4)*

**Ginger L. Graham**
President and
Chief Executive Officer –
Two Trees Consulting, Inc.
Elected 2010 *(2) (3)*

**James A. Skinner**
Chairman of the Board –
Walgreen Co.
Elected 2005

*(Standing, left to right)*

**Stefano Pessina**
Executive Chairman –
Alliance Boots GmbH
Elected 2012 *(3)*

**Mark P. Frissora**
Chairman of the Board and
Chief Executive Officer –
Hertz Global Holdings, Inc.
and The Hertz Corporation
Elected 2009 *(3*) (4)*

**Alejandro Silva**
Chairman of the Board and
Chief Executive Officer –
Evans Food Group, Inc.
Elected 2008 *(1) (4)*

**William C. Foote**
Former Chairman
of the Board and
Chief Executive Officer –
USG Corporation
Elected 1997 *(2*) (4)*

**Gregory D. Wasson**
President and
Chief Executive Officer –
Walgreen Co.
Elected 2009

**Steven A. Davis**
Chairman of the Board and
Chief Executive Officer –
Bob Evans Farms, Inc.
Elected 2009 *(2) (4*)*

**Janice M. Babiak**
Former Partner
Ernst & Young LLP
Elected 2012 *(1*) (3)*

**Dominic Murphy**
Partner –
Kohlberg Kravis
Roberts & Co. L.P.
Elected 2012 *(3)*

**David J. Brailer, MD, PhD**
Managing Partner and
Chief Executive Officer –
Health Evolution Partners
Elected 2010 *(1) (3)*

*(1) Audit Committee*
*(2) Compensation Committee*
*(3) Finance Committee*
*(4) Nominating and Governance Committee*
** Committee Chair*

## Officers *As of October 18, 2013*

### Executive Officers

Gregory D. Wasson
*President and Chief Executive Officer*

Sona Chawla
*President, E-Commerce*

Kermit R. Crawford
*President, Pharmacy, Health and Wellness*

Alex Gourlay
*Executive Vice President, and President, Customer Experience and Daily Living*

Wade D. Miquelon
*Executive Vice President, Chief Financial Officer and President, International*

Mark A. Wagner
*President, Operations and Community Management*

Thomas J. Sabatino, Jr.
*Executive Vice President, General Counsel and Corporate Secretary*

Graham W. Atkinson
*Senior Vice President and Chief Marketing and Customer Experience Officer*

Bradley M. Fluegel
*Senior Vice President and Chief Strategy Officer*

Mia M. Scholz
*Senior Vice President, Corporate Financial Operations*

Timothy J. Theriault
*Senior Vice President and Chief Information, Innovation and Improvement Officer*

Kathleen Wilson-Thompson
*Senior Vice President and Chief Human Resources Officer*

Robert G. Zimmerman
*Senior Vice President, International and Global Chief Administration Officer*

Theodore J. Heidloff
*Divisional Vice President, Accounting and Controller*

### Senior Vice Presidents

Jeffrey Berkowitz
Donald C. Huonker, Jr.
Jeffrey L. Kang, MD, MPH
Reuben E. Slone
Kevin P. Walgreen

### Vice President and Treasurer

Jason M. Dubinsky

### Vice Presidents

Thomas J. Connolly
Michael Ellis
Charles V. Greener
Mark S. Lelinski
W. Bryan Pugh
Jan Stern Reed
John W. Spina
Denise K. Wong

### General Auditor

Christopher Domzalski

# Five-Year Summary of Selected Consolidated Financial Data

Walgreen Co. and Subsidiaries *(Dollars in millions, except per share and location amounts)*

| Fiscal Year | | **2013*(1)*** | 2012*(1)* | 2011 | 2010*(4)* | 2009 |
|---|---|---|---|---|---|---|
| **Operating Performance** | Net Sales | **$72,217** | $71,633 | $72,184 | $67,420 | $63,335 |
| | Cost of sales | **51,098** | 51,291 | 51,692 | 48,444 | 45,722 |
| | Gross Profit | **21,119** | 20,342 | 20,492 | 18,976 | 17,613 |
| | Selling, general and administrative expenses | **17,543** | 16,878 | 16,561 | 15,518 | 14,366 |
| | Gain on sale of business *(2)* | **20** | — | 434 | — | — |
| | Equity earnings in Alliance Boots *(1)* | **344** | — | — | — | — |
| | Operating Income | **3,940** | 3,464 | 4,365 | 3,458 | 3,247 |
| | Interest expense, net *(1)* | **(165)** | (88) | (71) | (85) | (83) |
| | Other income *(3)* | **120** | — | — | — | — |
| | Earnings Before Income Tax Provision | **3,895** | 3,376 | 4,294 | 3,373 | 3,164 |
| | Income tax provision | **1,445** | 1,249 | 1,580 | 1,282 | 1,158 |
| | Net Earnings | **$ 2,450** | $ 2,127 | $ 2,714 | $ 2,091 | $ 2,006 |
| **Per Common Share** | Net earnings | | | | | |
| | Basic | **$ 2.59** | $ 2.43 | $ 2.97 | $ 2.13 | $ 2.03 |
| | Diluted | **2.56** | 2.42 | 2.94 | 2.12 | 2.02 |
| | Dividends declared | **1.14** | .95 | .75 | .59 | .48 |
| | Book value | **20.55** | 19.32 | 16.69 | 15.34 | 14.54 |
| **Non-Current Liabilities** | Long-term debt | **$ 4,477** | $ 4,073 | $ 2,396 | $ 2,389 | $ 2,336 |
| | Deferred income taxes | **600** | 545 | 343 | 318 | 265 |
| | Other non-current liabilities | **2,067** | 1,886 | 1,785 | 1,735 | 1,396 |
| **Assets and Equity** | Total Assets | **$35,481** | $33,462 | $27,454 | $26,275 | $25,142 |
| | Shareholders' Equity | **19,454** | 18,236 | 14,847 | 14,400 | 14,376 |
| | Return on average shareholders' equity | **13.0%** | 12.9% | 18.6% | 14.5% | 14.7% |
| **Locations** | Year-end *(5)* | **8,582** | 8,385 | 8,210 | 8,046 | 7,496 |

*(1) On August 2, 2012, the Company completed the acquisition of 45% of the issued and outstanding share capital of Alliance Boots GmbH (Alliance Boots) in exchange for cash and Company shares. The Company accounts for this investment using the equity method of accounting on a three-month lag basis. Because the closing of this investment occurred in August 2012, our financial statements for fiscal 2013 reflect 12 months of the dilutive effect of the incremental shares and interest expense associated with our Alliance Boots investment, but only 10 months (August 2012 through May 2013) of Alliance Boots results, reported as Equity earnings in Alliance Boots.*

*(2) In fiscal 2011, the Company sold its pharmacy benefit management business, Walgreens Health Initiatives, Inc., to Catalyst Health Solutions, Inc. and recorded a pre-tax gain of $434 million. In fiscal 2013, the Company recorded an additional pre-tax gain of $20 million relating to a client retention escrow.*

*(3) The Company, Alliance Boots and AmerisourceBergen Corporation (AmerisourceBergen) entered into a Framework Agreement dated as of March 18, 2013, pursuant to which, among other things, the Company was issued warrants to purchase AmerisourceBergen common stock. In fiscal 2013, the Company recorded pre-tax income of $120 million from fair value adjustments of the warrants and the amortization of the deferred credit associated with the initial value of the warrants.*

*(4) Includes results of Duane Reade operations since the April 9, 2010 acquisition date.*

*(5) Locations include drugstores, worksite health and wellness centers, infusion and respiratory services facilities, specialty pharmacies and mail service facilities. The foregoing does not include locations of unconsolidated partially owned entities, such as Alliance Boots, of which the Company owns 45% of the outstanding share capital.*

# Management's Discussion and Analysis of Results of Operations and Financial Condition

*The following discussion and analysis of our financial condition and results of operations should be read together with the financial statements and the related notes included elsewhere herein. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in forward-looking statements. Factors that might cause a difference include, but are not limited to, those discussed under "Cautionary Note Regarding Forward-Looking Statements" below and in Item 1A (Risk Factors) in our Annual Report on Form 10-K. References herein to "Walgreens," the "Company," "we," "us" or "our" refer to Walgreen Co. and its subsidiaries included in the consolidated financial statements and do not include unconsolidated partially owned entities, such as Alliance Boots GmbH, of which we own 45% of the outstanding share capital, except as otherwise indicated or the context otherwise requires.*

**Introduction**

Walgreens is principally a retail drugstore chain that sells prescription and non-prescription drugs and general merchandise. General merchandise includes, among other things, household items, convenience and fresh foods, personal care, beauty care, photofinishing and candy. Prescription drugs represent the Company's largest product class, followed by general merchandise and non-prescription drugs. In fiscal 2013, fiscal 2012 and fiscal 2011, prescription drugs represented 63%, 63% and 65% of total sales, respectively, general merchandise represented 27%, 25% and 25% of total sales, respectively, and non-prescription drugs represented 10%, 12% and 10% of total sales, respectively. The Company offers customers the choice to have prescriptions filled at its retail pharmacies, as well as through the mail, and customers may also place orders by phone or online including through the Company's mobile application. All Company sales during the last three fiscal years occurred within the United States, Puerto Rico and Guam. There were no export sales.

At August 31, 2013, we operated 8,582 locations in 50 states, the District of Columbia, Guam and Puerto Rico. Total locations do not include 398 Healthcare Clinics that are operated primarily within other Walgreens locations or locations of unconsolidated partially owned entities such as Alliance Boots GmbH (Alliance Boots).

**Number of Locations**

| Location Type | 2013 | 2012 | 2011 |
|---|---|---|---|
| Drugstores | **8,116** | 7,930 | 7,761 |
| Worksite Health and Wellness Centers | **371** | 366 | 355 |
| Infusion and Respiratory Services Facilities | **82** | 76 | 83 |
| Specialty Pharmacies | **11** | 11 | 9 |
| Mail Service Facilities | **2** | 2 | 2 |
| Total | **8,582** | 8,385 | 8,210 |

The drugstore industry remains highly competitive where we compete with other drugstore chains, independent drugstores and mail order prescription providers. We also compete with various other retailers including grocery stores, convenience stores, mass merchants, online pharmacies, warehouse clubs and dollar stores.

Our sales, gross profit margin and gross profit dollars are impacted by, among other things, both the percentage of prescriptions that we fill that are generic and the rate at which new generic drugs are introduced to the market. In general, generic versions of drugs generate lower total sales dollars per prescription, but higher gross profit margins and gross profit dollars, as compared with patent-protected brand name drugs. The positive impact on gross profit margins and gross profit dollars typically has been significant in the first several months after a generic version of a drug is first allowed to compete with the branded version, which is generally referred to as a "generic conversion." In any given year, the number of major brand name drugs that undergo a conversion from branded to generic status can increase or decrease, which can have a significant impact on our sales, gross profit margins and gross profit dollars. Because any number of factors outside of our control or ability to foresee can affect timing for a generic conversion, we face substantial uncertainty in predicting when such conversions will occur and what effect they will have on particular future periods.

The long-term outlook for prescription utilization is strong due in part to the aging population, the increasing utilization of generic drugs, the continued development of innovative drugs that improve quality of life and control healthcare costs, and the expansion of healthcare insurance coverage under the Patient Protection and Affordable Care Act (the ACA). The ACA seeks to reduce federal spending by altering the Medicaid reimbursement formula (AMP) for multi-source drugs, and when implemented, is expected to reduce Medicaid reimbursements. State Medicaid programs are also expected to continue to seek reductions in reimbursements independent of AMP. We continuously face reimbursement pressure from pharmacy benefit management (PBM) companies, health maintenance organizations, managed care organizations and other commercial third party payers; our agreements with these payers are regularly subject to expiration, termination or renegotiation. In addition, plan changes typically occur in January and in fiscal 2013, the high rate of introduction of new generic drugs moderated the impact of any associated rate adjustments. We anticipate a significantly lower rate of introduction of new generics in the second quarter of fiscal 2014.

On July 19, 2012, Walgreens and Express Scripts announced their entry into a new multi-year agreement pursuant to which Walgreens began participating in the broadest Express Scripts retail pharmacy provider network available to Express Scripts clients as of September 15, 2012. From January 1, 2012, until September 14, 2012, however, Express Scripts' network did not include Walgreens pharmacies. The positive impact of this agreement generally has been incremental over time since September 15, 2012. While we cannot predict with certainty which Express Scripts clients will choose to include us in their pharmacy networks in any particular future period, we expect that our pharmacies will participate in the pharmacy networks of most clients for which Express Scripts serves as pharmacy benefit manager. However, one substantial client of Express Scripts, the United States Department of Defense TRICARE program, announced that Walgreens will continue to not be a part of its pharmacy network and will be designated as a non-network pharmacy provider for TRICARE beneficiaries. Most of the patients we served in calendar 2011 who participated in a plan for which Express Scripts served as pharmacy benefit manager transitioned to another pharmacy after we exited the Express Scripts network on January 1, 2012. We have incurred marketing and other costs in connection with efforts to regain former patients and attract new patients covered by plans for which we became a network pharmacy provider as a result of our agreement with Express Scripts.

Rejoining the Express Scripts retail pharmacy provider network has positively affected our net sales, net earnings and cash flows over time relative to the levels we otherwise would have achieved if we were not in the Express Scripts network and partially mitigated the adverse effects related to our non-participation in the Express Scripts retail pharmacy provider network during the period from January 1, 2012, through September 14, 2012. See "Cautionary Note Regarding Forward-Looking Statements" below.

On May 13, 2013, we announced a multi-year extension of our agreement to serve as a network pharmacy provider in the CVS Caremark pharmacy benefit management national retail network.

Periodically, we make strategic acquisitions and investments that fit our long-term growth objectives. Consideration is given to retail, health and well-being enterprises and other potential acquisitions and investments that provide unique opportunities and fit our business objectives. In fiscal 2013, we acquired Stephen L. LaFrance Holdings, Inc. (USA Drug), which includes 141 drugstore locations operating under the USA Drug, Super D Drug, May's Drug, Med-X and Drug Warehouse names. Additionally, we acquired an 80% interest in Cystic Fibrosis Foundation Pharmacy LLC. This investment provides joint ownership in a specialty pharmacy for cystic fibrosis patients and their families in addition to providing new product launch support and call center services for drug manufacturers. Significant acquisitions in fiscal 2012 included assets of BioScrip Inc.'s (BioScrip) community specialty pharmacies, centralized specialty and mail services pharmacy business and Crescent Pharmacy Holdings, LLC (Crescent). In September 2013, we entered into an agreement to acquire certain assets of Kerr Drug. The acquisition includes 76 retail drugstores, as well as a specialty pharmacy business and a distribution center, all based in North Carolina. The transaction is subject to customary closing conditions, and is expected to close in calendar 2013.

In August 2012, we acquired a 45% equity interest in Alliance Boots and a call option that provides Walgreens the right, but not the obligation, to purchase the remaining 55% over a six-month period beginning February 2, 2015. Additional information regarding our investment in Alliance Boots is available in our Current Reports on Form 8-K filed on June 19, 2012, and August 6, 2012 (as amended by the Form 8-K/A filed on September 10, 2012). The amendment to our August 6, 2012

Form 8-K filed on September 10, 2012, includes as exhibits thereto Alliance Boots audited consolidated financial statements for the years ended March 31, 2012, 2011 and 2010 (prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board) and unaudited pro forma consolidated financial information related to our 45% investment in Alliance Boots. Alliance Boots audited consolidated financial statements for the years ended March 31, 2013 and 2012 (prepared in accordance with IFRS) are available on our Form 8-K filed on May 15, 2013. Walgreens equity earnings, initial investment and the call option excludes the Alliance Boots minority interest in Galenica Ltd. (Galenica). The Alliance Boots investment in Galenica was distributed to the Alliance Boots shareholders other than Walgreens during May 2013, which had no impact to us. We account for our 45% investment in Alliance Boots using the equity method of accounting. Investments accounted for under the equity method are recorded initially at cost and subsequently adjusted for our share of the net income or loss and cash contributions and distributions to or from these entities. Net income reported by Alliance Boots is translated from British pounds Sterling at the average rate for the period. See Note 5 to our consolidated financial statements for additional information regarding our equity method investments. We utilize a three-month lag in reporting equity income from our investment in Alliance Boots, reported as equity earnings in Alliance Boots on the Consolidated Statements of Comprehensive Income. The investment is recorded as Equity investment in Alliance Boots in the Consolidated Balance Sheets.

Combined synergies across both companies were approximately $154 million in the first year following completion of our 45% investment in Alliance Boots. Fiscal 2014 combined synergies are estimated to be between $350 million and $400 million. The three-month lag impacts the quarterly and fiscal year timing of when Alliance Boots results and synergies will be reflected in the equity earnings in Alliance Boots included in our financial statements. Because of the three-month lag and the timing of the closing of this investment, our financial statements for the year ended August 31, 2013, reflect twelve months of the dilutive effect of the incremental shares and interest expense associated with our Alliance Boots investment, but only ten months (August 2012 through May 2013) of results of Alliance Boots are reflected in the equity earnings in Alliance Boots included in our Consolidated Statements of Comprehensive Income for the twelve-month period. See "Cautionary Note Regarding Forward-Looking Statements" below.

On March 19, 2013, we, in conjunction with Alliance Boots and AmerisourceBergen Corporation (AmerisourceBergen) announced various agreements and arrangements, including a ten-year pharmaceutical distribution agreement between ourselves and AmerisourceBergen pursuant to which we will source branded and generic pharmaceutical products from AmerisourceBergen; an agreement which provides AmerisourceBergen the ability to access generics and related pharmaceutical products through Walgreens Boots Alliance Development GmbH, a global sourcing joint venture between ourselves and Alliance Boots; and agreements and arrangements pursuant to which we and Alliance Boots together have the right, but not the obligation, to purchase a minority equity position in AmerisourceBergen and gain associated representation on AmerisourceBergen's board of directors in certain circumstances. AmerisourceBergen has begun to distribute all branded pharmaceutical products that we historically sourced from distributors and suppliers, effective September 1, 2013. AmerisourceBergen began distribution of certain branded drugs in the fourth quarter. Over time, beginning in calendar year 2014, AmerisourceBergen is expected to distribute increasingly significant levels of generic pharmaceutical products that we currently self-distribute. In addition to the information in this report, please refer to our Current Report on Form 8-K filed on March 20, 2013, for more detailed information regarding these agreements and arrangements. See "Cautionary Note Regarding Forward-Looking Statements" below.

Investments accounted for under the equity method are recorded initially at cost and subsequently adjusted for the Company's share of the net income or loss and cash contributions and distributions to or from these entities. The Company's investment in Alliance Boots and the related call option were recorded as assets with a $7.1 billion aggregate value on the Company's August 31, 2013 balance sheet, which represented 30.1% of the Company's long-lived assets as of that date. Because the Company's investment in Alliance Boots is denominated in a foreign currency (British pounds Sterling), translation gains or losses impact the value of the investment. See Note 5 to Consolidated Financial Statements for additional information.

### Restructuring and Customer Centric Retailing Initiative

We completed one of our strategic initiatives to enhance shareholder value in fiscal 2011, known as the "Rewiring for Growth" program, which was designed to, among other things, reduce cost and improve productivity. In fiscal 2011, we recorded $42 million of pre-tax charges in selling, general and administrative expenses associated with the program. In total, we incurred $403 million of pre-tax charges related to the program. We realized total savings related to Rewiring for Growth of approximately $1.1 billion in fiscal 2011 compared to our base year of fiscal 2008. Selling, general and administrative expenses realized total savings of $953 million, while cost of sales benefited by approximately $122 million. The savings were primarily the result of reduced store labor and personnel and expense reductions.

Additionally, as a part of our Customer Centric Retailing (CCR) initiative, we have modified our store format to enhance category layouts and adjacencies, shelf heights and sight lines, and brand and private brand assortments, all of which were designed to positively impact the shopper experience. This initiative was completed in the first quarter of fiscal 2012. In total, we converted 5,843 stores and opened 559 new stores with the CCR format. In fiscal 2012, we incurred $33 million in total program costs, of which $15 million was included in selling, general and administrative expenses and $18 million in capital costs. In fiscal 2011, we incurred $144 million in total program costs, of which $84 million was included in selling, general and administrative expenses and $60 million in capital costs.

### Operating Statistics

| | Percentage Increases/ (Decreases) | | |
|---|---|---|---|
| Fiscal Year | **2013** | 2012 | 2011 |
| Net Sales | **0.8** | (0.8) | 7.1 |
| Net Earnings | **15.2** | (21.6) | 29.8 |
| Comparable Drugstore Sales | **(1.3)** | (3.6) | 3.3 |
| Prescription Sales | **0.4** | (3.1) | 6.3 |
| Comparable Drugstore Prescription Sales | **(1.7)** | (6.1) | 3.3 |
| Front-End Sales | **1.5** | 3.6 | 8.5 |
| Comparable Drugstore Front-End Sales | **(0.7)** | 0.6 | 3.3 |
| Gross Profit | **3.8** | (0.7) | 8.0 |
| Selling, General and Administrative Expenses | **3.9** | 1.9 | 6.7 |

| | Percent to Net Sales | | |
|---|---|---|---|
| Fiscal Year | **2013** | 2012 | 2011 |
| Gross Margin | **29.3** | 28.4 | 28.4 |
| Selling, General and Administrative Expenses | **24.3** | 23.6 | 23.0 |

| | Other Statistics | | |
|---|---|---|---|
| Fiscal Year | **2013** | 2012 | 2011 |
| Prescription Sales as a % of Net Sales | **62.9** | 63.2 | 64.7 |
| Third Party Sales as a % of Total Prescription Sales | **95.8** | 95.6 | 95.6 |
| Number of Prescriptions (in millions) | **683** | 664 | 718 |
| Comparable Prescription % Increase/(Decrease) | **2.9** | (8.4) | 1.5 |
| 30-Day Equivalent Prescriptions (in millions)* | **821** | 784 | 819 |
| Comparable 30-Day Equivalent Prescription % Increase/(Decrease)* | **4.8** | (5.1) | 3.7 |
| Total Number of Locations | **8,582** | 8,385 | 8,210 |

** Includes the adjustment to convert prescriptions greater than 84 days to the equivalent of three 30-day prescriptions. This adjustment reflects the fact that these prescriptions include approximately three times the amount of product days supplied compared to a normal prescription.*

### Results of Operations

Fiscal 2013 net earnings increased 15.2% to $2.5 billion, or $2.56 per diluted share, versus last year's earnings of $2.1 billion, or $2.42 per diluted share. The increase was primarily attributable to higher sales, improved margins, equity earnings in Alliance Boots and other non-operating income related to our AmerisourceBergen warrants, partially offset by higher selling, general and administrative expenses as a percentage of sales. Included in net earnings and net earnings per diluted share, respectively, were the negative impacts of $241 million, or $.25 per diluted share, in acquisition-related amortization; $151 million, or $.16 per diluted share, from the LIFO provision; $124 million, or $.13 per diluted share, in Alliance Boots related tax; $60 million, or $.06 per diluted share, of acquisition-related costs; $47 million, or $.05 per diluted share, relating to certain litigation matters including the DEA settlement; $24 million, or $.03 per diluted share, in costs related to Hurricane Sandy; and $8 million, or $.01 per diluted share, in costs related to the completion of a pharmaceutical distribution contract. Net earnings were positively impacted by $110 million, or $.12 per diluted share, from fair value adjustments of warrants acquired through the AmerisourceBergen long-term partnership and the amortization of the deferred credit associated with the initial value of the warrants and $13 million, or $0.01 per diluted share, from an additional gain on the 2011 sale of the Walgreens Health Initiatives, Inc. business relating to a client retention escrow. Included in fiscal 2012 net earnings and net earnings per diluted share, respectively, were $195 million, or $.22 per diluted share, from the year's LIFO provision and $161 million, or $.18 per diluted share, in acquisition-related amortization. Fiscal 2012 net earnings and net earnings per diluted share, respectively, also included $82 million, or $.11 per diluted share, of transaction costs, some of which were non-deductible for tax purposes, and interest and share issuance impact (which affected net earnings per diluted share only) related to the Alliance Boots transaction.

Net sales increased by 0.8% to $72.2 billion in fiscal 2013 compared to a decrease of 0.8% in 2012 and an increase of 7.1% in 2011. Net sales growth in fiscal 2013 was attributed to new store sales and our decision to rejoin the Express Scripts pharmacy provider network partially offset by lower comparable store sales. The effect of generic drugs, which have a lower retail price, replacing brand name drugs reduced total sales by 3.0% in 2013. Additionally, the acquisition of USA Drug and BioScrip assets increased total sales by 1.1% in fiscal 2013. In fiscal 2012, sales were negatively impacted by our strategic decision to no longer be a part of the Express Scripts pharmacy provider network, partially offset by sales gains in existing stores and added sales from new stores, each of which included an indeterminate amount of market-driven price changes. Sales in comparable drugstores were down 1.3% and 3.6% in 2013 and 2012, respectively, and up 3.3% in 2011. Comparable drugstores are defined as those that have been open for at least twelve consecutive months without closure for seven or more consecutive days and without a major remodel or a natural disaster in the past twelve months. Relocated and acquired stores are not included as comparable stores for the first twelve months after the relocation or acquisition. We operated 8,582 locations (8,116 drugstores) at August 31, 2013, compared to 8,385 locations (7,930 drugstores) at August 31, 2012, and 8,210 locations (7,761 drugstores) at August 31, 2011.

Prescription sales increased 0.4% in 2013 compared to a decrease of 3.1% in 2012 and an increase of 6.3% in 2011. Comparable drugstore prescription sales were down 1.7% in 2013 compared to a decrease of 6.1% in 2012 and an increase of 3.3% in 2011. Prescription sales were positively impacted by the effects of our participation in the Express Scripts retail pharmacy provider network compared to fiscal 2012. The effect of generic drugs, which have a lower retail price, replacing brand name drugs reduced prescription sales by 5.3% for 2013, 3.5% for 2012 and 2.4% for 2011, while the effect on total sales was 3.0% for 2013, 1.9% for 2012 and 1.4% for 2011. New generic drug introductions have led to an increased effect of generics on total net sales. Third party sales, where reimbursement is received from managed care organizations, the government, employers or private insurers, were 95.8% of prescription sales in 2013, and 95.6% of prescription sales in 2012 and 2011. We receive market-driven reimbursements from third party payers, a number of which typically reset in January. The total number of prescriptions filled (including immunizations) was approximately 683 million in 2013, 664 million in 2012 and 718 million in 2011. Prescriptions adjusted to 30-day equivalents were 821 million in 2013, 784 million in 2012 and 819 million in 2011.

Front-end sales increased 1.5% in 2013, 3.6% in 2012 and 8.5% in 2011. The increase over the prior year was due, in part, to new store openings and improved sales related to non-prescription drugs, photofinishing products, convenience and fresh foods and beer and wine categories. Front-end sales were 37.1% of total sales in fiscal 2013, 36.8% of total sales in fiscal 2012 and 35.3% of total sales in fiscal 2011. Comparable drugstore front-end sales decreased 0.7% in 2013 compared to increases of 0.6% in 2012 and 3.3% in 2011. The decrease in fiscal 2013 comparable front-end sales was primarily attributable to lower customer traffic, which was offset to a lesser extent through an increase in basket size.

Gross margin as a percent of sales was 29.3% in fiscal 2013 compared to 28.4% in 2012. Gross margin in fiscal 2013 was positively impacted by higher retail pharmacy margins where the impact of new generics more than offset lower market driven reimbursements. Front-end gross margin percentages improved from the non-prescription drug, personal care and beauty care categories. In addition, costs associated with the points earned from our Balance® Rewards loyalty program negatively impacted front-end margins, but were partially offset by purchasing synergies realized from the joint venture formed by Walgreens and Alliance Boots. A lower provision for LIFO positively impacted margins in fiscal 2013. Gross margin as a percent of sales was 28.4% in fiscal 2012 and 2011. Overall margins were positively impacted by higher front-end margins in the household items, convenience and fresh foods and non-prescription drug categories but offset by lower retail pharmacy margins where lower market-driven reimbursements and a higher provision for LIFO more than offset the impact of new generics, including the generic Lipitor.

Gross profit dollars in fiscal 2013 increased 3.8% over the prior year. The increase is primarily attributed to higher retail pharmacy margins. Gross profit dollars in fiscal 2012 decreased 0.7% over fiscal 2011. The decrease is primarily attributed to lower sales volumes and a higher provision for LIFO.

We use the last-in, first-out (LIFO) method of inventory valuation. The LIFO provision is dependent upon inventory levels, inflation rates and merchandise mix. The effective LIFO inflation rates were 2.7% in 2013, 3.3% in 2012, and 2.4% in 2011, which resulted in charges to cost of sales of $239 million in 2013, $309 million in 2012 and $208 million in 2011. Inflation on prescription inventory was 10.7% in 2013, 10.0% in 2012 and 4.6% in 2011. As a result of declining inventory levels, the fiscal 2013 and 2012 LIFO provisions were reduced by $194 million and $268 million of LIFO liquidation, respectively.

Selling, general and administrative expenses were 24.3% of sales in fiscal 2013 compared to 23.6% in fiscal 2012. The increase was primarily due to occupancy expense, investments in strategic initiatives and capabilities and store salaries attributable to new store growth, which were partially offset by lower expenses associated with our investment in Alliance Boots as compared to last year. Selling, general and administrative expenses as a percentage of sales increased to 23.6% in 2012 as compared to 23.0% in fiscal 2011. The increase was primarily due to higher occupancy expense, drugstore.com expenses, including costs associated with the acquisition and integration, investments in strategic initiatives and capabilities, expenses associated with our investment in Alliance Boots and store direct expense, which were partially offset by lower expenses associated with our CCR remodeling program which was completed in the first quarter of fiscal 2012.

Selling, general and administrative expense dollars increased $665 million, or 3.9%, over fiscal 2012. The current year's growth is attributable to new store expenses of 2.4%, 0.5% from USA Drug operations, 0.2% of comparable store and headquarter expenses, 0.2% from Hurricane Sandy, 0.2% in acquisition-related amortization, 0.2% in costs related to the DEA settlement, 0.1% from acquisition-related costs and 0.1% in costs related to the completion of a pharmaceutical distribution contract. Selling, general and administrative expense dollars in fiscal 2012 increased 1.9% over fiscal 2011. Operating and integration costs related to drugstore.com added 0.6% and costs associated with our investment in Alliance Boots added 0.4%. The remaining increase was primarily attributed to new stores.

Earnings in the 45% Alliance Boots equity method investment for the year were $344 million. Alliance Boots earnings are reported on a three-month lag. As a result, only August through May's results of operations of Alliance Boots are reflected in the equity earnings in Alliance Boots included in our reported net earnings for the year ended August 31, 2013. Earnings included amortization expense resulting from the fair value of certain Alliance Boots assets of $57 million, $23 million of which was related to inventory.

Other income for the year was $120 million. The increase in fair value of the Company's AmerisourceBergen warrants resulted in recording other income of $111 million in fiscal 2013. The increase in the fair value of the warrants was primarily attributable to the increase in the price of AmerisourceBergen's common stock. In addition, we recorded $9 million of other income relating to the amortization of the deferred credit associated with the initial value of the warrants.

Interest was a net expense of $165 million in fiscal 2013, $88 million in fiscal 2012 and $71 million in fiscal 2011. Interest expense for fiscal 2013, 2012 and 2011 was net of $7 million, $9 million and $10 million, respectively, that was capitalized to construction projects. The increase in 2013 was due to the $4.0 billion note issuance which occurred in September 2012 partially offset by the fixed to variable interest rate swaps on our $1.0 billion 5.250% notes and the repayment of our $1.3 billion 4.875% notes in August 2013. The increase in interest expense from fiscal 2011 to fiscal 2012 was attributed to $21 million in interest expense on the bridge term loan facility in conjunction with our investment in Alliance Boots. This was partially offset by lower interest expense as a result of additional fixed to variable interest rate swaps.

The effective income tax rate was 37.1% for fiscal 2013, 37.0% for 2012, and 36.8% for 2011. The increase in the effective tax rate from fiscal 2012 was primarily attributed to higher non-tax deductible permanent differences. Fiscal 2012 included certain non-deductible transaction costs associated with the investment in Alliance Boots. We anticipate an effective tax rate of approximately 36% in fiscal 2014.

### Liquidity and Capital Resources

Cash and cash equivalents were $2.1 billion at August 31, 2013, compared to $1.3 billion at August 31, 2012. Short-term investment objectives are to minimize risk, maintain liquidity and maximize after-tax yields. To attain these objectives, investment limits are placed on the amount, type and issuer of securities. Investments are principally in U.S. Treasury market funds.

Our long-term capital policy is to maintain a strong balance sheet and financial flexibility; reinvest in our core strategies; invest in strategic opportunities that reinforce our core strategies and meet return requirements; and return surplus cash flow to shareholders in the form of dividends and share repurchases over the long term.

Net cash provided by operating activities was $4.3 billion at August 31, 2013, compared to $4.4 billion a year ago. The decrease was primarily a result of changes in working capital balances. Prior year operating activities also benefited by increased efforts to reduce inventory during the period we were out of the Express Scripts network. Cash provided by operations is the principal source of funds for expansion, investments, acquisitions, remodeling programs, dividends to shareholders and stock repurchases.

Net cash used for investing activities was $2.0 billion versus $5.9 billion last year. Additions to property and equipment were $1.2 billion compared to $1.6 billion last year. In fiscal 2013, we added a total of 350 locations (197 net) compared to last year's 266 locations (175 net). The USA Drug acquisition contributed 141 locations (70 net) in fiscal 2013. There were 39 owned locations added during the year and 41 under construction at August 31, 2013, versus 34 owned locations added and 41 under construction as of August 31, 2012.

| | Drugstores | Worksites | Infusion and Respiratory Services | Specialty Pharmacy | Mail Service | Total |
|---|---|---|---|---|---|---|
| August 31, 2011 | 7,761 | 355 | 83 | 9 | 2 | 8,210 |
| New/Relocated | 169 | 36 | 5 | 2 | — | 212 |
| Acquired | 43 | — | 10 | 1 | — | 54 |
| Closed/Replaced | (43) | (25) | (22) | (1) | — | (91) |
| August 31, 2012 | 7,930 | 366 | 76 | 11 | 2 | 8,385 |
| **New/Relocated** | **172** | **14** | **10** | **2** | **—** | **198** |
| **Acquired** | **147** | **—** | **1** | **4** | **—** | **152** |
| **Closed/Replaced** | **(133)** | **(9)** | **(5)** | **(6)** | **—** | **(153)** |
| **August 31, 2013** | **8,116** | **371** | **82** | **11** | **2** | **8,582** |

Business acquisitions this year were $630 million versus $491 million last year. Business acquisitions in the current year include the purchase of the regional drugstore chain USA Drug from Stephen L. LaFrance Holdings, Inc. and members of the LaFrance family for $436 million net of assumed cash, an 80% interest in Cystic Fibrosis Foundation Pharmacy, LLC for $29 million net of assumed cash, and selected other assets (primarily prescription files). In fiscal 2013, we purchased $224 million of AmerisourceBergen common stock. Additionally, in the current year, we received client retention proceeds of $20 million in accordance with the June 2011 sales agreement of our pharmacy benefit management business, Walgreens Health Initiatives, Inc. (WHI). Investing activities in 2012 include the August 2012 purchase of a 45% equity interest in Alliance Boots for $7.0 billion, of which $4.0 billion was cash. This investment is accounted for as an equity method investment. Business acquisitions in fiscal 2012 included certain assets from BioScrip's community specialty pharmacies and centralized specialty and mail services pharmacy businesses for $144 million plus inventory; the purchase of Crescent Pharmacy Holdings, LLC, an infusion pharmacy business, for $73 million, net of assumed cash; and selected other assets (primarily prescription files). In fiscal 2012, we paid $45 million to Catalyst Health Solutions Inc. (Catalyst), which was the result of a working capital adjustment in accordance with the sale of WHI.

Capital expenditures for fiscal 2014 are expected to be approximately $1.4 billion, excluding business acquisitions, joint ventures and prescription file purchases, although the actual amount may vary depending upon a variety of factors, including, among other things, the timing of implementation of certain capital projects.

We expect to add approximately 85 to 160 new drugstores in fiscal 2014. In addition, we continue to allocate a portion of our capital budget to relocating stores to more convenient and profitable freestanding locations.

Net cash used by financing activities was $1.5 billion compared to the prior year which provided net cash of $1.2 billion. In September 2012, we received proceeds from a public offering of $4.0 billion of notes with varying interest rates (see Note 9). The notes were used, in part, to repay the $3.0 billion 364-day bridge term loan obtained in August 2012 in connection with the investment in Alliance Boots. In addition, we repaid our $1.3 billion 4.875% notes upon maturity on August 1, 2013. We repurchased shares totaling $615 million in the current year, all of which was to support the needs of the employee stock plans. In the prior year, we repurchased shares totaling $1.2 billion, primarily in conjunction with our share buyback programs and $40 million to support the needs of the employee stock plans. We had proceeds related to employee stock plans of $486 million compared to $165 million last year. Cash dividends paid were $1.0 billion versus $787 million a year ago. On July 10, 2013, we announced an increase in the quarterly dividend to 31.5 cents per share from the previous rate of 27.5 cents per share. The increase raises the annual dividend rate from $1.10 per share to $1.26 per share.

In connection with our long-term capital policy, our Board of Directors has authorized several share repurchase programs and set a long-term dividend payout ratio target between 30 and 35 percent of net earnings. The 2009 and 2011 stock repurchase programs, which were both completed in fiscal 2011, allowed for the repurchase of up to $2.0 billion and $1.0 billion of the Company's common stock, respectively. Additionally, on July 13, 2011, our Board of Directors authorized the 2012 stock repurchase program, which allows for the repurchase of up to $2.0 billion of the Company's common stock prior to its expiration on December 31, 2015. Activity related to these programs was as follows *(In millions)*:

| Fiscal Year Ended | **2013** | 2012 | 2011 |
|---|---|---|---|
| 2009 stock repurchase program | **$ —** | $ — | $ 360 |
| 2011 stock repurchase program | **—** | — | 1,000 |
| 2012 stock repurchase program | **—** | 1,151 | 424 |
| | **$ —** | $1,151 | $1,784 |

We determine the timing and amount of repurchases from time to time based on our assessment of various factors including prevailing market conditions, alternate uses of capital, liquidity, the economic environment and other factors. We anticipate that the pace of any future share repurchase will continue to be significantly curtailed from the levels achieved in fiscal 2012 and 2011 due to the debt levels incurred for the investment in Alliance Boots. The timing and amount of these purchases may change at any time and from time to time. The Company has repurchased and may from time to time in the future repurchase shares on the open market through Rule 10b5-1 plans, which enable a company to repurchase shares at times when it otherwise might be precluded from doing so under insider trading laws.

We had no commercial paper outstanding at August 31, 2013. In connection with our commercial paper program, we maintain two unsecured backup syndicated lines of credit that total $1.35 billion. The first $500 million facility expires on July 20, 2015, and allows for the issuance of up to $250 million in letters of credit. The second $850 million facility expires on July 23, 2017, and allows for the issuance of up to $200 million in letters of credit. The issuance of letters of credit under either of these facilities reduces available borrowings. Our ability to access these facilities is subject to our compliance with the terms and conditions of the credit facility, including financial covenants. The covenants require us to maintain certain financial ratios related to minimum net worth and priority debt, along with limitations on the sale of assets and purchases of investments. At August 31, 2013, we were in compliance with all such covenants. The Company pays a facility fee to the financing banks to keep these lines of credit active. At August 31, 2013, there were no letters of credit issued against these facilities and we currently do not anticipate any future letters of credit to be issued against these facilities.

As of October 17, 2013, our credit ratings were:

| Rating Agency | Long-Term Debt Rating | Commercial Paper Rating | Outlook |
|---|---|---|---|
| Moody's | Baa1 | P-2 | Negative |
| Standard & Poor's | BBB | A-2 | Stable |

# Management's Discussion and Analysis of Results of Operations and Financial Condition *(continued)*

In assessing our credit strength, both Moody's and Standard & Poor's consider our business model, capital structure, financial policies and financial statements. There can be no assurance that any particular rating will be assigned or maintained. Our credit ratings impact our borrowing costs, access to capital markets and operating lease costs.

Pursuant to our Purchase and Option Agreement with Alliance Boots GmbH, we have the right, but not the obligation, to purchase the remaining 55% interest in Alliance Boots during the period beginning February 2, 2015, and ending August 2, 2015. If we exercise this call option, we would, subject to the terms and conditions of such agreement, be obligated to make a cash payment of £3.133 billion (equivalent to approximately $4.9 billion based on exchange rates as of August 31, 2013) and issue approximately 144.3 million shares of our common stock, with the amount and form of such consideration being subject to adjustment in certain circumstances including if the volume weighted-average price of our common stock is below $31.18 per share during a period shortly before the closing of the second step transaction. We also would assume the then-outstanding debt of Alliance Boots upon the closing of the second step transaction.

Pursuant to our arrangements with AmerisourceBergen and Alliance Boots, we and Alliance Boots have the right, but not the obligation, to purchase a minority equity position in AmerisourceBergen over time pursuant to open market purchases and warrants to acquire AmerisourceBergen common stock. WAB Holdings, LLC, a newly formed entity jointly owned by Walgreens and Alliance Boots, which is consolidated by Walgreens, can acquire up to 19,859,795 shares, which represents approximately 7% of the outstanding AmerisourceBergen common stock on a fully diluted basis, assuming exercise in full of the warrants. The amount of permitted open market purchases is subject to increase in certain circumstances. In fiscal 2013, we have purchased approximately 4.0 million AmerisourceBergen shares in the open market for $224 million. We have funded and plan to continue funding these purchases over time through cash contributions to WAB Holdings. Share purchases may be made from time to time in open market transactions or pursuant to instruments and plans complying with Rule 10b5-1.

If we elect to exercise the two warrants issued by AmerisourceBergen in full, Walgreens would, subject to the terms and conditions of such warrants, be required to make a cash payment of approximately $584.4 million in connection with the exercise of the first warrant during a six-month period beginning in March 2016 and $595.8 million in connection with the exercise of the second warrant during a six-month period beginning in March 2017. Similarly, if Alliance Boots elects to exercise the two warrants issued by AmerisourceBergen in full, Alliance Boots would, subject to the terms and conditions of such warrants, be required to pay AmerisourceBergen similar amounts upon the exercise of their warrants in 2016 and 2017. Our and Alliance Boots ability to invest in equity in AmerisourceBergen above certain thresholds is subject to the receipt of regulatory approvals.

**Commitments and Contingencies**

The information set forth in Note 12 to the Consolidated Financial Statements is incorporated herein by reference.

**Critical Accounting Policies**

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and include amounts based on management's prudent judgments and estimates. Actual results may differ from these estimates. Management believes that any reasonable deviation from those judgments and estimates would not have a material impact on our consolidated financial position or results of operations. To the extent that the estimates used differ from actual results, however, adjustments to the statement of comprehensive income and corresponding balance sheet accounts would be necessary. These adjustments would be made in future statements. Some of the more significant estimates include goodwill and other intangible asset impairment, allowance for doubtful accounts, vendor allowances, asset impairments, liability for closed locations, liability for insurance claims, cost of sales, equity method investments and income taxes.

We use the following methods to determine our estimates:

*Goodwill and other intangible asset impairment* – Goodwill and other indefinite-lived intangible assets are not amortized, but are evaluated for impairment annually during the fourth quarter, or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. As part of our impairment analysis for each reporting unit, we engage a third party appraisal firm to assist in the determination of estimated fair value for each reporting unit. This determination includes estimating the fair value using both the income and market approaches. The income approach requires management to estimate a number of factors for each reporting unit, including projected future operating results, economic projections, anticipated future cash flows and discount rates. The market approach estimates fair value using comparable marketplace fair value data from within a comparable industry grouping.

The determination of the fair value of the reporting units and the allocation of that value to individual assets and liabilities within those reporting units requires us to make significant estimates and assumptions. These estimates and assumptions primarily include, but are not limited to: the selection of appropriate peer group companies; control premiums appropriate for acquisitions in the industries in which we compete; the discount rate; terminal growth rates; and forecasts of revenue, operating income, depreciation and amortization and capital expenditures. The allocation requires several analyses to determine fair value of assets and liabilities including, among other things, purchased prescription files, customer relationships and trade names. Although we believe our estimates of fair value are reasonable, actual financial results could differ from those estimates due to the inherent uncertainty involved in making such estimates. Changes in assumptions concerning future financial results or other underlying assumptions could have a significant impact on either the fair value of the reporting units, the amount of the goodwill impairment charge, or both.

We also compared the sum of the estimated fair values of the reporting units to the Company's total value as implied by the market value of the Company's equity and debt securities. This comparison indicated that, in total, our assumptions and estimates were reasonable. However, future declines in the overall market value of the Company's equity and debt securities may indicate that the fair value of one or more reporting units has declined below its carrying value.

One measure of the sensitivity of the amount of goodwill impairment charges to key assumptions is the amount by which each reporting unit "passed" (fair value exceeds the carrying amount) or "failed" (the carrying amount exceeds fair value) the first step of the goodwill impairment test. Our reporting units' fair values exceeded their carrying amounts ranging from approximately 15% to more than 180%.

Generally, changes in estimates of expected future cash flows would have a similar effect on the estimated fair value of the reporting unit. That is, a 1% change in estimated future cash flows would change the estimated fair value of the reporting unit by approximately 1%. The estimated long-term rate of net sales growth can have a significant impact on the estimated future cash flows, and therefore, the fair value of each reporting unit. Of the other key assumptions that impact the estimated fair values, most reporting units have the greatest sensitivity to changes in the estimated discount rate. The Company believes that its estimates of future cash flows and discount rates are reasonable, but future changes in the underlying assumptions could differ due to the inherent uncertainty in making such estimates.

We have not made any material changes to the method of evaluating goodwill and intangible asset impairments during the last three years. Based on current knowledge, we do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions used to determine impairment.

*Allowance for doubtful accounts* – The provision for bad debt is based on both historical write-off percentages and specifically identified receivables. We have not made any material changes to the method of estimating our allowance for doubtful accounts during the last three years. Based on current knowledge, we do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions used to determine the allowance.

*Vendor allowances* – Vendor allowances are principally received as a result of purchases, sales or promotion of vendors' products. Allowances are generally recorded as a reduction of inventory and are recognized as a reduction of cost of sales when the related merchandise is sold. Those allowances received for promoting vendors' products are offset against advertising expense and result in a reduction of selling, general and administrative expenses to the extent of advertising incurred, with the excess treated as a reduction of inventory costs. We have not made any material changes to the method of estimating our vendor allowances during the last three years. Based on current knowledge, we do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions used to determine vendor allowances.

*Asset impairments* – The impairment of long-lived assets is assessed based upon both qualitative and quantitative factors, including years of operation and expected future cash flows, and tested for impairment annually or whenever events or circumstances indicate that a certain asset may be impaired. If the future cash flows reveal that the carrying value of the asset group may not be recoverable, an impairment charge is immediately recorded. We have not made any material changes to the method of estimating our asset impairments during the last three years. Based on current knowledge, we do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions used to determine asset impairments.

*Liability for closed locations* – The liability is based on the present value of future rent obligations and other related costs (net of estimated sublease rent) to the first lease option date. We have not made any material changes to the method of estimating our liability for closed locations during the last three years. Based on current knowledge, we do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions used to determine the liability.

*Liability for insurance claims* – The liability for insurance claims is recorded based on estimates for claims incurred and is not discounted. The provisions are estimated in part by considering historical claims experience, demographic factors and other actuarial assumptions. We have not made any material changes to the method of estimating our liability for insurance claims during the last three years. Based on current knowledge, we do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions used to determine the liability.

*Cost of sales* – Drugstore cost of sales is derived based on point-of-sale scanning information with an estimate for shrinkage and adjusted based on periodic inventory counts. Inventories are valued at the lower of cost or market determined by the last-in, first-out (LIFO) method. We have not made any material changes to the method of estimating cost of sales during the last three years. Based on current knowledge, we do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions used to determine cost of sales.

*Equity method investments* – We use the equity method to account for investments in companies if the investment provides the ability to exercise significant influence, but not control, over operating and financial policies of the investee. Our proportionate share of the net income or loss of these companies is included in consolidated net earnings. Judgment regarding the level of influence over each equity method investment includes considering key factors such as our ownership interest, representation on the board of directors, participation in policy-making decisions and material intercompany transactions.

The underlying net assets of the Company's equity method investment in Alliance Boots include goodwill and indefinite-lived intangible assets. These assets are evaluated for impairment annually, or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. Based on testing performed during fiscal 2013, the fair value of each Alliance Boots reporting unit exceeded its carrying value. For certain reporting units, relatively modest changes in key assumptions may have resulted in the recognition of a goodwill impairment charge. The Company's proportionate share of a potential impairment would be limited to its 45% ownership percentage.

*Income taxes* – We are subject to routine income tax audits that occur periodically in the normal course of business. U.S. federal, state, local and foreign tax authorities raise questions regarding our tax filing positions, including the timing and amount of deductions and the allocation of income among various tax jurisdictions. In evaluating the tax benefits associated with our various tax filing positions, we record a tax benefit for uncertain tax positions using the highest cumulative tax benefit that is more likely than not to be realized. Adjustments are made to our liability for unrecognized tax benefits in the period in which we determine the issue is effectively settled with the tax authorities, the statute of limitations expires for the return containing the tax position or when more information becomes available. Our liability for unrecognized tax benefits, including accrued penalties and interest, is primarily included in other long-term liabilities and current income taxes on our consolidated balance sheets and in income tax expense in our consolidated statements of comprehensive income.

In determining our provision for income taxes, we use an annual effective income tax rate based on full-year income, permanent differences between book and tax income, and statutory income tax rates. The effective income tax rate also reflects our assessment of the ultimate outcome of tax audits in addition to any foreign-based income deemed to be taxable in the United States. Discrete events such as audit settlements or changes in tax laws are recognized in the period in which they occur. Based on current knowledge, we do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions used to determine the amounts recorded for income taxes.

## Contractual Obligations and Commitments

The following table lists our contractual obligations and commitments at August 31, 2013 *(In millions)*:

| | Payments Due by Period | | | | |
|---|---|---|---|---|---|
| | Total | Less Than 1 Year | 1–3 Years | 3–5 Years | Over 5 Years |
| Operating leases *(1)* | $35,260 | $2,518 | $4,939 | $4,638 | $23,165 |
| Purchase obligations *(2)*: | | | | | |
| Open inventory purchase orders | 1,771 | 1,771 | — | — | — |
| Real estate development | 195 | 148 | 37 | 10 | — |
| Other corporate obligations | 825 | 317 | 300 | 158 | 50 |
| Long-term debt* | 5,032 | 555 | 759 | 1,005 | 2,713 |
| Interest payment on long-term debt | 1,392 | 137 | 267 | 251 | 737 |
| Insurance* | 644 | 256 | 178 | 81 | 129 |
| Retiree health* | 350 | 10 | 25 | 32 | 283 |
| Closed location obligations* | 124 | 30 | 35 | 21 | 38 |
| Capital lease obligations* *(1)* | 191 | 6 | 14 | 11 | 160 |
| Other long-term liabilities reflected on the balance sheet* *(3)* | 1,162 | 100 | 183 | 213 | 666 |
| Total | $46,946 | $5,848 | $6,737 | $6,420 | $27,941 |

* *Recorded on balance sheet.*

(1) *Amounts for operating leases and capital leases do not include certain operating expenses under these leases such as common area maintenance, insurance and real estate taxes. These expenses were $435 million for the fiscal year ended August 31, 2013.*

(2) *Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms, including open purchase orders.*

(3) *Includes $112 million ($49 million in 1–3 years, $39 million in 3–5 years and $24 million over 5 years) of unrecognized tax benefits recorded under Accounting Standards Codification Topic 740, Income Taxes.*

The obligations and commitments included in the table above do not include unconsolidated partially owned entities, such as Alliance Boots, of which we own 45% of the outstanding share capital. The expected timing of payments of the obligations above is estimated based on current information. Timing of payments and actual amounts paid may be different, depending on the time of receipt of goods or services, or changes to agreed-upon amounts for some obligations.

In connection with the Alliance Boots Purchase and Option Agreement dated June 18, 2012, we have the right, but not the obligation, to purchase the remaining 55% interest in Alliance Boots at any time during the period beginning February 2, 2015, and ending August 2, 2015. If we exercise this call option, we would, subject to the terms and conditions of such agreement, be obligated to make a cash payment of £3.133 billion (equivalent to approximately $4.9 billion based on exchange rates as of August 31, 2013) and issue approximately 144.3 million shares of our common stock, with the amount and form of such consideration being subject to adjustment in certain circumstances including if the volume weighted-average price of our common stock is below $31.18 per share during a period shortly before the closing of the second step transaction. We also would assume the then-outstanding debt of Alliance Boots upon the closing of the second step transaction. In the event that we do not exercise the option, under certain circumstances, our ownership of Alliance Boots will reduce from 45% to 42% in exchange for nominal consideration to Walgreens.

In addition, pursuant to our arrangements with AmerisourceBergen and Alliance Boots, we and Alliance Boots have the right, but not the obligation, to purchase a minority equity position in AmerisourceBergen over time, including open market purchases and warrants to acquire AmerisourceBergen common stock. If we elect to exercise the two warrants issued by AmerisourceBergen in full, Walgreens would, subject to the terms and conditions of such warrants, be required to make a cash payment of approximately $584.4 million in connection with the exercise of the first warrant during a six-month period beginning in March 2016 and $595.8 million in connection with the exercise of the second warrant during a six-month period beginning in March 2017. Similarly, if Alliance Boots elects to exercise the two warrants issued by AmerisourceBergen in full, Alliance Boots would, subject to the terms and conditions of such warrants, be required to pay AmerisourceBergen similar amounts upon the exercise of their warrants in 2016 and 2017. Our and Alliance Boots ability to invest in equity in AmerisourceBergen above certain thresholds is subject to the receipt of regulatory approvals. See "Liquidity and Capital Resources" above.

### Off–Balance Sheet Arrangements

We do not have any unconsolidated special purpose entities and, except as described herein, we do not have significant exposure to any off–balance sheet arrangements. The term "off–balance sheet arrangement" generally means any transaction, agreement or other contractual arrangement to which an entity unconsolidated with us is a party, under which we have: (i) any obligation arising under a guarantee contract, derivative instrument or variable interest; or (ii) a retained or contingent interest in assets transferred to such entity or similar arrangement that serves as credit, liquidity or market risk support for such assets.

Letters of credit are issued to support purchase obligations and commitments (as reflected on the Contractual Obligations and Commitments table) as follows *(In millions)*:

| | August 31, 2013 |
|---|---|
| Inventory purchase commitments | $197 |
| Insurance | 263 |
| Real estate development | 4 |
| Total | $464 |

We have no off–balance sheet arrangements other than those disclosed on the Contractual Obligations and Commitments table. Both on–balance sheet and off–balance sheet financing alternatives are considered when pursuing our capital structure and capital allocation objectives.

### Recent Accounting Pronouncements

In July 2012, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2012-02, Intangibles – Goodwill and Other (Topic 350) – Testing Indefinite-Lived Intangible Assets for Impairment, which permits an entity to make a qualitative assessment to determine whether it is more likely than not that an indefinite-lived intangible asset, other than goodwill, is impaired. If an entity concludes, based on an evaluation of all relevant qualitative factors, that it is not more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount, it will not be required to perform the quantitative impairment for that asset. The ASU is effective for impairment tests performed for fiscal years beginning after September 15, 2012 (fiscal 2014), with early adoption permitted. The ASU will not have a material impact on the Company's reported results of operations and financial position. The impact is non-cash in nature and will not affect the Company's cash position.

In May 2013, FASB reissued an exposure draft on lease accounting that would require entities to recognize assets and liabilities arising from lease contracts on the balance sheet. The proposed exposure draft states that lessees and lessors should apply a "right-of-use model" in accounting for all leases. Under the proposed model, lessees would recognize an asset for the right to use the leased asset, and a liability for the obligation to make rental payments over the lease term. When measuring the asset and liability, variable lease payments are excluded, whereas renewal options that provide a significant economic incentive upon renewal would be included. The accounting by a lessor would reflect its retained exposure to the risks or benefits of the underlying leased asset. A lessor would recognize an asset representing its right to receive lease payments based on the expected term of the lease. The lease expense from real estate based leases would continue to be recorded under a straight-line approach, but other leases not related to real estate would be expensed using an effective interest method that would accelerate lease expense. A final standard is currently expected to be issued in 2014 and would be effective no earlier than annual reporting periods beginning on January 1, 2017 (fiscal 2018 for the Company). The proposed standard, as currently drafted, would have a material impact on the Company's financial position and the impact on the Company's reported results of operations is being evaluated. The impact of this exposure draft is non-cash in nature and would not affect the Company's cash position.

In July 2013, the FASB issued Accounting Standards Update 2013-11, Income Taxes (Topic 740) – Presentation of an Unrecognized Tax Benefit when a Net Operating Loss Carryforward or Tax Credit Carryforward Exists. This update provides that an entity's unrecognized tax benefit, or a portion of its unrecognized tax benefit, should be presented in its financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. This update applies prospectively to all entities that have unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists at the reporting date. Retrospective application is also permitted. This update is effective for annual periods, and interim periods within those years, beginning after December 15, 2013 (fiscal 2014). The standard will not have a material impact on the Company's reported results of operations and financial position. The impact of this ASU is non-cash in nature and will not affect the Company's cash position.

### Financing and Market Risk

We are exposed to interest rate volatility with regard to future issuances of fixed-rate debt, and existing and future issuances of floating-rate debt. Primary exposures include U.S. Treasury rates, LIBOR and commercial paper rates. From time to time, we use interest rate swaps and forward-starting interest rate swaps to hedge our exposure to interest rate changes, to reduce the volatility of our financing costs, and to achieve a desired proportion of fixed versus floating-rate debt, based on current and projected market conditions. Generally under these swaps, we agree with a counterparty to exchange the difference between fixed-rate and floating-rate interest rate amounts based on an agreed upon notional principal amount.

Information regarding our interest rate swap transactions is set forth in Note 10 to the Consolidated Financial Statements. These financial instruments are sensitive to changes in interest rates. On August 31, 2013, we had $1.6 billion in long-term debt obligations that had floating interest rates. A one percentage point increase or decrease in interest rates would increase or decrease the annual interest expense we recognize and the cash we pay for interest expense by approximately $16 million.

In connection with our Purchase and Option Agreement with Alliance Boots and the transactions contemplated thereby, our exposure to foreign currency risks, primarily with respect to the British pound Sterling, and to a lesser extent the Euro and certain other foreign currencies, is expected to increase. We are exposed to the translation of foreign currency earnings to the U.S. dollar as a result of our 45% interest in Alliance Boots, which we account for using the equity method of accounting on a three-month lag. Foreign currency forward contracts and other derivative instruments may be used from time to time in some instances to hedge in full or in part certain risks relating to foreign currency denominated assets and liabilities, intercompany transactions, and in connection with acquisitions, joint ventures or investments outside the United States. As of August 31, 2013, and August 31, 2012, we did not have any outstanding foreign exchange derivative instruments.

Changes in AmerisourceBergen common stock price and equity volatility may have a significant impact on the value of the warrants to acquire AmerisourceBergen common stock described in Note 10 to our consolidated financial statements. As of August 31, 2013, a one dollar change in AmerisourceBergen's common stock would, holding other factors constant, increase or decrease the fair value of the Company's warrants by $15 million and a one percent change in AmerisourceBergen's equity volatility would, holding other factors constant, increase or decrease the fair value of the Company's warrants by $7 million. Additionally, the Company holds an investment in AmerisourceBergen common stock. As of August 31, 2013, a one dollar charge in AmerisourceBergen common stock would increase or decrease the fair value of the Company's investment by $4 million.

**Cautionary Note Regarding Forward-Looking Statements**

This report and other documents that we file or furnish with the Securities and Exchange Commission contain forward-looking statements that are based on current expectations, estimates, forecasts and projections about our future performance, our business, our beliefs and our management's assumptions. In addition, we, or others on our behalf, may make forward-looking statements in press releases or written statements, on the Company's website or in our communications and discussions with investors and analysts in the normal course of business through meetings, webcasts, phone calls, conference calls and other communications. Some of such forward-looking statements may be based on certain data and forecasts relating to our business and industry that we have obtained from internal surveys, market research, publicly available information and industry publications. Industry publications, surveys and market research generally state that the information they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Statements that are not historical facts are forward-looking statements, including, without limitation, statements regarding our future financial and operating performance, as well as forward-looking information concerning our investment in Alliance Boots GmbH and the other arrangements and transactions contemplated by the Purchase and Option Agreement with Alliance Boots and their possible effects, our commercial agreement with AmerisourceBergen, the arrangements and transactions contemplated by our framework agreement with AmerisourceBergen and Alliance Boots and their possible effects, levels of business with Express Scripts customers, estimates of the impact of developments on our earnings, earnings per share and other financial metrics, network participation, cough/cold and flu season, prescription volume, pharmacy sales trends, prescription margins, number and location of new store openings, vendor, payer and customer relationships and terms, possible new contracts or contract extensions, competition, economic and business conditions, outcomes of litigation and regulatory matters, the level of capital expenditures, industry trends, demographic trends, growth strategies, financial results, cost reduction initiatives, acquisition and joint venture synergies, competitive strengths and changes in legislation or regulations. Words such as "expect," "likely," "outlook," "forecast," "would," "could," "should," "can," "will," "project," "intend," "plan," "goal," "target," "continue," "sustain," "synergy," "on track," "believe," "seek," "estimate," "anticipate," "may," "possible," "assume," variations of such words and similar expressions are intended to identify such forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that could cause actual results to vary materially from those indicated, including, but not limited to, those relating to the Purchase and Option Agreement and other agreements relating to our strategic partnership with Alliance Boots, the arrangements and transactions contemplated thereby and their possible effects, our commercial agreement with AmerisourceBergen, the arrangements and transactions contemplated by our framework agreement with AmerisourceBergen and Alliance Boots and their possible effects, the occurrence of any event, change or other circumstance that could give rise to the termination, cross-termination or modification of any of the transaction documents, the parties' ability to realize anticipated synergies and achieve anticipated financial results, the amount of costs, fees, expenses and charges incurred in connection with strategic transactions, the risks associated with transitions in supply arrangements, the risks associated with international business operations, the risks associated with governance and control matters in minority investments, whether the option to acquire the remainder of the Alliance Boots equity interest will be exercised and the financial ramifications thereof, the risks associated with potential equity investments in AmerisourceBergen including whether the warrants to invest in AmerisourceBergen will be exercised and the financial ramifications thereof, changes in vendor, payer and customer relationships and terms, changes in network participation, levels of business with Express Scripts customers, the implementation, operation and growth of our customer loyalty program, changes in economic and business conditions generally or in the markets in which we or Alliance Boots participate, competition, risks associated with new business areas and activities, risks associated with acquisitions, joint ventures, strategic investments and divestitures, the ability to realize anticipated results from capital expenditures and cost reduction initiatives, outcomes of legal and regulatory matters, and changes in legislation or regulations or interpretations thereof, and those described in Item 1A (Risk Factors) in our Form 10-K for the fiscal year ended August 31, 2013, and in other reports that we file or furnish with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date they are made. Except to the extent required by law, we do not undertake, and expressly disclaim, any duty or obligation to update publicly any forward-looking statement after the date the statement is made, whether as a result of new information, future events, changes in assumptions or otherwise.

# Management's Report on Internal Control

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework (1992)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation, management concluded that our internal control over financial reporting was effective as of August 31, 2013. Deloitte & Touche LLP, the Company's independent registered public accounting firm, has audited our internal control over financial reporting, as stated in its report which is included herein.



Gregory D. Wasson
President and Chief Executive Officer



Wade D. Miquelon
Executive Vice President and
Chief Financial Officer and
President, International

# Reports of Independent Registered Public Accounting Firms

**To the Board of Directors and Shareholders of Walgreen Co.:**

We have audited the accompanying consolidated balance sheets of Walgreen Co. and subsidiaries (the "Company") as of August 31, 2013 and 2012, and the related consolidated statements of comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended August 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits. We did not audit the financial statements of Alliance Boots GmbH ("Alliance Boots"), the Company's investment in which is accounted for by use of the equity method (see note 5 to the consolidated financial statements), for the year ended August 31, 2013. The accompanying 2013 consolidated financial statements of the Company include its equity investment in Alliance Boots of $6,261 million as of August 31, 2013, and its equity earnings in Alliance Boots of $344 million for the year ended August 31, 2013. The financial statements of Alliance Boots as of and for the ten months ended May 31, 2013, prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for the Company's equity investment and equity earnings in Alliance Boots, on the basis of International Financial Reporting Standards as issued by the International Accounting Standards Board, is based on the report of the other auditors. We have applied auditing procedures to the adjustments to reflect the Company's equity investment and equity earnings in Alliance Boots in accordance with accounting principles generally accepted in the United States of America.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of Walgreen Co. and subsidiaries as of August 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of August 31, 2013, based on the criteria established in *Internal Control – Integrated Framework (1992)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated October 18, 2013 expressed an unqualified opinion on the Company's internal control over financial reporting based on our audit.



DELOITTE & TOUCHE LLP    Chicago, Illinois
October 18, 2013

**To the Board of Directors and Shareholders of Walgreen Co.:**

We have audited the internal control over financial reporting of Walgreen Co. and subsidiaries (the "Company") as of August 31, 2013, based on criteria established in *Internal Control – Integrated Framework (1992)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of August 31, 2013, based on the criteria established in *Internal Control – Integrated Framework (1992)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended August 31, 2013 of the Company and our report dated October 18, 2013 expressed an unqualified opinion on those financial statements based on our audit and the report of other auditors.



DELOITTE & TOUCHE LLP    Chicago, Illinois
October 18, 2013

**To the Board of Alliance Boots GmbH:**

We have audited the interim consolidated financial statements of Alliance Boots GmbH and its subsidiaries (the "Group") (not presented separately herein), which comprise the Group statement of financial position as at 31 May 2013, and the related Group income statement, Group statement of comprehensive income, Group statement of changes in equity and Group statement of cash flows for the ten months then ended. These interim consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these interim consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the interim consolidated financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the interim consolidated financial statements. An audit also includes assessing the accounting principles used and the significant accounting estimates made by management, as well as evaluating the overall presentation of the interim consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

IAS 34 requires that interim financial statements be presented with comparative financial information. These interim consolidated financial statements have been prepared solely for the purpose of accounting for the Group as an equity method investee in the consolidated financial statements of Walgreen Co. as at and for the year ended 31 August 2013. Accordingly, no comparative financial information is presented.

In our opinion, except for the omission of comparative financial information as discussed in the previous paragraph, the interim consolidated financial statements present fairly, in all material respects, the financial position of the Group as at 31 May 2013, and the results of its operations and its cash flows for the ten months then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board, including the requirements of IAS 34, Interim Financial Reporting.



KPMG Audit Plc    London, United Kingdom
10 July 2013

# Consolidated Statements of Comprehensive Income

Walgreen Co. and Subsidiaries for the years ended August 31, 2013, 2012 and 2011 *(In millions, except per share amounts)*

| | **2013** | 2012 | 2011 |
|---|---|---|---|
| Net sales | **$72,217** | $71,633 | $72,184 |
| Cost of sales | **51,098** | 51,291 | 51,692 |
| Gross Profit | **21,119** | 20,342 | 20,492 |
| Selling, general and administrative expenses | **17,543** | 16,878 | 16,561 |
| Gain on sale of business | **20** | — | 434 |
| Equity earnings in Alliance Boots | **344** | — | — |
| Operating Income | **3,940** | 3,464 | 4,365 |
| Interest expense, net | **(165)** | (88) | (71) |
| Other income | **120** | — | — |
| Earnings Before Income Tax Provision | **3,895** | 3,376 | 4,294 |
| Income tax provision | **1,445** | 1,249 | 1,580 |
| Net Earnings | **$ 2,450** | $ 2,127 | $ 2,714 |
| Other comprehensive income (loss), net of tax: | | | |
| Change in postretirement liability | **(5)** | 52 | 40 |
| Share of other comprehensive income of Alliance Boots | **(59)** | — | — |
| Unrecognized gain on available-for-sale investments | **1** | — | — |
| Cumulative translation adjustments | **(103)** | — | — |
| Comprehensive Income | **$ 2,284** | $ 2,179 | $ 2,754 |
| Net earnings per common share – basic | **$ 2.59** | $ 2.43 | $ 2.97 |
| Net earnings per common share – diluted | **2.56** | 2.42 | 2.94 |
| Average shares outstanding | **946.0** | 874.7 | 915.1 |
| Dilutive effect of stock options | **9.2** | 5.4 | 9.4 |
| Average diluted shares | **955.2** | 880.1 | 924.5 |

*The accompanying Notes to Consolidated Financial Statements are integral parts of these statements.*

# Consolidated Statements of Shareholders' Equity

Walgreen Co. and Subsidiaries for the years ended August 31, 2013, 2012 and 2011 *(In millions, except shares and per share amounts)*

| | Common Stock Shares | Common Stock Amount | Paid-In Capital | Employee Stock Loan Receivable | Retained Earnings | Accumulated Other Comprehensive Income (Loss) | Treasury Stock Amount |
|---|---|---|---|---|---|---|---|
| Balance, August 31, 2010 | 938,605,053 | $80 | $ 684 | $ (87) | $16,848 | $ (24) | $(3,101) |
| Net earnings | — | — | — | — | 2,714 | — | — |
| Dividends declared ($.75 per share) | — | — | — | — | (685) | — | — |
| Treasury stock purchases | (54,739,474) | — | — | — | — | — | (2,028) |
| Employee stock purchase and option plans | 5,428,551 | — | (12) | — | — | — | 203 |
| Other | — | — | 27 | — | — | — | — |
| Stock-based compensation | — | — | 135 | — | — | — | — |
| Employee stock loan receivable | — | — | — | 53 | — | — | — |
| Reduction of postretirement liability, net of $22 tax expense | — | — | — | — | — | 40 | — |
| Balance, August 31, 2011 | 889,294,130 | $80 | $ 834 | $ (34) | $18,877 | $ 16 | $(4,926) |
| Net earnings | — | — | — | — | 2,127 | — | — |
| Dividends declared ($.95 per share) | — | — | — | — | (848) | — | — |
| Treasury stock purchases | (34,720,215) | — | — | — | — | — | (1,191) |
| Employee stock purchase and option plans | 6,088,749 | — | (75) | — | — | — | 229 |
| Stock-based compensation | — | — | 99 | — | — | — | — |
| Employee stock loan receivable | — | — | — | 15 | — | — | — |
| Shares issued for investment in Alliance Boots | 83,392,670 | 0 | 78 | — | — | — | 2,903 |
| Reduction of postretirement liability, net of $32 tax expense | — | — | — | — | — | 52 | — |
| Balance, August 31, 2012 | 944,055,334 | $80 | $ 936 | $ (19) | $20,156 | $ 68 | $(2,985) |
| Net earnings | — | — | — | — | **2,450** | — | — |
| Dividends declared ($1.14 per share) | — | — | — | — | **(1,083)** | — | — |
| Treasury stock purchases | **(13,797,490)** | — | — | — | — | — | **(615)** |
| Employee stock purchase and option plans | **16,337,734** | — | **34** | — | — | — | **486** |
| Stock-based compensation | — | — | **104** | — | — | — | — |
| Employee stock loan receivable | — | — | — | **8** | — | — | — |
| Cumulative currency translation, net of $55 tax benefit | — | — | — | — | — | **(103)** | — |
| Share of other comprehensive income of Alliance Boots, of $32 tax benefit | — | — | — | — | — | **(59)** | — |
| Unrecognized gain on available-for-sale investments, net of tax | — | — | — | — | — | **1** | — |
| Reduction of postretirement liability, net of $3 tax benefit | — | — | — | — | — | **(5)** | — |
| Balance, August 31, 2013 | **946,595,578** | **$80** | **$1,074** | **$ (11)** | **$21,523** | **$ (98)** | **$(3,114)** |

*The accompanying Notes to Consolidated Financial Statements are integral parts of these statements.*

# Consolidated Balance Sheets

Walgreen Co. and Subsidiaries at August 31, 2013 and 2012 *(In millions, except shares and per share amounts)*

| **Assets** | | **2013** | 2012 |
|---|---|---|---|
| **Current Assets** | Cash and cash equivalents | **$ 2,106** | $ 1,297 |
| | Accounts receivable, net | **2,632** | 2,167 |
| | Inventories | **6,852** | 7,036 |
| | Other current assets | **284** | 260 |
| | Total Current Assets | **11,874** | 10,760 |
| **Non-Current Assets** | Property and equipment, at cost, less accumulated depreciation and amortization | **12,138** | 12,038 |
| | Equity investment in Alliance Boots | **6,261** | 6,140 |
| | Alliance Boots call option | **839** | 866 |
| | Goodwill | **2,410** | 2,161 |
| | Other non-current assets | **1,959** | 1,497 |
| | Total Non-Current Assets | **23,607** | 22,702 |
| | Total Assets | **$35,481** | $ 33,462 |

| **Liabilities and Shareholders' Equity** | | | |
|---|---|---|---|
| **Current Liabilities** | Short-term borrowings | **$ 570** | $ 1,319 |
| | Trade accounts payable | **4,635** | 4,384 |
| | Accrued expenses and other liabilities | **3,577** | 3,019 |
| | Income taxes | **101** | — |
| | Total Current Liabilities | **8,883** | 8,722 |
| **Non-Current Liabilities** | Long-term debt | **4,477** | 4,073 |
| | Deferred income taxes | **600** | 545 |
| | Other non-current liabilities | **2,067** | 1,886 |
| | Total Non-Current Liabilities | **7,144** | 6,504 |
| | Commitments and Contingencies (see Note 12) | | |
| **Shareholders' Equity** | Preferred stock, $.0625 par value; authorized 32 million shares; none issued | **—** | — |
| | Common stock, $.078125 par value; authorized 3.2 billion shares; issued and outstanding 1,028,180,150 shares in 2013 and 2012 | **80** | 80 |
| | Paid-in capital | **1,074** | 936 |
| | Employee stock loan receivable | **(11)** | (19) |
| | Retained earnings | **21,523** | 20,156 |
| | Accumulated other comprehensive (loss) income | **(98)** | 68 |
| | Treasury stock at cost, 81,584,572 shares in 2013 and 84,124,816 shares in 2012 | **(3,114)** | (2,985) |
| | Total Shareholders' Equity | **19,454** | 18,236 |
| | Total Liabilities and Shareholders' Equity | **$35,481** | $ 33,462 |

*The accompanying Notes to Consolidated Financial Statements are integral parts of these statements.*

# Consolidated Statements of Cash Flows

Walgreen Co. and Subsidiaries for the years ended August 31, 2013, 2012 and 2011 *(In millions)*

| | | 2013 | 2012 | 2011 |
|---|---|---|---|---|
| **Cash Flows from Operating Activities** | Net earnings | **$2,450** | $2,127 | $ 2,714 |
| | Adjustments to reconcile net earnings to net cash provided by operating activities – | | | |
| | Depreciation and amortization | **1,283** | 1,166 | 1,086 |
| | Change in fair value of warrants and related amortization | **(120)** | — | — |
| | Gain on sale of business | **—** | — | (434) |
| | Deferred income taxes | **148** | 265 | 132 |
| | Stock compensation expense | **104** | 99 | 135 |
| | Equity earnings in Alliance Boots | **(344)** | — | — |
| | Other | **113** | 43 | 53 |
| | Changes in operating assets and liabilities – | | | |
| | Accounts receivable, net | **(449)** | 394 | (243) |
| | Inventories | **321** | 1,083 | (592) |
| | Other current assets | **18** | (4) | (24) |
| | Trade accounts payable | **182** | (439) | 384 |
| | Accrued expenses and other liabilities | **424** | (184) | 218 |
| | Income taxes | **103** | (228) | 102 |
| | Other non-current assets and liabilities | **68** | 109 | 112 |
| | Net cash provided by operating activities | **4,301** | 4,431 | 3,643 |
| **Cash Flows from Investing Activities** | Additions to property and equipment | **(1,212)** | (1,550) | (1,213) |
| | Return of (investment in) restricted cash | **—** | 191 | (191) |
| | Proceeds from sale of assets | **145** | 123 | 79 |
| | Business and intangible asset acquisitions, net of cash received | **(630)** | (491) | (630) |
| | Purchases of short-term investments held to maturity | **(66)** | — | — |
| | Proceeds from short-term investments held to maturity | **16** | — | — |
| | Proceeds (payments) from sale of business | **20** | (45) | 442 |
| | Investment in AmerisourceBergen | **(224)** | — | — |
| | Investment in Alliance Boots | **—** | (4,025) | — |
| | Other | **(45)** | (63) | (12) |
| | Net cash used for investing activities | **(1,996)** | (5,860) | (1,525) |
| **Cash Flows from Financing Activities** | Proceeds from issuance of long-term debt | **4,000** | 3,000 | — |
| | Payments of long-term debt | **(4,300)** | — | (17) |
| | Stock purchases | **(615)** | (1,191) | (2,028) |
| | Proceeds related to employee stock plans | **486** | 165 | 235 |
| | Cash dividends paid | **(1,040)** | (787) | (647) |
| | Other | **(27)** | (17) | 15 |
| | Net cash (used for) provided by financing activities | **(1,496)** | 1,170 | (2,442) |
| **Changes in Cash and Cash Equivalents** | Net increase (decrease) in cash and cash equivalents | **809** | (259) | (324) |
| | Cash and cash equivalents at beginning of year | **1,297** | 1,556 | 1,880 |
| | Cash and cash equivalents at end of year | **$2,106** | $1,297 | $1,556 |

*The accompanying Notes to Consolidated Financial Statements are integral parts of these statements.*

## 1. Summary of Major Accounting Policies

**Description of Business**

The Company is principally in the retail drugstore business and its operations are within one reportable segment. At August 31, 2013, there were 8,582 drugstore and other locations in all 50 states, the District of Columbia, Guam and Puerto Rico. Prescription sales were 62.9% of total sales for fiscal 2013 compared to 63.2% in 2012 and 64.7% in 2011.

**Basis of Presentation**

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions have been eliminated. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and include amounts based on management's prudent judgments and estimates. Actual results may differ from these estimates.

The Company's 45% proportionate share of earnings in the Alliance Boots GmbH (Alliance Boots) equity method investment is included in consolidated net earnings. The Company reports its share of equity earnings in Alliance Boots within the operating section in the Consolidated Statements of Comprehensive Income because operations of Alliance Boots are integral to Walgreens. The companies share common board of director members, recognize purchasing synergies through Walgreens Boots Alliance Development GmbH, a 50/50 joint venture, as well as engage in intercompany sales transactions on select front-end merchandise. Because of the three-month lag and the timing of the closing of this investment, only the ten months of August through May's results of operations are reflected in the equity earnings in Alliance Boots included in the Company's reported net earnings for year ended August 31, 2013.

The financial results of the Walgreens Boots Alliance Development GmbH joint venture are fully consolidated into the Company's consolidated financial statements and reported without a lag. As the joint venture is included within the Company's operating results, Alliance Boots proportionate share of Walgreens Boots Alliance Development GmbH earnings is removed from equity earnings.

**Cash and Cash Equivalents**

Cash and cash equivalents include cash on hand and all highly liquid investments with an original maturity of three months or less. Credit and debit card receivables from banks, which generally settle within two business days, of $160 million and $88 million were included in cash and cash equivalents at August 31, 2013 and 2012, respectively. At August 31, 2013 and 2012, the Company had $1.6 billion and $820 million, respectively, in money market funds, all of which was included in cash and cash equivalents.

The Company's cash management policy provides for controlled disbursement. As a result, the Company had outstanding checks in excess of funds on deposit at certain banks. These amounts, which were $274 million at August 31, 2013, and $256 million at August 31, 2012, are included in trade accounts payable in the accompanying Consolidated Balance Sheets.

**Allowance for Doubtful Accounts**

The provision for bad debt is based on both historical write-off percentages and specifically identified receivables. Activity in the allowance for doubtful accounts was as follows *(In millions)*:

| | 2013 | 2012 | 2011 |
|---|---|---|---|
| Balance at beginning of year | **$ 99** | $ 101 | $ 104 |
| Bad debt provision | **124** | 107 | 88 |
| Write-offs | **(69)** | (109) | (91) |
| Balance at end of year | **$ 154** | $ 99 | $ 101 |

**Inventories**

Inventories are valued on a lower of last-in, first-out (LIFO) cost or market basis. At August 31, 2013 and 2012, inventories would have been greater by $2.1 billion and $1.9 billion, respectively, if they had been valued on a lower of first-in, first-out (FIFO) cost or market basis. As a result of declining inventory levels, the fiscal 2013 and 2012 LIFO provisions were reduced by $194 million and $268 million of LIFO liquidation, respectively. Inventory includes product costs, inbound freight, warehousing costs and vendor allowances not classified as a reduction of advertising expense.

**Equity Method Investments**

The Company uses the equity method to account for investments in companies if the investment provides the ability to exercise significant influence, but not control, over operating and financial policies of the investee. The Company's proportionate share of the net income or loss of these companies is included in consolidated net earnings. Judgment regarding the level of influence over each equity method investment includes considering key factors such as the Company's ownership interest, representation on the board of directors, participation in policy-making decisions and material intercompany transactions.

The Company purchases inventory from Alliance Boots in the ordinary course of business. These related party inventory purchases, which began in fiscal 2013, were not material.

The underlying net assets of the Company's equity method investment in Alliance Boots include goodwill and indefinite-lived intangible assets. These assets are evaluated for impairment annually, or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. Based on testing performed during fiscal 2013, the fair value of each Alliance Boots reporting unit exceeded its carrying value. For certain reporting units, relatively modest changes in key assumptions may have resulted in the recognition of a goodwill impairment charge. The Company's proportionate share of a potential impairment would be limited to its 45% ownership percentage.

**Property and Equipment**

Depreciation is provided on a straight-line basis over the estimated useful lives of owned assets. Leasehold improvements and leased properties under capital leases are amortized over the estimated useful life of the property or over the term of the lease, whichever is shorter. Estimated useful lives range from 10 to 39 years for land improvements, buildings and building improvements; and 2 to 13 years for equipment. Major repairs, which extend the useful life of an asset, are capitalized; routine maintenance and repairs are charged against earnings. The majority of the business uses the composite method of depreciation for equipment. Therefore, gains and losses on retirement or other disposition of such assets are included in earnings only when an operating location is closed, completely remodeled or impaired. Fully depreciated property and equipment are removed from the cost and related accumulated depreciation and amortization accounts. Property and equipment consists of *(In millions)*:

| | 2013 | 2012 |
|---|---|---|
| Land and land improvements | | |
| Owned locations | **$ 3,203** | $ 3,189 |
| Distribution centers | **97** | 96 |
| Other locations | **219** | 232 |
| Buildings and building improvements | | |
| Owned locations | **3,805** | 3,684 |
| Leased locations (leasehold improvements only) | **1,811** | 1,518 |
| Distribution centers | **620** | 608 |
| Other locations | **351** | 525 |
| Equipment | | |
| Locations | **5,334** | 4,995 |
| Distribution centers | **1,190** | 1,158 |
| Other locations | **755** | 586 |
| Capitalized system development costs | **581** | 420 |
| Capital lease properties | **215** | 149 |
| | **18,181** | 17,160 |
| Less: accumulated depreciation and amortization | **6,043** | 5,122 |
| | **$12,138** | $12,038 |

Depreciation expense for property and equipment was $894 million in fiscal 2013, $841 million in fiscal 2012 and $809 million in fiscal 2011.

The Company capitalizes application stage development costs for significant internally developed software projects, such as upgrades to the store point-of-sale system. These costs are amortized over a five-year period. Amortization expense was $100 million in fiscal 2013, $70 million in fiscal 2012 and $58 million in fiscal 2011. Unamortized costs at August 31, 2013 and 2012, were $374 million and $292 million, respectively.

**Goodwill and Other Intangible Assets**
Goodwill represents the excess of the purchase price over the fair value of assets acquired and liabilities assumed. The Company accounts for goodwill and intangibles under ASC Topic 350, Intangibles – Goodwill and Other, which does not permit amortization, but requires the Company to test goodwill and other indefinite-lived assets for impairment annually or whenever events or circumstances indicate impairment may exist.

**Impaired Assets and Liabilities for Store Closings**
The Company tests long-lived assets for impairment whenever events or circumstances indicate that a certain asset may be impaired. Store locations that have been open at least five years are reviewed for impairment indicators at least annually. Once identified, the amount of the impairment is computed by comparing the carrying value of the assets to the fair value, which is based on the discounted estimated future cash flows. Impairment charges included in selling, general and administrative expenses were $30 million in fiscal 2013, $27 million in fiscal 2012 and $44 million in fiscal 2011.

The Company also provides for future costs related to closed locations. The liability is based on the present value of future rent obligations and other related costs (net of estimated sublease rent) to the first lease option date. The reserve for store closings was $123 million and $117 million as of August 31, 2013 and 2012, respectively. See Note 3 for additional disclosure regarding the Company's reserve for future costs related to closed locations.

**Financial Instruments**
The Company had $197 million and $157 million of outstanding letters of credit at August 31, 2013 and 2012, respectively, which guarantee the purchase of foreign goods, and additional outstanding letters of credit of $263 million and $38 million at August 31, 2013 and 2012, respectively, which guarantee payments of insurance claims. The insurance claim letters of credit are annually renewable and will remain in place until the insurance claims are paid in full. Letters of credit of $4 million and $229 million were outstanding at August 31, 2013, and August 31, 2012, respectively, to guarantee performance of construction contracts. The Company pays a facility fee to the financing bank to keep these letters of credit active. The Company had real estate development purchase commitments of $185 million and $206 million at August 31, 2013 and 2012, respectively.

The Company uses interest rate swaps to manage its interest rate exposure associated with some of its fixed-rate borrowings. At August 31, 2013, $1.0 billion of fixed-rate debt was converted to variable rate. These swaps are accounted for according to ASC Topic 815, Derivatives and Hedging. The swaps are measured at fair value in accordance with ASC Topic 820, Fair Value Measurement and Disclosures. In fiscal 2012, the Company entered into three forward starting interest rate swap transactions locking in fixed rates on $1.0 billion of the $4.0 billion debt that was issued in fiscal 2013 in connection with the Alliance Boots transaction. These swaps were designated as cash flow hedges and measured at fair value. See Notes 10 and 11 for additional disclosure regarding financial instruments.

**Revenue Recognition**
The Company recognizes revenue at the time the customer takes possession of the merchandise. Customer returns are immaterial. Sales taxes are not included in revenue.

Revenue from the pharmacy benefit management (PBM) business was included in the Company's Consolidated Statement of Comprehensive Income prior to being sold in fiscal 2011. The services the Company provided to its PBM clients included: plan setup, claims adjudication with network pharmacies, formulary management, and reimbursement services. Through its PBM, the Company acted as an agent in administering pharmacy reimbursement contracts and did not assume credit risk. Therefore, revenue was recognized as only the differential between the amount receivable from the client and the amount owed to the network pharmacy. The Company acted as an agent to its clients with respect to administrative fees for claims adjudication. Those service fees were recognized as revenue.

**Gift Cards**
The Company sells Walgreens gift cards to retail store customers and through its website. The Company does not charge administrative fees on unused gift cards and most gift cards do not have an expiration date. Income from gift cards is recognized when (1) the gift card is redeemed by the customer; or (2) the likelihood of the gift card being redeemed by the customer is remote (gift card breakage) and there is no legal obligation to remit the value of unredeemed gift cards to the relevant jurisdictions. The Company's gift card breakage rate is determined based upon historical redemption patterns. Gift card breakage income, which is included in selling, general and administrative expenses, was not significant in fiscal 2013, 2012 or 2011.

**Loyalty Program**
The Company's rewards program, Balance® Rewards, is accrued as a charge to cost of sales at the time a point is earned. Points are funded internally and through vendor participation, and are credited to cost of sales at the time a vendor-sponsored point is earned. Breakage is recorded as points expire as a result of a member's inactivity or if the points remain unredeemed after three years. Breakage income, which is reported in cost of sales, was not significant in fiscal 2013.

**Cost of Sales**
Cost of sales is derived based upon point-of-sale scanning information with an estimate for shrinkage and is adjusted based on periodic inventories. In addition to product costs, cost of sales includes warehousing costs, purchasing costs, freight costs, cash discounts and vendor allowances.

**Vendor Allowances**
Vendor allowances are principally received as a result of purchases, sales or promotion of vendors' products. Allowances are generally recorded as a reduction of inventory and are recognized as a reduction of cost of sales when the related merchandise is sold. Those allowances received for promoting vendors' products are offset against advertising expense and result in a reduction of selling, general and administrative expenses to the extent of advertising costs incurred, with the excess treated as a reduction of inventory costs.

**Selling, General and Administrative Expenses**
Selling, general and administrative expenses mainly consist of store salaries, occupancy costs, and expenses directly related to stores. In addition, other costs included are headquarters' expenses, advertising costs (net of advertising revenue) and insurance.

**Advertising Costs**
Advertising costs, which are reduced by the portion funded by vendors, are expensed as incurred. Net advertising expenses, which are included in selling, general and administrative expenses, were $286 million in fiscal 2013, $291 million in fiscal 2012 and $271 million in fiscal 2011. Included in net advertising expenses were vendor advertising allowances of $240 million in fiscal 2013, $239 million in fiscal 2012 and $218 million in fiscal 2011.

**Insurance**
The Company obtains insurance coverage for catastrophic exposures as well as those risks required by law to be insured. It is the Company's policy to retain a significant portion of certain losses related to workers' compensation, property, comprehensive general, pharmacist and vehicle liability. Liabilities for these losses are recorded based upon the Company's estimates for claims incurred and are not discounted. The provisions are estimated in part by considering historical claims experience, demographic factors and other actuarial assumptions.

**Available-for-Sale Investments**
The Company, Alliance Boots and AmerisourceBergen Corporation (AmerisourceBergen) entered into a Framework Agreement dated as of March 18, 2013, pursuant to which Walgreens and Alliance Boots together were granted the right to purchase a minority equity position in AmerisourceBergen, beginning with the right, but not the obligation, to purchase up to 19,859,795 shares of AmerisourceBergen common stock (approximately 7 percent of the then fully diluted equity of AmerisourceBergen, assuming the exercise in full of the warrants described below) in open market transactions.

### Warrants

The Company and Alliance Boots were each issued (a) a warrant to purchase up to 11,348,456 shares of AmerisourceBergen common stock at an exercise price of $51.50 per share exercisable during a six-month period beginning in March 2016, and (b) a warrant to purchase up to 11,348,456 shares of AmerisourceBergen common stock at an exercise price of $52.50 per share exercisable during a six-month period beginning in March 2017. The Company's warrants are valued at the date of issuance and the end of the period using a Monte Carlo simulation. Key assumptions used throughout the valuation include risk-free interest rates using constant maturity treasury rates; the dividend yield for AmerisourceBergen's common stock; AmerisourceBergen's common stock price at valuation date; AmerisourceBergen's equity volatility; the number of shares of AmerisourceBergen's common stock outstanding; the number of AmerisourceBergen employee stock options and the exercise price; and the details specific to the warrants. The fair value of the Company's warrants on March 18, 2013, the date of issuance, was $77 million. The Company recorded the fair value of its warrants as a non-current asset with a corresponding deferred credit in its Consolidated Balance Sheets. The deferred credit attributable to the warrants will be amortized over the life of the warrants. As of August 31, 2013, the fair value of the Company's warrants was $188 million, which resulted in the Company recording other income of $111 million for fiscal 2013 within its Consolidated Statements of Comprehensive Income. The increase in the fair value of the warrants was primarily attributable to the increase in the price of AmerisourceBergen's common stock. In addition, the Company recorded $9 million of other income relating to the amortization of the deferred credit in fiscal 2013.

### Pre-Opening Expenses

Non-capital expenditures incurred prior to the opening of a new or remodeled store are expensed as incurred.

### Stock-Based Compensation Plans

In accordance with ASC Topic 718, Compensation – Stock Compensation, the Company recognizes compensation expense on a straight-line basis over the employee's vesting period or to the employee's retirement eligible date, if earlier.

Total stock-based compensation expense for fiscal 2013, 2012 and 2011 was $104 million, $99 million and $135 million, respectively. The recognized tax benefit was $30 million, $9 million and $49 million for fiscal 2013, 2012 and 2011, respectively.

Unrecognized compensation cost related to non-vested awards at August 31, 2013, was $189 million. This cost is expected to be recognized over a weighted average of three years.

### Interest Expense

The Company capitalized $7 million, $9 million and $10 million of interest expense as part of significant construction projects during fiscal 2013, 2012 and 2011, respectively. Interest paid, which is net of capitalized interest, was $158 million in fiscal 2013, $108 million in fiscal 2012 and $89 million in fiscal 2011.

### Income Taxes

The Company accounts for income taxes according to the asset and liability method. Under this method, deferred tax assets and liabilities are recognized based upon the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured pursuant to tax laws using rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts more likely than not to be realized.

In determining the Company's provision for income taxes, an annual effective income tax rate based on full-year income, permanent differences between book and tax income, and statutory income tax rates are used. The effective income tax rate also reflects the Company's assessment of the ultimate outcome of tax audits in addition to any foreign-based income deemed to be taxable in the United States. Discrete events such as audit settlements or changes in tax laws are recognized in the period in which they occur.

The Company is subject to routine income tax audits that occur periodically in the normal course of business. U.S. federal, state and local and foreign tax authorities raise questions regarding the Company's tax filing positions, including the timing and amount of deductions and the allocation of income among various tax jurisdictions.

In evaluating the tax benefits associated with its various tax filing positions, the Company records a tax benefit for uncertain tax positions using the highest cumulative tax benefit that is more likely than not to be realized. Adjustments are made to the liability for unrecognized tax benefits in the period in which the Company determines the issue is effectively settled with the tax authorities, the statute of limitations expires for the return containing the tax position or when more information becomes available. The Company's liability for unrecognized tax benefits, including accrued penalties and interest, is included in other long-term liabilities on the Consolidated Balance Sheets and in income tax expense in the Consolidated Statements of Comprehensive Income.

### Earnings Per Share

The dilutive effect of outstanding stock options on earnings per share is calculated using the treasury stock method. Stock options are anti-dilutive and excluded from the earnings per share calculation if the exercise price exceeds the average market price of the common shares. Outstanding options to purchase common shares that were anti-dilutive and excluded from earnings per share totaled 12,316,949, 32,593,870 and 16,869,061 in fiscal 2013, 2012 and 2011, respectively.

### New Accounting Pronouncements

In July 2012, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2012-02, Intangibles – Goodwill and Other (Topic 350) – Testing Indefinite-Lived Intangible Assets for Impairment, which permits an entity to make a qualitative assessment to determine whether it is more likely than not that an indefinite-lived intangible asset, other than goodwill, is impaired. If an entity concludes, based on an evaluation of all relevant qualitative factors, that it is not more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount, it will not be required to perform the quantitative impairment for that asset. The ASU is effective for impairment tests performed for fiscal years beginning after September 15, 2012 (fiscal year 2014), with early adoption permitted. The ASU will not have a material impact on the Company's reported results of operations and financial position. The impact is non-cash in nature and will not affect the Company's cash position.

In May 2013, the FASB reissued an exposure draft on lease accounting that would require entities to recognize assets and liabilities arising from lease contracts on the balance sheet. The proposed exposure draft states that lessees and lessors should apply a "right-of-use model" in accounting for all leases. Under the proposed model, lessees would recognize an asset for the right to use the leased asset, and a liability for the obligation to make rental payments over the lease term. When measuring the asset and liability, variable lease payments are excluded, whereas renewal options that provide a significant economic incentive upon renewal would be included. The accounting by a lessor would reflect its retained exposure to the risks or benefits of the underlying leased asset. A lessor would recognize an asset representing its right to receive lease payments based on the expected term of the lease. The lease expense from real estate based leases would continue to be recorded under a straight-line approach, but other leases not related to real estate would be expensed using an effective interest method that would accelerate lease expense. A final standard is currently expected to be issued in 2014 and would be effective no earlier than annual reporting periods beginning on January 1, 2017 (fiscal 2018 for the Company). The proposed standard, as currently drafted, would have a material impact on the Company's financial position and the impact on the Company's reported results of operations is being evaluated. The impact of this exposure draft is non-cash in nature and would not affect the Company's cash position.

In July 2013, the FASB issued Accounting Standards Update 2013-11, Income Taxes (Topic 740) – Presentation of an Unrecognized Tax Benefit when a Net Operating Loss Carryforward or Tax Credit Carryforward Exists. This update provides that an entity's unrecognized tax benefit, or a portion of its unrecognized tax benefit, should be presented in its financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. This update applies prospectively to all entities that have unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists at the reporting date. Retrospective application is also permitted. This update is effective for annual periods, and interim periods within those years, beginning after December 15, 2013 (fiscal 2014). The standard will not have a material impact on the Company's reported results of operations and financial position. The impact of this ASU is non-cash in nature and will not affect the Company's cash position.

## 2. Restructuring

The Company completed one of its strategic initiatives to enhance shareholder value in fiscal 2011 known as the "Rewiring for Growth" program, which was designed to, among other things, reduce cost and improve productivity. In fiscal 2011, the Company recorded $42 million of pre-tax charges in selling, general and administrative expenses associated with the program.

Additionally, as a part of the Company's Customer Centric Retailing (CCR) initiative, it has modified the store format to enhance category layouts and adjacencies, shelf heights and sight lines, and brand and private brand assortments, all of which were designed to positively impact the shopper experience. This initiative was completed in the first quarter of fiscal 2012. In total, the Company converted 5,843 stores and opened 559 new stores with the CCR format. In fiscal 2012, the Company incurred $33 million in total program costs, of which $15 million was included in selling, general and administrative expenses and $18 million in capital costs. In fiscal 2011, the Company incurred $144 million in total program costs, of which $84 million was included in selling, general and administrative expenses and $60 million in capital costs.

## 3. Leases

The Company owns approximately 20% of its operating locations; the remaining locations are leased premises. Initial terms are typically 20 to 25 years, followed by additional terms containing renewal options at five-year intervals, and may include rent escalation clauses. The commencement date of all lease terms is the earlier of the date the Company becomes legally obligated to make rent payments or the date the Company has the right to control the property. The Company recognizes rent expense on a straight-line basis over the term of the lease. In addition to minimum fixed rentals, some leases provide for contingent rentals based upon a portion of sales.

Minimum rental commitments at August 31, 2013, under all leases having an initial or remaining non-cancelable term of more than one year are shown below *(In millions)*:

| | Capital Lease | Operating Lease |
|---|---|---|
| 2014 | $ 19 | $ 2,536 |
| 2015 | 19 | 2,514 |
| 2016 | 18 | 2,464 |
| 2017 | 17 | 2,389 |
| 2018 | 15 | 2,292 |
| Later | 270 | 23,507 |
| Total minimum lease payments | $358 | $35,702 |

The capital lease amount includes $155 million of imputed interest and executory costs. Total minimum lease payments have not been reduced by minimum sublease rentals of approximately $140 million on leases due in the future under non-cancelable subleases.

The Company provides for future costs related to closed locations. The liability is based on the present value of future rent obligations and other related costs (net of estimated sublease rent) to the first lease option date. In fiscal 2013, 2012 and 2011, the Company recorded charges of $43 million, $20 million and $54 million, respectively, for facilities that were closed or relocated under long-term leases. These charges are reported in selling, general and administrative expenses on the Consolidated Statements of Comprehensive Income.

The changes in reserve for facility closings and related lease termination charges include the following *(In millions)*:

| Twelve Months Ended August 31, | **2013** | 2012 |
|---|---|---|
| Balance – beginning of period | **$117** | $145 |
| Provision for present value of non-cancelable lease payments of closed facilities | **34** | 6 |
| Assumptions about future sublease income, terminations and changes in interest rates | **(6)** | (11) |
| Interest accretion | **15** | 25 |
| Cash payments, net of sublease income | **(37)** | (48) |
| Balance – end of period | **$123** | $117 |

The Company remains secondarily liable on 26 assigned leases. The maximum potential undiscounted future payments are $18 million at August 31, 2013. Lease option dates vary, with some extending to 2041.

Rental expense, which includes common area maintenance, insurance and taxes, was as follows *(In millions)*:

| | **2013** | 2012 | 2011 |
|---|---|---|---|
| Minimum rentals | **$2,644** | $2,585 | $2,506 |
| Contingent rentals | **6** | 6 | 9 |
| Less: Sublease rental income | **(22)** | (20) | (15) |
| | **$2,628** | $2,571 | $2,500 |

## 4. Acquisitions and Divestitures

In September 2012, the Company completed its acquisition of Stephen L. LaFrance Holdings, Inc. (USA Drug) for $436 million net of assumed cash, subject to adjustment in certain circumstances. This acquisition increased the Company's presence in the mid-South region of the country. The purchase price allocation for this acquisition added $220 million to goodwill and $156 million to intangible assets, primarily prescription files and non-compete agreements, with $60 million allocated to net tangible assets, primarily inventory. The purchase price allocation is complete with the exception of the evaluation of certain deferred tax balances. The USA Drug acquisition contributed $364 million of revenue and a pre-tax loss of $74 million in fiscal 2013, including transaction and store closure costs of $57 million.

In December 2012, the Company acquired an 80% interest in Cystic Fibrosis Foundation Pharmacy LLC for $29 million net of assumed cash, subject to working capital adjustments, and a call option to acquire the remaining 20% interest. The investment provides joint ownership in a specialty pharmacy for cystic fibrosis patients and their families and a provider of new product launch support and call center services for drug manufacturers. The investment added $16 million to goodwill and $21 million to intangible assets, primarily payer contracts.

The aggregate purchase price of all business and intangible asset acquisitions, excluding USA Drug and Cystic Fibrosis, was $165 million in fiscal 2013. These acquisitions added $135 million to intangible assets, primarily prescription files. The remaining fair value relates to immaterial amounts of tangible assets, less liabilities assumed. Operating results of businesses acquired have been included in the Consolidated Statements of Comprehensive Income from their respective acquisition dates forward and were not material.

In fiscal 2012, the Company acquired certain assets of BioScrip, Inc.'s (BioScrip) community specialty pharmacies and centralized specialty and mail services pharmacy business for $144 million plus inventory. The acquisition added $94 million to goodwill and $49 million to other intangible assets. The addition of BioScrip's community specialty pharmacies and centralized specialty and mail services pharmacy businesses advances community pharmacy and brings additional specialty pharmacy products and services closer to patients. The Company also purchased Crescent Pharmacy Holdings, LLC (Crescent), an infusion pharmacy business, for $73 million, net of assumed cash. The Crescent acquisition added $40 million to goodwill and $26 million to intangible assets, primarily payer contracts. The acquisition is a strategic investment to expand the Company's infusion services in select California markets.

## 5. Equity Method Investments

Equity method investments as of August 31, 2013 and 2012, were as follows *(In millions, except percentages)*:

| | **2013** | | 2012 | |
|---|---|---|---|---|
| | **Carrying Value** | **Ownership Percentage** | Carrying Value | Ownership Percentage |
| Alliance Boots | **$6,261** | **45%** | $6,140 | 45% |
| Other equity method investments | **7** | **30% – 50%** | 7 | 30% – 50% |
| Total equity method investments | **$6,268** | | $6,147 | |

*Alliance Boots*
On August 2, 2012, pursuant to a Purchase and Option Agreement dated June 18, 2012, by and among the Company, Alliance Boots GmbH and AB Acquisitions Holdings Limited (the Purchase and Option Agreement), the Company acquired 45% of the issued and outstanding share capital of Alliance Boots in exchange for $4.025 billion in cash and approximately 83.4 million shares of Company common stock. The Purchase and Option Agreement also provides, subject to the satisfaction or waiver of specified conditions, a call option that gives the Company the right, but not the obligation, to acquire the remaining 55% of Alliance Boots (second step transaction) in exchange for an additional £3.1 billion in cash (approximately $4.9 billion using August 31, 2013 exchange rates) as well as an additional 144.3 million Company shares, subject to certain adjustments. If the Company exercises the call option, in certain limited circumstances, the Company may be required to make the entire second step transaction payment in cash. The call option can be exercised by the Company during the six-month period beginning February 2, 2015. In addition, in certain circumstances, if the Company does not exercise the call option, or the Company has exercised the call option but the second step transaction does not close, the Company's ownership of Alliance Boots will reduce from 45% to 42% in exchange for nominal consideration. The Company's equity earnings, initial investment and the call option exclude the Alliance Boots minority interest in Galenica Ltd. (Galenica). The Alliance Boots investment in Galenica was distributed to the Alliance Boots shareholders other than the Company in May 2013, which had no impact on the Company's financial results.

The call option was valued using a Monte Carlo simulation using assumptions surrounding Walgreens equity value as well as the potential impacts of certain provisions of the Purchase and Option Agreement that are described in the Form 8-K filed by the Company on June 19, 2012. The call option is accounted for at cost and subsequently adjusted for foreign currency translation gains or losses. The final purchase price allocation resulted in $6.1 billion of the total consideration being allocated to the investment and $866 million being allocated to the call option based on their relative fair values.

The Company accounts for its 45% investment in Alliance Boots using the equity method of accounting. Investments accounted for under the equity method are recorded initially at cost and subsequently adjusted for the Company's share of the net income or loss and cash contributions and distributions to or from these entities. Because the underlying net assets in Alliance Boots are denominated in a foreign currency, translation gains or losses will impact the recorded value of the Company's investment. The Company utilizes a three-month lag in reporting equity income in Alliance Boots and as a result, only 10 months results of Alliance Boots were recorded in fiscal 2013. The Company's investment is recorded as "Equity investment in Alliance Boots" in the Consolidated Balance Sheets.

The Company's initial investment in Alliance Boots exceeded its proportionate share of the net assets of Alliance Boots by $2.4 billion. This premium of $2.4 billion is recognized as part of the carrying value in the Company's equity investment in Alliance Boots. The difference is primarily related to the fair value of Alliance Boots indefinite-lived intangible assets and goodwill. The Company's equity method income from the investment in Alliance Boots is adjusted to reflect the amortization of fair value adjustments in certain definite-lived assets of Alliance Boots. The Company's incremental amortization expense associated with the Alliance Boots investment was approximately $57 million during fiscal 2013, largely consisting of the inventory step-up, which was amortized over the first inventory turn.

During July 2013, the UK Government enacted a law to reduce the UK corporate tax rate applicable from April 2014. The non-cash impact of this change will be recorded in fiscal 2014 due to the three-month lag.

*Other Equity Method Investments*
Other equity method investments relate to joint ventures associated with the Company's infusion and respiratory businesses. These investments are included within other non-current assets on the Consolidated Balance Sheets. The Company's share of equity income is reported within selling, general and administrative expenses in the Consolidated Statements of Comprehensive Income.

**Summarized Financial Information**
Summarized financial information for the Company's equity method investees is as follows:

*Balance Sheet (In millions)*

| At August 31, | **2013 *(1)*** | 2012 *(1)* |
|---|---|---|
| Current Assets | **$ 8,906** | $ 9,193 |
| Non-Current Assets | **19,484** | 20,085 |
| Current Liabilities | **7,204** | 7,254 |
| Non-Current Liabilities | **12,228** | 13,269 |
| Shareholders' Equity *(2)* | **8,958** | 8,755 |

*Income Statement (In millions)*

| Year Ended August 31, | **2013 *(3)*** | 2012 | 2011 |
|---|---|---|---|
| Net sales | **$30,466** | $37 | $37 |
| Gross Profit | **6,391** | 17 | 19 |
| Net Earnings | **1,022** | 2 | 5 |
| Share of income from investments accounted for using the equity method *(3)* | **345** | 1 | 2 |

*(1) Net assets in Alliance Boots are translated at the May 31, 2013 spot rate of $1.52 to one British pound Sterling, corresponding to the three-month lag. Fiscal 2012 net assets in Alliance Boots were translated at a spot rate of $1.57 to one British pound Sterling.*

*(2) Shareholders' equity at August 31, 2013 and 2012, includes $374 million and $380 million related to non-controlling interests, respectively.*

*(3) The Company utilizes a three-month lag in reporting its share of equity income in Alliance Boots. Earnings reflect $57 million, $44 million net of tax, of incremental acquisition-related amortization for the ten-month period ending August 31, 2013. Earnings in Alliance Boots are translated at the average exchange rate of $1.57 to one British pound Sterling for the year ended August 31, 2013. Ten months of operating results are presented for Alliance Boots in fiscal 2013 corresponding to the three-month lag after closing the investment on August 2, 2012. Walgreens Boots Alliance Development GmbH operations are excluded from these results as the Company consolidates the joint venture.*

## 6. Available-for-Sale Investments

In conjunction with its long-term relationship with AmerisourceBergen announced in fiscal 2013, the Company, as of August 31, 2013, has acquired approximately 4.0 million shares of AmerisourceBergen common stock through open market transactions for $224 million. The available-for-sale investment is classified as long-term and reported at fair value within other non-current assets in the Consolidated Balance Sheets. The Company also holds other investments with maturities greater than 90 days that are reported at fair value within other current assets in the Consolidated Balance Sheets.

Fair value adjustments are based on quoted stock prices with the unrealized holding gains and losses reported in other comprehensive income. Unrealized holding gains at August 31, 2013, were $1 million. See Note 11 for additional fair value disclosures. Available-for-sale investments reported at fair value at August 31, 2013, were $225 million.

## 7. Goodwill and Other Intangible Assets

Goodwill and other indefinite-lived intangible assets are not amortized, but are evaluated for impairment annually during the fourth quarter, or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. The Company applies ASU 2011-08, Testing Goodwill for Impairment, which permits a qualitative assessment to determine whether it is more likely than not (a more than 50 percent likelihood) that the fair value of a reporting unit is less than its carrying amount, which would then require performing step one of impairment testing. Otherwise, no further evaluation would be necessary. As part of the Company's impairment analysis for each reporting unit, the Company engaged a third party appraisal firm to assist in the determination of estimated fair value for each unit. This determination included estimating the fair value using both the income and market approaches. The income approach requires management to estimate a number of factors for each reporting unit, including projected future operating results, economic projections, anticipated future cash flows and discount rates. The market approach estimates fair value using comparable marketplace fair value data from within a comparable industry grouping.

The determination of the fair value of the reporting units and the allocation of that value to individual assets and liabilities within those reporting units requires the Company to make significant estimates and assumptions. These estimates and assumptions primarily include, but are not limited to: the selection of appropriate peer group companies; control premiums appropriate for acquisitions in the industries in which the Company competes; the discount rate; terminal growth rates; and forecasts of revenue, operating income, depreciation and amortization and capital expenditures. The allocation requires several analyses to determine the fair value of assets and liabilities including, among other things, purchased prescription files, customer relationships and trade names. Although the Company believes its estimates of fair value are reasonable, actual financial results could differ from those estimates due to the inherent uncertainty involved in making such estimates.

Changes in assumptions concerning future financial results or other underlying assumptions could have a significant impact on either the fair value of the reporting units, the amount of the goodwill impairment charge, or both. The Company also compared the sum of the estimated fair values of its reporting units to the Company's total value as implied by the market value of its equity and debt securities. This comparison indicated that, in total, its assumptions and estimates were reasonable. However, future declines in the overall market value of the Company's equity and debt securities may indicate that the fair value of one or more reporting units has declined below its carrying value.

One measure of the sensitivity of the amount of goodwill impairment charges to key assumptions is the amount by which each reporting unit "passed" (fair value exceeds the carrying amount) or "failed" (the carrying amount exceeds fair value) the first step of the goodwill impairment test. The Company's reporting units' fair values exceeded their carrying amounts ranging from approximately 15% to more than 180%.

Generally, changes in estimates of expected future cash flows would have a similar effect on the estimated fair value of the reporting unit. That is, a 1% change in estimated future cash flows would change the estimated fair value of the reporting unit by approximately 1%. The estimated long-term rate of net sales growth can have a significant impact on the estimated future cash flows, and therefore, the fair value of each reporting unit. Of the other key assumptions that impact the estimated fair values, most reporting units have the greatest sensitivity to changes in the estimated discount rate. The Company believes that its estimates of future cash flows and discount rates are reasonable, but future changes in the underlying assumptions could differ due to the inherent uncertainty in making such estimates.

Changes in the carrying amount of goodwill consist of the following activity *(In millions)*:

| | 2013 | 2012 |
|---|---|---|
| Net book value – September 1 | **$2,161** | $2,017 |
| Acquisitions | **236** | 120 |
| Other *(1)* | **13** | 24 |
| Net book value – August 31 | **$2,410** | $2,161 |

*(1) "Other" primarily represents immaterial purchase accounting adjustments for the Company's acquisitions.*

In September 2012, the Company purchased the regional drugstore chain USA Drug from Stephen L. LaFrance Holdings, Inc. and members of the LaFrance family for $436 million net of assumed cash and selected other assets (primarily prescription files). In December 2012, the Company purchased an 80% interest in Cystic Fibrosis Foundation Pharmacy LLC for $29 million, net of assumed cash. The USA Drug and Cystic Fibrosis acquisitions added $220 million and $16 million of goodwill, respectively.

The carrying amount and accumulated amortization of intangible assets consists of the following *(In millions)*:

| | 2013 | 2012 |
|---|---|---|
| Gross Intangible Assets | | |
| Purchased prescription files | **$1,099** | $ 984 |
| Favorable lease interests | **381** | 388 |
| Purchasing and payer contracts | **347** | 334 |
| Non-compete agreements | **153** | 120 |
| Trade name | **199** | 189 |
| Other amortizable intangible assets | **4** | 4 |
| Total gross intangible assets | **2,183** | 2,019 |
| Accumulated amortization | | |
| Purchased prescription files | **(467)** | (417) |
| Favorable lease interests | **(143)** | (109) |
| Purchasing and payer contracts | **(147)** | (119) |
| Non-compete agreements | **(67)** | (53) |
| Trade name | **(49)** | (32) |
| Other amortizable intangible assets | **(3)** | (3) |
| Total accumulated amortization | **(876)** | (733) |
| Total intangible assets, net | **$1,307** | $1,286 |

Amortization expense for intangible assets was $289 million in fiscal 2013, $255 million in fiscal 2012 and $219 million in fiscal 2011. The weighted-average amortization period for purchased prescription files was seven years for fiscal 2013 and 2012. The weighted-average amortization period for favorable lease interests was 11 years for fiscal 2013 and 2012. The weighted-average amortization period for purchasing and payer contracts was 13 years for fiscal 2013 and 2012. The weighted-average amortization period for non-compete agreements was six years for fiscal 2013 and fiscal 2012. The weighted-average amortization period for trade names was 12 years for fiscal 2013 and 13 years for fiscal 2012. The weighted-average amortization period for other amortizable intangible assets was 10 years for fiscal 2013 and 2012.

Expected amortization expense for intangible assets recorded at August 31, 2013, not including amounts related to Alliance Boots that will be amortized through equity method investment income, is as follows *(In millions)*:

| 2014 | 2015 | 2016 | 2017 | 2018 |
|---|---|---|---|---|
| $257 | $225 | $185 | $144 | $99 |

## 8. Income Taxes

The components of Earnings Before Income Tax Provision were *(In millions)*:

| | 2013 |
|---|---|
| U.S. | **$3,477** |
| Non-U.S. | **418** |
| Total | **$3,895** |

The non-U.S. amount reported above includes equity earnings in Alliance Boots of $344 million. Prior to 2013, the non-U.S. component of the Earnings Before Income Tax provision was not material.

The provision for income taxes consists of the following *(In millions)*:

| | 2013 | 2012 | 2011 |
|---|---|---|---|
| Current provision – | | | |
| Federal | **$1,122** | $ 890 | $1,301 |
| State | **134** | 120 | 147 |
| Non-U.S. | **15** | — | — |
| | **1,271** | 1,010 | 1,448 |
| Deferred provision – | | | |
| Federal | **174** | 251 | 113 |
| State | **(2)** | (12) | 19 |
| Non-U.S. | **2** | — | — |
| | **174** | 239 | 132 |
| Income tax provision | **$1,445** | $1,249 | $1,580 |

The difference between the statutory federal income tax rate and the effective tax rate is as follows:

| | 2013 | 2012 | 2011 |
|---|---|---|---|
| Federal statutory rate | **35.0%** | 35.0% | 35.0% |
| State income taxes, net of federal benefit | **2.2** | 2.1 | 2.6 |
| Other | **(0.1)** | (0.1) | (0.8) |
| Effective income tax rate | **37.1%** | 37.0% | 36.8% |

The deferred tax assets and liabilities included in the Consolidated Balance Sheets consist of the following *(In millions)*:

| | 2013 | 2012 |
|---|---|---|
| Deferred tax assets – | | |
| Postretirement benefits | **$ 218** | $ 217 |
| Compensation and benefits | **136** | 182 |
| Insurance | **121** | 157 |
| Accrued rent | **157** | 142 |
| Tax benefits | **159** | 214 |
| Stock compensation | **159** | 189 |
| Inventory | **95** | 96 |
| Other | **96** | 92 |
| Subtotal | **1,141** | 1,289 |
| Less: Valuation allowance | **19** | 19 |
| Total deferred tax assets | **1,122** | 1,270 |
| Deferred tax liabilities – | | |
| Accelerated depreciation | **1,369** | 1,332 |
| Inventory | **491** | 534 |
| Intangible assets | **53** | 28 |
| Equity method investment | **21** | — |
| Other | **4** | 80 |
| Subtotal | **1,938** | 1,974 |
| Net deferred tax liabilities | **$ 816** | $ 704 |

At August 31, 2013, the Company has recorded deferred tax assets of $119 million reflecting the benefit of $212 million in federal and $1.1 billion in state loss carryforwards. These deferred tax assets will expire at various dates from 2014 through 2032.

The Company believes it is more likely than not that the benefit from certain net operating loss carryforwards will not be realized. In recognition of this risk, the Company has recorded a valuation allowance of $19 million on certain deferred tax assets relating to these net operating losses as of August 31, 2013.

Income taxes paid were $1.2 billion for fiscal years 2013 and 2012 and $1.3 billion in fiscal 2011.

ASC Topic 740, Income Taxes, provides guidance regarding the recognition, measurement, presentation and disclosure in the financial statements of tax positions taken or expected to be taken on a tax return, including the decision whether to file in a particular jurisdiction. As of August 31, 2013, approximately $32 million of unrecognized tax benefits were reported as current income tax liabilities, with the balance classified as long-term liabilities on the Consolidated Balance Sheets. The Company's unrecognized tax benefits at August 31, 2012, were all classified as long-term liabilities on the Consolidated Balance Sheets.

The following table provides a reconciliation of the total amounts of unrecognized tax benefits *(In millions)*:

| | 2013 | 2012 | 2011 |
|---|---|---|---|
| Balance at beginning of year | **$197** | $ 94 | $93 |
| Gross increases related to tax positions in a prior period | **18** | 100 | 25 |
| Gross decreases related to tax positions in a prior period | **(32)** | (49) | (68) |
| Gross increases related to tax positions in the current period | **30** | 53 | 54 |
| Settlements with taxing authorities | **(2)** | (1) | (8) |
| Lapse of statute of limitations | **(3)** | — | (2) |
| Balance at end of year | **$208** | $197 | $94 |

At August 31, 2013, 2012 and 2011, $116 million, $118 million and $81 million, respectively, of unrecognized tax benefits would favorably impact the effective tax rate if recognized.

The Company recognizes interest and penalties in the income tax provision in its Consolidated Statements of Comprehensive Income. At August 31, 2013, and August 31, 2012, the Company had accrued interest and penalties of $28 million and $23 million, respectively. For the year ended August 31, 2013, the amount reported in income tax expense related to interest and penalties was $5 million.

The Company files a consolidated U.S. federal income tax return, as well as income tax returns in various states. It is no longer under audit examination for U.S. federal income tax purposes for any years prior to fiscal 2010. With few exceptions, it is no longer subject to state and local income tax examinations by tax authorities for years before fiscal 2006.

It is reasonably possible that the amount of the unrecognized tax benefit with respect to certain unrecognized tax positions will decrease during the next 12 months by up to approximately $32 million. The decrease is expected to occur as a result of settlements with the U.S. federal tax authorities for fiscal years 2008 through 2011 and lapses in the statute of limitations. The change will not have a material effect on the Company's results of operations or financial position.

During the year, the Company received tax holidays from Swiss cantonal income taxes relative to its Swiss operations. The income tax holidays are expected to extend through September 2022. The holidays had an immaterial impact in the current fiscal year.

## 9. Short-Term Borrowings and Long-Term Debt

Short-term borrowings and long-term debt consist of the following at August 31 *(In millions)*:

| | 2013 | 2012 |
|---|---|---|
| Short-Term Borrowings – | | |
| Current maturities of loans assumed through the purchase of land and buildings; various interest rates from 5.000% to 8.750%; various maturities from 2015 to 2035 | **$ 2** | $ 9 |
| 4.875% unsecured notes due 2013 net of unamortized discount and interest rate swap fair market value adjustment (see Note 10) | **—** | 1,305 |
| Unsecured variable rate notes due 2014, net of unamortized discount | **550** | — |
| Other | **18** | 5 |
| Total short-term borrowings | **$ 570** | $1,319 |
| Long-Term Debt – | | |
| 1.000% unsecured notes due 2015, net of unamortized discount | **$ 749** | $ — |
| 1.800% unsecured notes due 2017, net of unamortized discount | **998** | — |
| 5.250% unsecured notes due 2019, net of unamortized discount and interest rate swap fair market value adjustment (see Note 10) | **994** | 1,030 |
| 3.100% unsecured notes due 2022, net of unamortized discount | **1,199** | — |
| 4.400% unsecured notes due 2042, net of unamortized discount | **496** | — |
| Bridge Facility | **—** | 3,000 |
| Loans assumed through the purchase of land and buildings; various interest rates from 5.000% to 8.750%; various maturities from 2015 to 2035 | **43** | 52 |
| | **4,479** | 4,082 |
| Less current maturities | **(2)** | (9) |
| Total long-term debt | **$4,477** | $4,073 |

On July 17, 2008, the Company issued notes totaling $1.3 billion bearing an interest rate of 4.875% paid semiannually in arrears on February 1 and August 1 of each year, beginning on February 1, 2009. The notes matured and were repaid in full on August 1, 2013.

On August 2, 2012, the Company borrowed $3.0 billion of its available $3.5 billion variable rate 364-day bridge term loan obtained in connection with the investment in Alliance Boots. Interest was reset monthly based upon the one-month LIBOR plus a fixed margin, paid on a monthly basis.

On September 13, 2012, the Company repaid in full all amounts borrowed under the bridge term loan with a portion of the net proceeds from a public offering of $4.0 billion of notes with varying maturities and interest rates, the majority of which are fixed rate. The following details each tranche of notes issued on September 13, 2012:

| Notes Issued *(In millions)*: | Maturity Date | Interest Rate | Interest Payment Dates |
|---|---|---|---|
| $ 550 | March 13, 2014 | Variable; three-month U.S. Dollar LIBOR, reset quarterly, plus 50 basis points | March 13, June 13, September 13 and December 13; commencing on December 13, 2012 |
| 750 | March 13, 2015 | Fixed 1.000% | March 13 and September 13; commencing on March 13, 2013 |
| 1,000 | September 15, 2017 | Fixed 1.800% | March 15 and September 15; commencing on March 15, 2013 |
| 1,200 | September 15, 2022 | Fixed 3.100% | March 15 and September 15; commencing on March 15, 2013 |
| 500 | September 15, 2042 | Fixed 4.400% | March 15 and September 15; commencing on March 15, 2013 |
| $4,000 | | | |

The Company may redeem the fixed rate notes at its option, at any time in whole, or from time to time in part, at a redemption price equal to the greater of: (1) 100% of the principal amount of the notes being redeemed; and (2) the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the date of redemption), discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined), plus 12 basis points for the notes due 2015, 20 basis points for the notes due 2017, 22 basis points for the notes due 2022 and 25 basis points for the notes due 2042. If a change of control triggering event occurs, the Company will be required, unless it has exercised its right to redeem the notes, to offer to purchase the notes at a purchase price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, on the notes repurchased to the date of repurchase. The notes are unsecured senior debt obligations and rank equally with all other unsecured and unsubordinated indebtedness of the Company. Total issuance costs relating to the notes, including underwriting discounts and fees, were $26 million. The fair value of the notes as of August 31, 2013, was $3.9 billion. Fair value for these notes was determined based upon quoted market prices.

On January 13, 2009, the Company issued notes totaling $1.0 billion bearing an interest rate of 5.250% paid semiannually in arrears on January 15 and July 15 of each year, beginning on July 15, 2009. The notes will mature on January 15, 2019. The Company may redeem the notes, at any time in whole or from time to time in part, at its option at a redemption price equal to the greater of: (1) 100% of the principal amount of the notes to be redeemed; or (2) the sum of the present values of the remaining scheduled payments of principal and interest, discounted to the date of redemption on a semiannual basis at the Treasury Rate, plus 45 basis points, plus accrued interest on the notes to be redeemed to, but excluding, the date of redemption. If a change of control triggering event occurs, unless the Company has exercised its option to redeem the notes, it will be required to offer to repurchase the notes at a purchase price equal to 101% of the principal amount of the notes plus accrued and unpaid interest to the date of redemption. The notes are unsecured senior debt obligations and rank equally with all other unsecured senior indebtedness of the Company. The notes are not convertible or exchangeable. Total issuance costs relating to this offering were $8 million, primarily in underwriting fees. The fair value of the notes as of August 31, 2013 and 2012, was $1.1 billion and $1.2 billion, respectively. Fair value for these notes was determined based upon quoted market prices.

The Company has had no activity or outstanding balances in its commercial paper program since fiscal 2009. In connection with the commercial paper program, the Company maintains two unsecured backup syndicated lines of credit that total $1.35 billion. The first $500 million facility expires on July 20, 2015, and allows for the issuance of up to $250 million in letters of credit. The second $850 million facility expires on July 23, 2017, and allows for the issuance of up to $200 million in letters of credit. The issuance of letters of credit under either of these facilities reduces available borrowings. The Company's ability to access these facilities is subject to compliance with the terms and conditions of the credit facilities, including financial covenants. The covenants require the Company to maintain certain financial ratios related to minimum net worth and priority debt, along with limitations on the sale of assets and purchases of investments. At August 31, 2013, the Company was in compliance with all such covenants. The Company pays a facility fee to the financing banks to keep these lines of credit active. At August 31, 2013, there were no letters of credit issued against these credit facilities and the Company does not anticipate any future letters of credit to be issued against these facilities.

## 10. Financial Instruments

The Company uses derivative instruments to manage its interest rate exposure associated with some of its fixed-rate borrowings. The Company does not use derivative instruments for trading or speculative purposes. All derivative instruments are recognized in the Consolidated Balance Sheets at fair value. The Company designates interest rate swaps as fair value hedges of fixed-rate borrowings. For derivatives designated as fair value hedges, the change in the fair value of both the derivative instrument and the hedged item are recognized in earnings in the current period. At the inception of a hedge transaction, the Company formally documents the hedge relationship and the risk management objective for undertaking the hedge. In addition, it assesses both at inception of the hedge and on an ongoing basis whether the derivative in the hedging transaction has been highly effective in offsetting changes in fair value of the hedged item and whether the derivative is expected to continue to be highly effective. The impact of any ineffectiveness is recognized currently in earnings.

Counterparties to derivative financial instruments expose the Company to credit-related losses in the event of nonperformance, but the Company regularly monitors the creditworthiness of each counterparty.

**Cash Flow Hedges**

In fiscal 2012, the Company entered into three forward starting interest rate swap transactions locking in the then current interest rate on $1.0 billion of its anticipated debt issuance in connection with the Alliance Boots investment. The swaps were terminated when the hedged debt was issued in September 2012. The swap transactions were designated as cash flow hedges. The Company recorded an immaterial gain upon termination of the swaps.

**Fair Value Hedges**

For derivative instruments that are designated and qualify as fair value hedges, the gain or loss on the derivative, as well as the offsetting gain or loss on the hedged item attributable to the hedged risk, are recognized in interest expense on the Consolidated Statements of Comprehensive Income. Fair value changes in derivatives that are designated and qualify as cash flow hedges are recorded in other comprehensive income, with any ineffectiveness recorded in interest expense.

In May 2011, the Company entered into interest rate swaps with two counterparties converting $250 million of its $1.0 billion 5.250% fixed rate notes to a floating interest rate based on the six-month LIBOR in arrears plus a constant spread. In March 2012, the Company entered into interest rate swaps with the same two counterparties converting an additional $250 million of its 5.250% fixed-rate notes to a floating interest rate based on the one-month LIBOR in arrears plus a constant spread. In June and July 2013, the Company converted the remaining $500 million 5.250% fixed-rate notes to variable rate through two $250 million interest rate swaps, each with a single counterparty. The variable rates for each of the swaps are based on the six-month LIBOR in arrears plus a constant credit spread. All swap termination dates coincide with the notes maturity date, January 15, 2019.

In January 2010, the Company entered into six-month LIBOR in arrears swaps with two counterparties for all of its $1.3 billion 4.875% fixed-rate debt. These swaps terminated on August 1, 2013, in conjunction with the notes maturity date.

The notional amounts of derivative instruments outstanding at August 31, 2013 and 2012, were as follows *(In millions)*:

| | 2013 | 2012 |
|---|---|---|
| Derivatives designated as hedges: | | |
| Interest rate swaps | **$1,000** | $1,800 |
| Forward interest rate swaps | **—** | 1,000 |

The changes in fair value of the notes attributable to the hedged risk are included in long-term debt on the Consolidated Balance Sheets (see Note 9) and amortized through maturity. At August 31, 2013, the Company had a net unamortized asset fair value change of $3 million compared to a $40 million liability at August 31, 2012. Changes in fair value of the cash flow hedges are included in other comprehensive income, with any ineffectiveness recorded directly to interest expense. Upon termination of the cash flow hedges, cumulative changes included in other comprehensive income will be amortized with the debt's cash flow. No material fair value changes or ineffectiveness was recorded through other comprehensive income in fiscal 2013.

The fair value and balance sheet presentation of derivative instruments at August 31, 2013, were as follows *(In millions)*:

| | Location in Consolidated Balance Sheets | 2013 | 2012 |
|---|---|---|---|
| Asset derivatives designated as hedges: | | | |
| Interest rate swaps | Other current assets | **$ —** | $ 24 |
| Forward interest rate swaps | Other non-current assets | **—** | — |
| Interest rate swaps | Other non-current assets | **1** | 39 |

Gains and losses relating to the ineffectiveness of the Company's derivative instruments are recorded in interest expense on the Consolidated Statements of Comprehensive Income. The Company recorded a $4 million loss in fiscal 2013 and a $2 million gain in fiscal 2012 due to ineffectiveness.

**Warrants**

The Company, Alliance Boots and AmerisourceBergen Corporation entered into a Framework Agreement dated as of March 18, 2013, pursuant to which (1) Walgreens and Alliance Boots together were granted the right to purchase a minority equity position in AmerisourceBergen, beginning with the right, but not the obligation, to purchase up to 19,859,795 shares of AmerisourceBergen common stock (approximately 7 percent of the then fully diluted equity of AmerisourceBergen, assuming the exercise in full of the warrants described below) in open market transactions; (2) the Company and Alliance Boots were each issued (a) a warrant to purchase up to 11,348,456 shares of AmerisourceBergen common stock at an exercise price of $51.50 per share exercisable during a six-month period beginning in March 2016, and (b) a warrant to purchase up to 11,348,456 shares of AmerisourceBergen common stock at an exercise price of $52.50 per share exercisable during a six-month period beginning in March 2017. The parties and affiliated entities also entered into certain related agreements governing relations between and among the parties thereto, including the Shareholders Agreement, the Transaction Rights Agreement and the Limited Liability Company Agreement of WAB Holdings LLC, a newly formed limited liability company jointly owned by the Company and Alliance Boots for the purpose of acquiring and holding AmerisourceBergen common stock, described in the Company's Current Report on Form 8-K filed on March 20, 2013.

The Company reports its warrants at fair value. See Note 11 for additional fair value measurement disclosures. The fair value and balance sheet presentation of derivative instruments not designated as hedges at August 31, 2013, was as follows *(In millions)*:

| | Location in Consolidated Balance Sheets | August 31, 2013 |
|---|---|---|
| Asset derivatives designated as hedges: | | |
| Warrants | Other non-current assets | **$188** |

## 11. Fair Value Measurements

The Company measures certain assets and liabilities in accordance with ASC Topic 820, Fair Value Measurements and Disclosures. ASC Topic 820 defines fair value as the price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. In addition, it establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels:

Level 1 – Quoted prices in active markets that are accessible at the measurement date for identical assets and liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2 – Observable inputs other than quoted prices in active markets.

Level 3 – Unobservable inputs for which there is little or no market data available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

Assets and liabilities measured at fair value on a recurring basis were as follows *(In millions)*:

| | **August 31, 2013** | **Level 1** | **Level 2** | **Level 3** |
|---|---|---|---|---|
| Assets: | | | | |
| Money market funds | **$1,636** | **$1,636** | **$ —** | **$ —** |
| Interest rate swaps *(1)* | **1** | **—** | **1** | **—** |
| Investment in AmerisourceBergen *(2)* | **225** | **225** | **—** | **—** |
| Warrants *(3)* | **188** | **—** | **188** | **—** |
| Forward interest rate swaps | **—** | **—** | **—** | **—** |
| | August 31, 2012 | Level 1 | Level 2 | Level 3 |
| Assets: | | | | |
| Money market funds | $ 820 | $ 820 | $ — | $ — |
| Interest rate swaps *(1)* | 63 | — | 63 | — |
| Forward interest rate swaps | — | — | — | — |

*(1) Interest rate swaps are valued using the six-month and one-month LIBOR in arrears rates. See Note 10 for additional disclosure regarding financial instruments.*

*(2) The investment in AmerisourceBergen Corporation is valued using the closing stock price of AmerisourceBergen as of August 31, 2013. See Note 6 for additional disclosures on available-for-sale investments.*

*(3) Warrants were valued using a Monte Carlo simulation. Key assumptions used in the valuation include risk-free interest rates using constant maturity treasury rates; the dividend yield for AmerisourceBergen's common stock; AmerisourceBergen's common stock price at valuation date; AmerisourceBergen's equity volatility; the number of shares of AmerisourceBergen's common stock outstanding; the number of AmerisourceBergen employee stock options and the exercise price; and the details specific to the warrants.*

Assets measured at fair value on a nonrecurring basis were as follows *(In millions)*:

| | **August 31, 2013** | **Level 1** | **Level 2** | **Level 3** |
|---|---|---|---|---|
| Assets: | | | | |
| Alliance Boots call option | **$ 839** | **—** | **—** | **$839** |

The call option was valued using a Monte Carlo simulation using assumptions surrounding Walgreens equity value as well as the potential impacts of certain provisions of the Purchase and Option Agreement dated June 18, 2012, by and among the Company, Alliance Boots and AB Acquisitions Holdings Limited.

The Company reports its debt instruments under the guidance of ASC Topic 825, Financial Instruments, which requires disclosure of the fair value of the Company's debt in the footnotes to the consolidated financial statements. See Note 9 for further details.

## 12. Commitments and Contingencies

The Company is involved in legal proceedings and is subject to investigations, inspections, audits, inquiries and similar actions by governmental authorities, arising in the normal course of the Company's business, including the matters described below. Litigation, in general, and securities and class action litigation, in particular, can be expensive and disruptive. Some of these suits may purport or may be determined to be class actions and/or involve parties seeking large and/or indeterminate amounts, including punitive or exemplary damages, and may remain unresolved for several years. From time to time, the Company is also involved in legal proceedings as a plaintiff involving antitrust, tax, contract, intellectual property and other matters. Gain contingencies, if any, are recognized when they are realized. The results of legal proceedings are often uncertain and difficult to predict, and the costs incurred in litigation can be substantial, regardless of the outcome. The Company believes that its defenses and assertions in pending legal proceedings have merit, and does not believe that any of these pending matters, after consideration of applicable reserves and rights to indemnification, will have a material adverse effect on the Company's consolidated financial position. However, substantial unanticipated verdicts, fines and rulings do sometimes occur. As a result, the Company could from time to time incur judgments, enter into settlements or revise expectations regarding the outcome of certain matters, and such developments could have a material adverse effect on its results of operations in the period in which the amounts are accrued and/or its cash flows in the period in which the amounts are paid.

On a quarterly basis, the Company assesses its liabilities and contingencies for outstanding legal proceedings and reserves are established on a case-by-case basis for those legal claims for which management concludes that it is probable that a loss will be incurred and that the amount of such loss can be reasonably estimated. Substantially all of these contingencies are subject to significant uncertainties and, therefore, determining the likelihood of a loss and/or the measurement of any loss can be complex. With respect to litigation and other legal proceedings where the Company has determined that a loss is reasonably possible, the Company is unable to estimate the amount or range of reasonably possible loss in excess of amounts reserved due to the inherent difficulty of predicting the outcome of and uncertainties regarding such litigation and legal proceedings. The Company's assessments are based on estimates and assumptions that have been deemed reasonable by management, but that may prove to be incomplete or inaccurate, and unanticipated events and circumstances may occur that might cause the Company to change those estimates and assumptions. Therefore, it is possible that an unfavorable resolution of one or more pending litigation or other contingencies could have a material adverse effect on the Company's consolidated financial statements in a future fiscal period. Management's assessment of current litigation and other legal proceedings, including the corresponding accruals, could change because of the discovery of facts with respect to legal actions or other proceedings pending against the Company which are not presently known. Adverse rulings or determinations by judges, juries, governmental authorities or other parties could also result in changes to management's assessment of current liabilities and contingencies. Accordingly, the ultimate costs of resolving these claims may be substantially higher or lower than the amounts reserved.

On April 4, 2012, the United States Drug Enforcement Administration (DEA) served administrative inspection warrants on six Walgreen retail pharmacies in Florida and removed certain controlled substance prescription records and other related documents. DEA also served an inspection warrant and an administrative subpoena for records on the Walgreens distribution center in Jupiter, Florida. DEA issued a separate administrative subpoena for records from the Walgreens facility in Orlando, Florida, on August 8, 2012. On September 14, 2012, DEA served an Order to Show Cause and Immediate Suspension Order (ISO) on the Jupiter distribution center and placed under seal the controlled substance inventory at that facility. Walgreens timely requested a hearing to demonstrate why DEA should not permanently revoke the controlled substance registration from the Jupiter distribution center. On October 10, 2012, Walgreens filed a petition in the U.S. Court of Appeals for the District of Columbia challenging DEA's authority to issue the ISO.

On June 11, 2013, the Company entered into a Settlement and Memorandum of Agreement with the United States Department of Justice and the DEA that settles and resolves all administrative and civil matters arising out of DEA's concerns relating to the Company's distribution and dispensing of controlled substances. Under the terms of the agreement, the Company paid an $80 million settlement amount, surrendered its DEA registrations for the six pharmacies in Florida until May 26, 2014, and for its Jupiter distribution center until Sept. 13, 2014, and agreed to implement certain remedial actions. In addition, the Company dismissed with prejudice its petition with the United States Court of Appeals for the District of Columbia Circuit.

On July 31, 2013 and August 13, 2013, putative shareholders filed derivative actions in federal court in the Northern District of Illinois against the Walgreens Board of Directors arising out of the Company's recent settlement with the United States Drug Enforcement Administration described above. The actions assert claims for breach of fiduciary duty on the grounds that the directors allegedly should have prevented the events that led to the settlement. The plaintiffs filed an amended consolidated complaint on October 4, 2013, pursuant to which they seek damages and other relief on behalf of the Company. In accordance with the schedule set by the court, the defendants' motion to dismiss is due on December 3, 2013.

SEC regulations require disclosure of certain environmental matters when a governmental authority is a party to the proceedings and the proceedings involve potential monetary sanctions that management reasonably believes could exceed $100,000. On July 2, 2012, a number of California District Attorneys served the Company with a civil complaint filed in the Alameda County Superior Court alleging certain violations of the state's hazardous waste regulations related to the proper disposal of various materials from the Company's retail stores and seeking injunctive relief, civil penalties and certain fees and expenses. The California District Attorneys filed an amended complaint on July 12, 2012, and a motion for preliminary injunction on August 6, 2012. On December 13, 2012, the Alameda County Superior Court approved a settlement between the Company and the State of California. The settlement requires the Company to pay penalties and costs and fund supplemental environmental projects in the total amount of approximately $17 million, which was paid during fiscal 2013 and includes certain injunctive relief.

## 13. Capital Stock

The Company's long-term capital policy is to maintain a strong balance sheet and financial flexibility; reinvest in its core strategies; invest in strategic opportunities that reinforce its core strategies and meet return requirements; and return surplus cash flow to shareholders in the form of dividends and share repurchases over the long term. In connection with the Company's capital policy, the Board of Directors authorized a share repurchase program (2009 repurchase program) and set a long-term dividend payout ratio target between 30 and 35 percent of net income. The 2009 repurchase program, which was completed in September 2010, allowed for the repurchase of up to $2.0 billion of the Company's common stock. On October 13, 2010, the Board of Directors authorized the 2011 repurchase program, which was completed in July 2011, which allowed for the repurchase of up to $1.0 billion of the Company's common stock. On July 13, 2011, the Board of Directors authorized the 2012 repurchase program, which allows for the repurchase of up to $2.0 billion of the Company's common stock prior to its expiration on December 31, 2015. Activity related to these programs was as follows *(In millions)*:

| Fiscal Year Ended | **2013** | 2012 | 2011 |
|---|---|---|---|
| 2009 stock repurchase program | **$ —** | $ — | $ 360 |
| 2011 stock repurchase program | **—** | — | 1,000 |
| 2012 stock repurchase program | **—** | 1,151 | 424 |
| | **$ —** | $1,151 | $1,784 |

The Company determines the timing and amount of repurchases from time to time based on its assessment of various factors including prevailing market conditions, alternate uses of capital, liquidity, the economic environment and other factors. The Company anticipates that the pace of any future share repurchase activity will continue to be significantly curtailed from the levels achieved in fiscal 2012 and 2011 due to the debt levels incurred for the investment in Alliance Boots. The timing and amount of these purchases may change at any time and from time to time. The Company has and may from time to time in the future repurchase shares on the open market through Rule 10b5-1 plans, which enable a company to repurchase shares at times when it otherwise might be precluded from doing so under insider trading laws.

In addition, the Company continued to repurchase shares to support the needs of the employee stock plans. Shares totaling $615 million were purchased to support the needs of the employee stock plans during fiscal 2013 as compared to $40 million in fiscal 2012. At August 31, 2013, 56.5 million shares of common stock were reserved for future issuances under the Company's various employee benefit plans.

## 14. Stock Compensation Plans

On January 9, 2013, the 2013 Walgreen Co. Omnibus Incentive Plan (the "Omnibus Plan") became effective and the Company first made award grants under the Omnibus Plan in fiscal 2013. The Omnibus Plan provides for incentive compensation to Walgreens non-employee directors, officers and employees, and consolidates into a single plan several previously existing equity compensation plans: the Executive Stock Option Plan, the Long-Term Performance Incentive Plan, the Broad Based Employee Stock Option Plan, and the Nonemployee Director Stock Plan (collectively, the "Former Plans"). As of the effective date of the Omnibus Plan, no further grants may be made under the Former Plans and shares that were available for issuance under the Former Plans and not subject to outstanding awards became available for issuance (in addition to newly authorized shares) under the Omnibus Plan.

Upon shareholder approval of the Omnibus Plan at the Company's Annual Meeting of Shareholders on January 9, 2013, a total of 60.4 million shares became available for delivery under the Omnibus Plan including: (i) 40.0 million newly authorized shares; (ii) 9.3 million shares previously available for issuance under the former Executive Stock Option Plan; (iii) 3.2 million shares previously available for issuance under the former Long-Term Performance Incentive Plan, and (iv) 7.9 million shares previously available for issuance under the former Broad Based Employee Stock Option Plan. In addition, in accordance with the Omnibus Plan, shares that are subject to outstanding awards under the Former Plans and the Share Walgreens Stock Purchase Plan (Share Walgreens) that subsequently are cancelled, forfeited, lapsed or are otherwise terminated or settled without a distribution of shares also become available for awards under the Omnibus Plan.

A summary of the stock options authorized and available for future grants under the Omnibus Plan and Former Plans follows:

| | |
|---|---|
| Authorized shares at August 31, 2012 | — |
| Shares available for grants at August 31, 2012 | — |
| Newly authorized options | 40,000,000 |
| Shares transferred from Former Plans | 20,426,181 |
| Granted | (5,642,763) |
| Cancellation and forfeitures | 104,087 |
| Plan termination | 1,566,994 |
| Available for future grants at August 31, 2013 | 56,454,499 |

A summary of the Company's stock options outstanding under the Omnibus Plan and Former Plans follows:

| Options | Shares | Weighted-Average Exercise Price | Weighted-Average Remaining Contractual Term *(Years)* | Aggregate Intrinsic Value *(In millions)* |
|---|---|---|---|---|
| Outstanding at August 31, 2012 | 50,035,969 | $34.18 | 5.60 | $175 |
| Granted | **8,629,392** | **35.86** | | |
| Exercised | **(14,281,816)** | **33.07** | | |
| Expired/Forfeited | **(3,167,372)** | **37.13** | | |
| Outstanding at August 31, 2013 | **41,216,173** | **$34.69** | **6.14** | **$548** |
| Unvested at August 31, 2013 | **21,174,374** | **$33.32** | **8.01** | **$312** |
| Exercisable at August 31, 2013 | **19,288,591** | **$36.40** | **4.04** | **$228** |

The fair value of each option grant was determined using the Black-Scholes option pricing model with the following weighted-average assumptions used in fiscal 2013, 2012 and 2011:

| | **2013** | 2012 | 2011 |
|---|---|---|---|
| Risk-free interest rate *(1)* | **1.15%** | 1.73% | 2.12% |
| Average life of option (years) *(2)* | **7.0** | 7.9 | 7.2 |
| Volatility *(3)* | **24.94%** | 27.02% | 28.08% |
| Dividend yield *(4)* | **2.44%** | 2.90% | 1.94% |
| Weighted-average grant-date fair value | **$6.75** | $8.08 | $8.12 |

*(1) Represents the U.S. Treasury security rates for the expected term of the option.*

*(2) Represents the period of time that options granted are expected to be outstanding. The Company analyzed separate groups of employees with similar exercise behavior to determine the expected term.*

*(3) Volatility was based on historical and implied volatility of the Company's common stock.*

*(4) Represents the Company's cash dividend for the expected term.*

The intrinsic value for options exercised in fiscal 2013, 2012 and 2011 was $159 million, $22 million and $33 million, respectively. The total fair value of options vested in fiscal 2013, 2012 and 2011 was $51 million, $125 million and $58 million, respectively.

Cash received from the exercise of options in fiscal 2013 was $471 million compared to $89 million in the prior year. The related tax benefit realized was $60 million in fiscal 2013 compared to $8 million in the prior year.

The Walgreen Co. 1982 Employees Stock Purchase Plan permits eligible employees to purchase common stock at 90% of the fair market value at the date of purchase. Employees may make purchases by cash, loans or payroll deductions up to certain limits. The aggregate number of shares that may be purchased under this Plan is 94 million. At August 31, 2013, 14.4 million shares were available for future purchase.

Restricted Performance Shares issued under the Omnibus and Former Plans offer performance-based incentive awards and equity-based awards to key employees. Restricted Stock Units are also equity-based awards with performance requirements that are granted to middle managers and key employees. The Restricted Performance Shares and Restricted Stock Unit awards are both subject to restrictions as to continuous employment except in the case of death, normal retirement or total and permanent disability. In accordance with ASC Topic 718, Compensation – Stock Compensation, compensation expense is recognized on a straight-line basis over the employee's vesting period or to the employee's retirement eligible date, if earlier.

A summary of information relative to the Company's restricted stock units follows:

| Outstanding Shares | Shares | Weighted-Average Grant-Date Fair Value |
|---|---|---|
| Outstanding at August 31, 2012 | 1,810,551 | $34.04 |
| Granted | **2,600,429** | **44.07** |
| Dividends | **88,921** | **—** |
| Forfeited | **(228,406)** | **37.90** |
| Vested | **(773,657)** | **28.68** |
| Outstanding at August 31, 2013 | **3,497,838** | **$41.57** |

A summary of information relative to the Company's performance shares follows:

| Outstanding Shares | Shares | Weighted-Average Grant-Date Fair Value |
|---|---|---|
| Outstanding at August 31, 2012 | 1,980,027 | $32.57 |
| Granted | **998,020** | **35.66** |
| Forfeited | **(170,415)** | **34.64** |
| Vested | **(590,022)** | **35.63** |
| Outstanding at August 31, 2013 | **2,217,610** | **$32.99** |

The Company also issues shares to nonemployee directors. Each director receives an equity grant of shares every year on November 1. The number of shares granted is determined by dividing $170,000 by the price of a share of common stock on November 1. Each nonemployee director may elect to receive this annual share grant in the form of shares or deferred stock units. In fiscal 2013, each nonemployee director received a grant of 4,789 shares compared to 4,788 shares and 4,552 shares in fiscal 2012 and 2011, respectively. New directors in any of the fiscal years earned a prorated amount. Payment of the annual retainer is paid in the form of cash, which may be deferred.

A summary of total stock-based compensation expense follows *(In millions)*:

| | **2013** | 2012 | 2011 |
|---|---|---|---|
| Stock options | **$ 51** | $62 | $ 85 |
| Restricted stock units | **33** | 24 | 20 |
| Performance share plans | **15** | 7 | 25 |
| Share Walgreens | **5** | 6 | 5 |
| | **$104** | $99 | $135 |

## 15. Retirement Benefits

The principal retirement plan for employees is the Walgreen Profit-Sharing Retirement Trust, to which both the Company and participating employees contribute. The Company's contribution, which has historically related to FIFO earnings before interest and taxes and a portion of which is in the form of a guaranteed match, is determined annually at the discretion of the Board of Directors. The profit-sharing provision was $342 million in fiscal 2013, $283 million in fiscal 2012 and $382 million in fiscal 2011. The Company's contributions were $262 million in fiscal 2013, $372 million in fiscal 2012 and $322 million in fiscal 2011.

The Company provides certain health insurance benefits for retired employees who meet eligibility requirements, including age, years of service and date of hire. The costs of these benefits are accrued over the service life of the employee. In fiscal 2012, the Company amended its prescription drug program for certain Medicare-eligible retirees to a group-based Company-sponsored Medicare Part D program, or employer group waiver program, effective January 1, 2013. The Company's postretirement health benefit plan is not funded.

Components of net periodic benefit costs *(In millions)*:

| | 2013 | 2012 | 2011 |
|---|---|---|---|
| Service cost | **$ 9** | $ 13 | $15 |
| Interest cost | **14** | 22 | 22 |
| Amortization of actuarial loss | **12** | 8 | 14 |
| Amortization of prior service cost | **(22)** | (10) | (10) |
| Total postretirement benefit cost | **$ 13** | $ 33 | $41 |

Change in benefit obligation *(In millions)*:

| | 2013 | 2012 |
|---|---|---|
| Benefit obligation at September 1 | **$ 342** | $407 |
| Service cost | **9** | 13 |
| Interest cost | **14** | 22 |
| Amendments | **—** | (139) |
| Actuarial (gain) loss | **(1)** | 52 |
| Benefit payments | **(20)** | (18) |
| Participants' contributions | **6** | 5 |
| Benefit obligation at August 31 | **$ 350** | $342 |

Change in plan assets *(In millions)*:

| | 2013 | 2012 |
|---|---|---|
| Plan assets at fair value at September 1 | **$ —** | $ — |
| Participants' contributions | **6** | 5 |
| Employer contributions | **14** | 13 |
| Benefits paid | **(20)** | (18) |
| Plan assets at fair value at August 31 | **$ —** | $ — |

Funded status *(In millions)*:

| | 2013 | 2012 |
|---|---|---|
| Funded status | **$(350)** | $(342) |
| Unrecognized actuarial gain | **—** | — |
| Unrecognized prior service cost | **—** | — |
| Accrued benefit cost at August 31 | **$(350)** | $(342) |

Amounts recognized in the Consolidated Balance Sheets *(In millions)*:

| | 2013 | 2012 |
|---|---|---|
| Current liabilities (present value of expected 2014 net benefit payments) | **$ (10)** | $ (10) |
| Non-current liabilities | **(340)** | (332) |
| Net liability recognized at August 31 | **$(350)** | $(342) |

Amounts recognized in accumulated other comprehensive (income) loss *(In millions)*:

| | 2013 | 2012 |
|---|---|---|
| Prior service credit | **$(228)** | $(250) |
| Net actuarial loss | **148** | 161 |

Amounts expected to be recognized as components of net periodic costs for fiscal year 2014 *(In millions)*:

| | 2014 |
|---|---|
| Prior service credit | $(22) |
| Net actuarial loss | 11 |

The measurement date used to determine postretirement benefits is August 31.

The discount rate assumption used to compute the postretirement benefit obligation at year-end was 5.20% for 2013 and 4.15% for 2012. The discount rate assumption used to determine net periodic benefit cost was 4.15%, 5.40% and 4.95% for fiscal years ending 2013, 2012 and 2011, respectively. The consumer price index assumption used to compute the postretirement benefit obligation was 2.00% for 2013 and 2012.

Future benefit costs were estimated assuming medical costs would increase at a 7.00% annual rate, gradually decreasing to 5.25% over the next nine years and then remaining at a 5.25% annual growth rate thereafter. A one percentage point change in the assumed medical cost trend rate would have the following effects *(In millions)*:

| | 1% Increase | 1% Decrease |
|---|---|---|
| Effect on service and interest cost | $(1) | $ 1 |
| Effect on postretirement obligation | (1) | 5 |

Estimated future federal subsidies are immaterial for all periods presented. Future benefit payments are as follows *(In millions)*:

| | Estimated Future Benefit Payments |
|---|---|
| 2014 | $ 10 |
| 2015 | 12 |
| 2016 | 13 |
| 2017 | 15 |
| 2018 | 17 |
| 2019–2023 | 111 |

## 16. Supplementary Financial Information

Significant non-cash transactions in fiscal 2013 include $77 million related to the initial valuation of the AmerisourceBergen warrants. Significant non-cash transactions in fiscal 2012 include $2,981 million in stock issuance relating to the investment in Alliance Boots, and a $53 million decrease in the retiree medical liability. Significant non-cash transactions in fiscal 2011 include $116 million in accrued liabilities related to the purchase of property and equipment, and a $62 million increase in the retiree medical benefit liability.

Included in the Consolidated Balance Sheets captions are the following assets and liabilities *(In millions)*:

| | 2013 | 2012 |
|---|---|---|
| Accounts receivable – | | |
| Accounts receivable | **$2,786** | $2,266 |
| Allowance for doubtful accounts (see Note 1) | **(154)** | (99) |
| | **$2,632** | $2,167 |
| Other non-current assets – | | |
| Intangible assets, net (see Note 7) | **$1,307** | $1,286 |
| Other | **652** | 211 |
| | **$1,959** | $1,497 |
| Accrued expenses and other liabilities – | | |
| Accrued salaries | **$ 928** | $ 772 |
| Taxes other than income taxes | **420** | 454 |
| Insurance | **285** | 268 |
| Profit sharing | **239** | 166 |
| Other | **1,705** | 1,359 |
| | **$3,577** | $3,019 |
| Other non-current liabilities – | | |
| Postretirement healthcare benefits | **$ 340** | $ 332 |
| Accrued rent | **382** | 347 |
| Insurance | **403** | 408 |
| Other | **942** | 799 |
| | **$2,067** | $1,886 |

## Summary of Quarterly Results *(Unaudited)*

| *(In millions, except per share amounts)* | | Quarter Ended November | February | May | August | Fiscal Year |
|---|---|---|---|---|---|---|
| **Fiscal 2013** | Net Sales | **$17,316** | **$18,647** | **$18,313** | **$17,941** | **$72,217** |
| | Gross Profit | **5,099** | **5,607** | **5,222** | **5,191** | **21,119** |
| | Net Earnings | **413** | **756** | **624** | **657** | **2,450** |
| | Per Common Share – Basic | **$ .44** | **$ .80** | **$ .66** | **$ .69** | **$ 2.59** |
| | – Diluted | **.43** | **.79** | **.65** | **.69** | **2.56** |
| | Cash Dividends Declared Per Common Share | **$ .275** | **$ .275** | **$ .275** | **$ .315** | **$ 1.14** |
| **Fiscal 2012** | Net Sales | $18,157 | $18,651 | $17,752 | $17,073 | $71,633 |
| | Gross Profit | 5,104 | 5,389 | 5,014 | 4,835 | 20,342 |
| | Net Earnings | 554 | 683 | 537 | 353 | 2,127 |
| | Per Common Share – Basic | $ .63 | $ .79 | $ .63 | $ .40 | $ 2.43 |
| | – Diluted | .63 | .78 | .62 | .39 | 2.42 |
| | Cash Dividends Declared Per Common Share | $ .225 | $ .225 | $ .225 | $ .275 | $ .950 |

## Common Stock Prices *(Unaudited)*

*Below is the Consolidated Transaction Reporting System high and low sales price for each quarter of fiscal 2013 and 2012.*

| | | Quarter Ended November | February | May | August | Fiscal Year |
|---|---|---|---|---|---|---|
| **Fiscal 2013** | High | **$36.95** | **$41.95** | **$50.77** | **$51.26** | **$51.26** |
| | Low | **32.16** | **34.27** | **39.96** | **44.12** | **32.16** |
| **Fiscal 2012** | High | $36.27 | $34.60 | $35.41 | $36.08 | $36.27 |
| | Low | 30.10 | 31.95 | 30.28 | 28.77 | 28.77 |

## Comparison of Five-Year Cumulative Total Return *(Unaudited)*

*The following graph compares the five-year cumulative total return of the Company's common stock with the S&P 500 Index and the Value Line Pharmacy Services Industry Index. The graph assumes a $100 investment made August 31, 2008, and the reinvestment of all dividends. The historical performance of the Company's common stock is not necessarily indicative of future stock performance.*


200
150
100
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8/08
8/09
8/10
8/11
8/12
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Walgreen Co.
S&P 500 Index
Value Line Pharmacy Services Industry Index

| | Value of Investment at August 31, 2008 | 2009 | 2010 | 2011 | 2012 | **2013** |
|---|---|---|---|---|---|---|
| Walgreen Co. | $100.00 | $ 94.64 | $76.43 | $102.05 | $106.58 | **$147.14** |
| S&P 500 Index | 100.00 | 79.56 | 81.80 | 95.02 | 109.65 | **127.29** |
| Value Line Pharmacy Services Industry Index | 100.00 | 101.74 | 81.94 | 99.75 | 117.55 | **179.98** |

*This performance graph and accompanying disclosure is not soliciting material, is not deemed filed with the SEC, and is not incorporated by reference in any of the Company's filings under the Securities Act or the Exchange Act, irrespective of the timing of and any general incorporation language in such filing.*

# Reconciliation of Non-GAAP Financial Measures

The supplemental information in the tables below is provided to reconcile certain financial disclosures in this Annual Report.

*(Dollars in millions, except per share amounts)*

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|
| Net cash provided by operating activities | **$ 4,301** | | | | | |
| Additions to property and equipment | **(1,212)** | | | | | |
| Free cash flow (Non-GAAP) | **$ 3,089** | | | | | |
| Net Earnings – as reported | **$ 2,450** | $ 2,127 | $ 2,714 | $ 2,091 | $ 2,006 | |
| LIFO provision | **151** | 195 | 131 | 87 | 109 | |
| Acquisition-related amortization | **241** | 161 | 138 | 116 | 94 | |
| Acquisition-related costs | **60** | 82 | — | — | — | |
| Alliance Boots related tax | **124** | — | — | — | — | |
| DEA settlement costs | **47** | — | — | — | — | |
| Hurricane Sandy costs | **24** | — | — | — | — | |
| Distributor transition costs | **8** | — | — | — | — | |
| Medicare Part D | **—** | — | — | 43 | — | |
| Increase in fair market value of warrants | **(110)** | — | — | — | — | |
| Gain on sale of Walgreens Health Initiatives, Inc. | **(13)** | — | (273) | — | — | |
| Net Earnings – as adjusted (Non-GAAP) | **$ 2,982** | $ 2,565 | $ 2,710 | $ 2,337 | $ 2,209 | |
| Net Earnings – as adjusted growth (Non-GAAP) | **16.3%** | | | | | |
| Net Earnings per Common Share (diluted) – as reported | **$ 2.56** | $ 2.42 | | | | |
| LIFO provision | **0.16** | 0.22 | | | | |
| Acquisition-related amortization | **0.25** | 0.18 | | | | |
| Acquisition-related costs | **0.06** | 0.09 | | | | |
| Alliance Boots related tax | **0.13** | — | | | | |
| DEA settlement costs | **0.05** | — | | | | |
| Hurricane Sandy costs | **0.03** | — | | | | |
| Distributor transition costs | **0.01** | — | | | | |
| Alliance Boots share issuance effect | **—** | 0.02 | | | | |
| Increase in fair market value of warrants | **(0.12)** | — | | | | |
| Gain on sale of Walgreens Health Initiatives, Inc. | **(0.01)** | — | | | | |
| Net Earnings per Common Share (diluted) – as adjusted (Non-GAAP) | **$ 3.12** | $ 2.93 | | | | |
| Net Earnings per Common Share (diluted) – as adjusted growth (Non-GAAP) | **6.5%** | | | | | |
| Selling, general and administrative expenses – as reported | **$17,543** | $16,878 | $16,561 | $15,518 | $14,366 | $13,202 |
| Acquisition-related amortization | **(289)** | (255) | (219) | (182) | (148) | (107) |
| Acquisition-related costs | **(96)** | (69) | — | — | — | — |
| DEA settlement costs | **(28)** | — | — | — | — | — |
| Hurricane Sandy costs | **(39)** | — | — | — | — | — |
| Distributor transition costs | **(13)** | — | — | — | — | — |
| Selling, general and administrative expenses – as adjusted (Non-GAAP) | **$17,078** | $16,554 | $16,342 | $15,336 | $14,218 | $13,095 |
| Selling, general and administrative expense – as adjusted growth (Non-GAAP) | **3.2%** | 1.3% | 6.6% | 7.9% | 8.6% | |

The information above provides reconciliations of the supplemental non-GAAP financial measures, as defined under SEC rules, presented in this Annual Report to the most directly comparable financial measures calculated and presented in accordance with generally accepted accounting principles in the United States (GAAP). The Company has provided these supplemental non-GAAP financial measures in the Annual Report, which are not calculated or presented in accordance with GAAP, as supplemental information and in addition to the financial measures that are calculated and presented in accordance with GAAP. These supplemental non-GAAP financial measures are presented because management has evaluated the Company's financial results both including and excluding the adjusted items and believes that the supplemental non-GAAP financial measures presented provide additional perspective and insights when analyzing the core operating performance of the Company's business from period to period and trends in the Company's historical operating results. The Company defines free cash flow as net cash provided by operating activities in a period minus additions to property and equipment (capital expenditures) made in that period. This measure does not represent residual cash flows available for discretionary expenditures as the measure does not deduct the payments required for debt service and other contractual obligations or payments for future business acquisitions. Therefore, the Company believes it is important to view free cash flow as a measure that provides supplemental information to our entire statements of cash flows. These supplemental non-GAAP financial measures should not be considered superior to, as a substitute for, or as an alternative to, and should not be considered in conjunction with, the GAAP financial measures presented in the Annual Report.

## For Our Shareholders

### Corporate Headquarters
Walgreen Co.
108 Wilmot Road
Deerfield, Illinois 60015
(847) 315-2500

### Stock Market Listings
New York Stock Exchange
The NASDAQ Stock Market LLC
Chicago Stock Exchange
Symbol: WAG

### Investor Contacts
Rick J. Hans, CFA
Divisional Vice President of
Investor Relations & Finance
(847) 315-2385
rick.hans@walgreens.com

Ashish Kohli, CFA
Director of Investor Relations
(847) 315-3810
ashish.kohli@walgreens.com

Snehal K. Shah
Manager of Investor Relations
(847) 315-2361
snehal.shah@walgreens.com

### Annual Shareholders' Meeting
You are cordially invited to attend the meeting to be held Wednesday, January 8, 2014, at 2 p.m. CST, in the Grand Ballroom, Navy Pier, Chicago, Illinois. Formal notice of the meeting and proxy materials will be sent to all shareholders of record as of the close of business on November 18, 2013.

### Investor Information
As of September 27, 2013, Walgreens had 77,073 shareholders of record.

Investor information is available at http://investor.walgreens.com. This includes corporate governance guidelines, charters of all committees of the Board of Directors, quarterly reports, press releases, proxy statements, the company's Code of Ethics for Financial Executives, Code of Business Conduct and the 2013 Annual Report. These and other reports may also be obtained without charge upon request to:

Shareholder Relations
Walgreen Co. – Mail Stop #1833
108 Wilmot Road
Deerfield, Illinois 60015
(847) 315-2922
http://investor.walgreens.com/InvestorKit.cfm

Walgreens has provided the certifications of the Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act as Exhibit 31 to its Annual Report on Form 10-K. Our Chief Executive Officer made an unqualified certification to the New York Stock Exchange with respect to our compliance with NYSE corporate governance listing standards in January 2013.

### Electronic Reports
To receive proxy statements, annual reports and related materials electronically, refer to the proxy statement sent to shareholders with this annual report. After January 9, 2014, call Nicholas Zangler at (847) 315-2636 or go to http://investor.walgreens.com/InvestorKit.cfm to request electronic delivery.

### Quarterly Reporting Dates
Quarterly earnings release dates for fiscal 2014 are planned for December 20, March 25, June 24 and September 30. Results are released to the press and posted on the Walgreen website at http://investor.walgreens.com.

### Dividend Payment Dates
Walgreens pays dividends in March, June, September and December. Checks are customarily mailed on the 12th of each of these months.

### Transfer Agent and Registrar
For assistance on matters such as lost shares or name changes on shares, please contact:

Wells Fargo, N.A.
Shareowner Services
1110 Centre Pointe Curve, Suite 101
Mendota Heights, MN 55120-4100
www.shareowneronline.com
(888) 368-7346

### Direct Stock Purchase Plan
Wells Fargo Shareowner Services sponsors and administers a direct stock purchase plan as a convenient method of acquiring Walgreen stock by cash payments, reinvestment of dividends or both. For an information booklet and enrollment form, please call (888) 368-7346. General inquiries to Wells Fargo Bank, N.A. regarding your Walgreen stock should also be directed to (888) 368-7346.

Design: Cagney + Associates, Inc. Major Photography: Michael Mauney Page 4, 15: Jerome Lukowicz Page 13: Johns Hopkins Medicine Page 16: Alphega Pharmacie



Raymond Eulo raised his daughter Francesca as a single father. When Francesca was just 11 years old, her father suffered a heart attack. Francesca performed CPR until paramedics arrived, saving his life. As a teenager, she was already reminding her father to take his medications. Now that he needs more care, Francesca lives with him full-time, doing his laundry and cleaning, helping him test his blood sugar, and administering medications for rheumatoid arthritis, diabetes, a lung infection and a recent hip surgery. When doctors change Raymond's prescriptions, Walgreens is Francesca's first call with questions about dosage and side effects.



health center
Medical Gloves


As Francesca took on more responsibility caring for her father, Walgreen pharmacist Ramona Pramedass-Blom and the rest of the staff in Tamarac, Florida, were always there to listen and answer her questions. Ramona helps Francesca take good care of her father, checking for interactions among his many medications and making sure Francesca is familiar with the dosage and timing of each one.



The team members at Walgreens know Francesca and her sister Jennie (above) on a first-name basis and always ask how Raymond is doing, even when the sisters are just stopping in to restock on shampoo, bread or home office supplies. "I get everything at Walgreens," she says. "They're just amazing. It means a lot that the employees there know me by name and even remember our favorite brands."

Walgreens


Walgreen Co.
108 Wilmot Road, Deerfield, Illinois 60015


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